Exhibit 99.6

ALLIED GOLD CORPORATION

ANNUAL INFORMATION FORM

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2023

March 28, 2024

TABLE OF CONTENTS

GENERAL MATTERS	1

CORPORATE STRUCTURE	6

GENERAL DEVELOPMENT OF THE BUSINESS	7

Overview of the Business	7
Three Year History	8

DESCRIPTION OF THE BUSINESS	13

Principal Product	13
Specialized Skills and Knowledge	14
Competitive Conditions	14
Components	15
Approach to Sustainability	15
Employees	21
Foreign Operations	21
Other Disclosure Relating to Ontario Securities Commission Requirements for Companies Operating in Emerging Markets	21
Information Systems and Cybersecurity	24
Risk Factors	24
Summary of Mineral Reserve and Resource Estimates	54
Material Properties	57
Sadiola Mine	57
Kurmuk Project	71
Other Properties	83
Bonikro Mine	83
Agbaou Mine	92

DIVIDENDS and DIstributions	99

DESCRIPTION OF CAPITAL STRUCTURE	99

MARKET FOR SECURITIES	100

DIRECTORS AND OFFICERS	100

PROMOTER	109

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	109

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	109

TRANSFER AGENT AND REGISTRAR	110

MATERIAL CONTRACTS	110

AUDIT COMMITTEE	110

INTERESTS OF EXPERTS	113

ADDITIONAL INFORMATION	114

SCHEDULE “A” CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS	115

Annual Information Form (Year Ended December 31, 2023)

GENERAL MATTERS

Date of Information and Presentation

All information in this annual information form (“AIF”) is as of March 28, 2024, unless otherwise indicated. “Company”, “Allied”, “we” or “our” refers to Allied Gold Corporation (formerly Mondavi Ventures Ltd.), after giving effect to the Transaction (as defined herein), which was completed on September 7, 2023. See “Corporate Structure” and “Three Year History – The Transaction”.

Cautionary Note Regarding Forward-Looking Information

This AIF contains “forward-looking information” under applicable Canadian securities legislation. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking information, including, but not limited to, any information as to the Company’s strategy, objectives, plans or future financial or operating performance. Forward-looking statements are characterized by words such as “plan”, “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words or negative versions thereof, or statements that certain events or conditions “may”, “will”, “should”, “would” or “could” occur. In particular, forward looking information included in this AIF includes, without limitation, statements with respect to:

•	the Company’s expectations regarding its next phase of growth following the completion of the Transaction;

•	the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company’s projects discussed herein being met;

•	the Company’s plans to continue building on its base of significant gold production, development-stage properties, exploration properties and land positions in Mali, Côte d’Ivoire and Ethiopia through optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in Africa;

•	Allied’s expectations relating to the performance of its mineral properties;

•	the estimation of Mineral Reserves (as defined herein) and Mineral Resources (as defined herein);

•	the timing and amount of estimated future production;

•	the estimation of the life of mine (“LOM”) of Allied’s mineral projects;

•	the timing and amount of estimated future capital and operating costs;

•	the costs and timing of exploration and development activities;

•	the Company’s expectation regarding the timing of feasibility or pre-feasibility studies, conceptual studies or environmental impact assessments;

•	the Company’s expectations with respect to the remaining payments under the Kurmuk Interest Acquisition (as defined herein);

•	the Company’s expectations with respect to its issued and outstanding securities;

•	the effect of government regulations (or changes thereto) with respect to restrictions on production, export controls, income taxes, royalties, equity interests, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people, mine safety and receipt of necessary permits;

•	the Company’s community relations in the locations where it operates and the further development of the Company’s social responsibility programs; and

•	the Company’s expectations regarding the payment of any future dividends.

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Forward-looking information is based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and is inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking information. These factors include: the Company’s dependence on products produced from its key mining assets; fluctuating price of gold; risks relating to the exploration, development and operation of mineral properties, including but not limited to adverse environmental and climatic conditions, unusual and unexpected geologic conditions and equipment failures; risks relating to operating in emerging markets, particularly Africa, including risk of government expropriation or nationalization of mining operations; health, safety and environmental risks and hazards to which the Company’s operations are subject; the Company’s ability to maintain or increase present level of gold production; nature and climatic condition risks; counterparty, credit, liquidity and interest rate risks and access to financing; cost and availability of commodities; increases in costs of production, such as fuel, steel, power, labour and other consumables; risks associated with infectious diseases; uncertainty in the estimation of Mineral Reserves and Mineral Resources; the Company’s ability to replace and expand Mineral Reserves at its mines; factors that may affect the Company’s future production estimates, including but not limited to the quality of ore, production costs, infrastructure and availability of workforce and equipment; risks relating to the partial ownerships and/or joint ventures at the Company’s operations; reliance on the Company’s existing infrastructure and supply chains at the Company’s operating mines; risks relating to the acquisition, holding and renewal of title to mining rights and permits, and changes to the mining legislative and regulatory regimes in the Company’s operating jurisdictions; limitations on insurance coverage; risks relating to illegal and artisanal mining; the Company’s compliance with anti-corruption laws; risks relating to the development, construction and start-up of new mines, including but not limited to the availability and performance of contractors and suppliers, the receipt of required governmental approvals and permits, and cost overruns; risks relating to acquisitions and divestures; title disputes or claims; risks relating to the termination of mining rights; risks relating to security and human rights; risks associated with processing and metallurgical recoveries; risks related to enforcing legal rights in foreign jurisdictions; competition in the precious metals mining industry; risks related to the Company’s ability to service its debt obligations; fluctuating currency exchange rates (including the United States Dollar, Euro, West African CFA Franc and Ethiopian Birr exchange rates); the values of assets and liabilities based on projected future conditions and potential impairment charges; risks related to shareholder activism; timing and possible outcome of pending and outstanding litigation and labour disputes; risks related to the Company’s investments and use of derivatives; taxation risks; scrutiny from non-governmental organizations; labour and employment relations; risks related to third-party contractor arrangements; repatriation of funds from foreign subsidiaries; community relations; risks related to relying on local advisors and consultants in foreign jurisdictions; the impact of global financial, economic and political conditions, global liquidity, interest rates, inflation and other factors on the Company’s results of operations and market price of Common Shares (as defined herein); risks associated with financial projections; force majeure events; the Company’s plans with respect to the payment of dividends; transactions that may result in dilution to Common Shares, including conversion of outstanding convertible securities of the Company; future sales of Common Shares by existing shareholders; the Company’s dependence on key management personnel and executives; build out and changes to the Company’s director and executive compensation program; possible conflicts of interest of directors and officers of the Company; the reliability of the Company’s disclosure and internal controls; compliance with international ESG disclosure standards and best practices; vulnerability of information systems including cyber attacks; as well as those risk factors discussed or referred to herein.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that could cause actions, events or results to not be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking information if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking information. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s business, plans and objectives as of the dates presented and may not be appropriate for other purposes.

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Currency and Exchange Rate Information

This AIF contains references to both United States dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars. Canadian dollars are referred to as “Canadian dollars” or “C$”.

The closing, high, low and average exchange rates for United States dollars in terms of Canadian dollars for the years ended December 31, 2023, December 31, 2022 and December 31, 2021, based on the closing rates reported by the Bank of Canada, were as follows:

	Year-Ended December 31
	2023		2022		2021
Closing	C$	1.3226	C$	1.3544	C$	1.2678
High	C$	1.3875	C$	1.3856	C$	1.2942
Low	C$	1.3128	C$	1.2451	C$	1.2040
Average(1)	C$	1.3497	C$	1.3011	C$	1.2535

(1)	Calculated as an average of the daily close rates for each period.

On March 28, 2024, the Bank of Canada daily rate of exchange was $1.00 = C$1.3550 or C$1.00 = $0.7380.

Financial Information

Unless otherwise noted, financial information is presented in accordance with International Financial Reporting Standards as issued by the International Financial Reporting Standards (“IFRS”) as outlined in Part 1 of the Handbook of the Chartered Professional Accountants of Canada and include some amounts that are based on management’s estimates and judgement.

Scientific and Technical Information

Where Mineral Resources are stated alongside Mineral Reserves, those Mineral Resources are inclusive of, and not in addition to, the stated Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. The estimates of Mineral Reserves and Mineral Resources presented in this AIF may be affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing and other relevant modifying factors. The Company’s current Technical Reports (as defined herein), which are available on SEDAR+ under the Company’s profile at www.sedarplus.ca, contain further details regarding Mineral Reserve and Mineral Resource estimates, classification, reporting parameters, key assumptions and risks for each of the Company’s material mineral properties.

Unless otherwise stated in this AIF and with the relevant terms defined herein, all scientific and technical information in respect of Sadiola and Kurmuk has been reviewed and approved by the authors of the Sadiola Report and Kurmuk Report (both as defined below), and all other scientific and technical information has been reviewed and approved by Mr. Sébastien Bernier, P.Geo., Vice President, Technical Compliance and Performance of Allied. See “Interests of Experts”.

Unless otherwise indicated, the estimated Mineral Reserves and Mineral Resources for the Company’s various mines and mineral projects set forth herein have been estimated in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for Mineral Resources and Mineral Reserves (the “CIM Standards”). The following definitions are reproduced from the CIM Standards:

The term “Mineral Resource” means a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. Material of economic interest refers to diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals. Mineral Resources are subdivided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

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The term “Inferred Mineral Resource” means that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource is based on limited information and sampling gathered through appropriate sampling techniques from locations such as outcrops, trenches, pits, workings and drill holes.

The term “Indicated Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors (as defined herein) in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation.

The term “Measured Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation.

The term “Mineral Reserve” means the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. Mineral Reserves are subdivided, in order of increasing confidence, into Probable Mineral Reserves (as defined herein) and Proven Mineral Reserves (as defined herein). Mineral Reserves are inclusive of diluting material that will be mined in conjunction with the Mineral Reserves and delivered to the treatment plant or equivalent facility.

The term “Probable Mineral Reserve” means the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve. Probable Mineral Reserve estimates must be demonstrated to be economic, at the time of reporting, by at least a pre-feasibility study.

The term “Proven Mineral Reserve” means the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors. Proven Mineral Reserve estimates must be demonstrated to be economic, at the time of reporting, by at least a pre-feasibility study.

The term “Modifying Factors” means considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

Non-GAAP Financial Performance Measures

In this AIF, the Company uses certain non-GAAP financial performance measures and non-GAAP ratios to supplement the Company’s financial statements, which are presented in accordance with IFRS, including all-in sustaining costs (“AISC”) per ounce of gold sold.

The Company believes that these measures and ratios, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial performance measures and ratios do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management’s determination of the components of non-GAAP financial performance measures and other financial measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are duly noted and retrospectively applied as applicable. Subtotals and per unit measures may not calculate based on amounts presented in the following tables due to rounding.

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Cash Costs and All-In Sustaining Costs per Gold Ounce Sold

The Company discloses “cash costs” because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The measures, as determined under IFRS, are not necessarily indicative of operating profit or cash flows from operating activities.

The measure of AISC, along with revenue from sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flows from its mining operations. This data is furnished to provide additional information and is a non-GAAP financial performance measure. The term “AISC per ounce of gold sold” is a non-GAAP ratio and does not have a standardized meaning prescribed under IFRS, and therefore may not be comparable to similar non-GAAP financial performance measures employed by other companies. Non-GAAP financial performance measures should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and are not necessarily indicative of operating costs, operating profit or cash flows presented under IFRS.

AISC figures are calculated in accordance with a standard developed by the World Gold Council (“WGC”), a non-regulatory, market development organization for the gold industry. Adoption of the standard is voluntary, and the standard is an attempt to create uniformity and a standard amongst the industry and those that adopt it. Nonetheless, the cost measures presented herein may not be comparable to other similarly titled measures of other companies. The Company is not a member of the WGC at this time.

AISC include mine site operating costs such as mining, processing, administration, production taxes and royalties, which are not based on sales or taxable income calculations, but are exclusive of depreciation and amortization, exploration costs, accretion and amortization of reclamation and remediation, and capital, development and exploration spend. Further, AISC include mine sustaining capital expenditures (including stripping), sustaining mine-site exploration and evaluation expensed and capitalized, and accretion and amortization of reclamation and remediation. AISC exclude capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, depreciation and amortization, income tax payments, borrowing costs and dividend payments. AISC include only items directly related to each mine site, and do not include any cost associated with the general corporate overhead structure. As a result, total AISC represent the weighted average of the three operating mines, and not a consolidated total for the Company. Consequently, this measure is not representative of all of the Company’s cash expenditures. The most directly comparable IFRS measure is cost of sales, excluding depreciation and amortization. AISC are computed on a weighted average basis, with the aforementioned costs, net of by-product revenue credits from sales of silver, being the numerator in the calculation, divided by gold ounces sold.

For a description and reconciliation of AISC and other non-GAAP measures to the most directly comparable measures under IFRS, please refer to the heading “Non-GAAP Financial Performance Measures” in the Company’s management’s discussion and analysis (“MD&A”) for the year ended December 31, 2023, which section is incorporated by reference herein and is available on SEDAR+ under the Company’s profile at www.sedarplus.ca.

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Other

The Company has included market and industry data in this AIF based on third party and Company information. Although the Company does not have any knowledge that such third-party information may not be reliable or accurate, there can be no assurance that such third-party information is complete or accurate. Such information involves risks and uncertainties and is subject to change based on various factors, including those factors discussed in “Risk Factors”.

CORPORATE STRUCTURE

The Company was incorporated under the name “Mondavi Ventures Ltd.” on January 14, 2021 under the Business Corporations Act (British Columbia) (“BCBCA”) in connection with a spin-out by ECC Diversified Inc. pursuant to a plan of arrangement under the BCBCA completed on March 22, 2021. On August 31, 2023, the Company was continued to Ontario under the Business Corporations Act (Ontario) (“OBCA”), completed a consolidation of its Common Shares on the basis of 62.6308 pre-consolidation Common Shares for one post-consolidation Common Share (the “Consolidation”) and changed its name to “Allied Gold Corporation”. On September 7, 2023, the Company completed a reverse takeover transaction (the “Transaction”) involving, inter alia, Allied Gold Corp Limited (“Allied Jersey”) and Allied Gold Corp (“Allied Seychelles”) and Allied Merger Corporation (“AMC”), and the listing of its common shares (the “Common Shares”) and Convertible Debentures (as defined herein) on the Toronto Stock Exchange (the “TSX”), which Common Shares and Convertible Debentures commenced trading on September 11, 2023 (see “Market for Securities – Trading Price and Volume”). In connection with the closing of the Transaction, on September 7, 2023 the Company also completed a vertical short form amalgamation with AMC under section 177 of the OBCA. See “Three Year History – The Transaction”.

The head and registered office of the Company is located at Royal Bank Plaza, North Tower, 200 Bay Street, Suite 2200 Toronto, ON, Canada M5J 2J3.

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The corporate chart below illustrates the Company’s principal subsidiaries (collectively, the “Subsidiaries”), together with the jurisdiction of incorporation of each company and the percentage of voting securities beneficially owned, controlled or directed, directly or indirectly, by the Company. As used in this AIF, except as otherwise required by the context, reference to the “Company” or “Allied” shall include the Subsidiaries.

Allied Gold Corporation
(Ontario)
Allied Gold Corp
(Seychelles)
Allied Gold ET 2 Corp
(Seychelles)
Afrique Gold
(Mauritius)
Allied Gold CDI Corp
(Seychelles)
Allied Gold ML Corp
(Seychelles)
APM Ethiopia Ltd.
(BVI)
CDI Gov't
89.89%*
Hire Holdings Pte Ltd
(Singapore)
Allied Gold Cayman
(Cayman Islands)
Legend Mali (BVI) III Inc.
(BVI)
Allied Gold Mali Limited
(BVI)
96%****
Golden Eye Resources
(BVI)
10%
Bonikro Gold Mine SA
(Cote d'Ivoire)
89.80%**
CDI Gov't
85%
SODEMI
***
40%
Mali
Gov't
4%
10%
10%
5%
40%
20%
Kurmuk Gold Mine PLC
(Ethiopia)
Afrique Gold Exploration
SARL
(Cote d'Ivoire)
Hire Gold Mine SA
(Cote d'Ivoire)
Agbaou Gold Operations
SA
(Cote d'Ivoire)
LGC Exploration Mali
SARL
(Mali)
Societe d'Exploitation
des Mine d'Or de Sadiola
SA
(Mali)
Kurmuk Project
Dougbafla/Oume Project
Bonikro Mine
Agbaou Mine
Korali Sud (Diba)/
Lakanfla Projects
Sadiola Mine

All ownership percentages are 100% unless otherwise stated. Items in Blue are government agencies
* 0.11% owned by local minority owner
** 0.2% owned by local minority owner
*** La Société pour le Developpment Minier de la Cote d'Ivoire
****The government of Ethiopia is entitled to a 7% equity position in Kurmuk

GENERAL DEVELOPMENT OF THE BUSINESS

Overview of the Business

Allied is a Canadian-based emerging senior gold producer with a portfolio of three operating gold mines, a significant gold development project and exploration properties throughout Africa, principally in Mali, Côte d’Ivoire and Ethiopia. Allied plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, as appropriate, by targeting other consolidation opportunities with a primary focus in Africa. Allied operates its mines and projects under common corporate oversight. Within this structure, Allied’s material properties consist of the following:

•	Sadiola gold mine (80% ownership), located in the Kayes Region of West Mali (the “Sadiola Mine” or “Sadiola”); and

•	Kurmuk gold development project (100% ownership), located approximately 750 km from Addis Ababa in Western Ethiopia (the “Kurmuk Project” or “Kurmuk”).

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The Company’s portfolio also includes the following properties, which are being managed as one business unit collectively referred to as the “Côte d’Ivoire Complex”:

•	Bonikro gold mine (89.89% ownership), comprised of two exploitation permits (Bonikro and Hiré) and the two Dougbafla exploration permits, located approximately 100 km south of Yamoussoukro, Côte d’Ivoire (the “Bonikro Mine” or “Bonikro”); and

•	Agbaou gold mine (85% ownership), located approximately 100 km south of Yamoussoukro, Côte d’Ivoire (the “Agbaou Mine” or “Agbaou”);

(1)	The “Côte d’Ivoire Complex” is comprised of Bonikro and Agbaou.

See “Description of the Business – Material Properties” and “Description of the Business – Other Properties”.

Three Year History

Over the three most recently completed financial years, the Company executed its growth strategy with a particular focus on Mineral Reserve and Mineral Resource expansion through accretive acquisitions and the advancement of exploration and project studies at the Company’s existing assets. Owing to the completion of the Financing and the Transaction, the Company has additional liquidity, financial flexibility and an enhanced management construct to optimize and advance the Company’s growth strategy, generating meaningful long-term value for its stakeholders. The following events contributed materially to the development of the Company’s business over the past three financial years.

Sustainable Production Platform and Outlook

On February 21, 2024, Allied announced its 2024 operating guidance and medium-term outlook extending through 2026, highlighting how the Company’s endeavors of 2023, as detailed in this AIF, have laid the foundation for an improved guidance and outlook compared to actual results in 2023. The Company expects to produce between 375,000 and 405,000 ounces of gold in 2024, at an AISC(1) of $1,400 per ounce, marking a significant reduction in costs. The outlook for 2025 and 2026 is anchored in the development of growth projects, comprised of operational optimizations and the advancement of exploration activities. These efforts include the construction of the Kurmuk Project, the execution of the first phase of the Sadiola Expansion Project (as defined herein), the realization of production and cost efficiencies at Sadiola and Bonikro, as well as operational optimizations at Agbaou, in addition to the advancement of exploration activities across the Company’s portfolio. Collectively, these initiatives position the Company to deliver over 600,000 ounces of gold in 2026 at an AISC(1) below $1,225 per ounce.

1 Non-GAAP financial measure. See “Non-GAAP Financial Measures” above.

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Increased Mineral Reserves and Mineral Resources

On February 21, 2024, Allied announced an update to its Mineral Reserves and Mineral Resources, achieving a 190% replacement of production depletion in 2023. The Company remains focused on extending the mine lives of the Côte d’Ivoire Complex and Kurmuk, as well as on increasing the oxide mineral inventory at Sadiola, facilitating a smoother transition for the phased investment of the Sadiola Expansion Project and providing additional processing flexibility. Moreover, Allied has advanced its regional exploration programs, aimed at uncovering significant potential across its portfolio. This includes realizing exploration success at highly prospective locations such as Oumé, located north of the Bonikro mill, and Tsenge, a significant new discovery located southeast of the projected processing plant at Kurmuk.

Commencement of Sadiola Expansion Plan

Over the last several years, the Company has been advancing a strategy of optimization and expansion at Sadiola. Initial efforts related to the stabilization of the operation, primarily in relation to the existing processing capacity of mostly oxide ores, although followed by a phased expansion to process fresh ores, with the objective of increasing production and cash flows in the short and longer terms.

Present efforts have focused on increasing the inventory of oxide and fresh ores, the latter significantly, optimizing mining and processing, conducting several technical studies on processing fresh ores through existing facilities to be followed by the development of a new plant for processing fresh ore exclusively and implementation of augments to existing facilities to benefit the existing plant and planned new plant for processing fresh ore.

Meaningful improvements in production are targeted in the short term as a result of the contribution from Diba high-grade oxide ore, with the objective to support production levels between 200,000 and 230,000 ounces per year in the next two years, reduce AISC(1), increase revenue, and provide robust cash flows in 2024 and 2025, to support development projects across the Company. This approach will enable the mine to continue producing at elevated levels while incurring lower near-term capital costs. Following this period, with the commissioning of the Phase 1 Expansion, the mine is expected to support an average production level between 200,000 and 230,000 ounces per year through 2028, although by processing more fresh ore with higher grades and lower recoveries. This strategy not only optimizes the use of existing Mineral Resources but also aligns with our commitment to extend the life of the mine and enhance its profitability.

Pre-construction activities for the Phase 1 Expansion are progressing well, with detailed engineering, procurement, and execution planning activities continuing through into the new year. The updated engineering study for this phase has reconfirmed total capital expenditure of approximately $61.6 million and the design to treat up to 60% of fresh rock at a rate of up to 5.7 Mt/y in the existing process plant. Upgrades in infrastructure to prepare the site for the next phase of investment will also be advanced in this period.

The Phase 2 Expansion, planned as a new processing plant to be built beginning in late 2026 and dedicated to processing fresh rock and oxides at a rate of up to 10Mt per year, starting in 2029, is expected to increase production to an average of 400,000 ounces per year for the first 4 years and 300,000 ounces per year on average for the mine's 19-year life, with AISC(1) expected to decrease to below $1,000 per gold ounce. Capital expenditures for this phase are estimated to be approximately $400 million inclusive of infrastructure upgrades.

While the investment in the Sadiola Project is delineated in phases for planning purposes, it is critical to recognize that these phases are part of an integrated development effort, aimed to significantly increase Sadiola's production, enhance its profitability and longevity, and reaffirm the commitment to the Company's stakeholders as demonstrated by the over $127 million invested in Sadiola to date, which has allowed for a material increase in production and Mineral Reserves and advance the project to the execution phase, the planned expenditure of $100 million between 2024 and 2025, and over $350 million expected to be spent from 2026 to 2029 by which time both the modified existing plant and new plant will be commissioned and functioning.

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The Company is also advancing opportunities for optimization of the project, including metallurgical test work and a pre-feasibility study to potentially increase recoveries by over 10% through the use of flotation and concentrate leaching. This study, supported by the Company's phased investment, seeks to improve the project's financial performance significantly. With this long-term and value-focused strategy, the Company is well-positioned to affirm that the advancement of the Sadiola Project is proceeding as planned, reinforcing Allied's commitment to operational excellence and long-term value creation.

Commencement of Kurmuk Construction

On September 7, 2023, the construction activities of the expanded Kurmuk Project commenced, outlined by a two-stage development plan with a total capital investment of approximately $500 million and an expanded ore processing capacity of 6 million tonnes per year. Significant development milestones for Kurmuk are being reached in the ongoing initial phase of construction, including, among other things, the advancement of detailed engineering, completion of early works, procurement of major equipment, development of site infrastructure, establishment of the camp, progression of bulk earthworks and civil disciplines, and the awarding of major contracts that involve skill transfer to the local communities, positioning the Company for operational readiness.

The Transaction

Concurrent with the completion of the Financing (as defined herein - see “- The Financing”), the Company, Allied Jersey, Allied Seychelles, AMC, Seychelles Subco (as defined herein) and Ontario Subco (as defined herein) entered into a business combination agreement dated August 30, 2023 (the “Definitive Agreement”) pursuant to which the parties agreed to complete a series of amalgamations and associated transactions to effect a business combination between the Company, Allied Jersey, Allied Seychelles and AMC, which resulted in a reverse take-over of the Company by the shareholders of Allied Jersey, Allied Seychelles and AMC.

In connection with completing the Transaction, Allied Jersey agreed to make certain severance, accumulated bonus and other accrued entitlement payments to senior management of Allied Jersey pursuant to the terms of existing executive services agreements and separation and release agreements, a portion of which was reinvested into the Company.

The Definitive Agreement, together with further information regarding the Transaction contained in the Company’s Annual Information Form and Material Change Report each dated September 7, 2023, can be found under the Company’s profile on SEDAR+ at www.sedarplus.ca.

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The Financing

On April 6, 2023, AMC, a company formed by the prior management team of Yamana Gold Inc. (“Yamana”), namely Peter Marrone, Daniel Racine, Jason LeBlanc, Gerardo Fernandez and Sofia Tsakos ("former Yamana principals"). was incorporated under the OBCA. Pursuant to the series of aforementioned amalgamations that resulted in the formation of the Company, AMC, a mining enterprise owned and operated by the former principals of Yamana Gold Inc. in the mid-market extractive industry mergers and acquisitions and merchant banking market, was primarily responsible for the public financing and going public events that led to the Transaction and was valued by the other arms length participating companies in the Transaction at approximately $78.1 million ($4.45 per share) or CAD$103.9 million (CAD$5.92 per share). As part of the Transaction, on August 30, 2023, AMC completed a brokered private placement (the “Financing”) of (i) 81,219,000 common share subscription receipts (the “CS Subscription Receipts”) at a price of $1.97 per CS Subscription Receipt for total gross proceeds of $160,001,430, and (ii) 107,279 unsecured convertible debenture subscription receipts (the “CD Subscription Receipts” and together with the CS Subscription Receipts, the “Subscription Receipts”) at a price of $1,000 per CD Subscription Receipt for total gross proceeds of $107,279,000, for combined aggregate gross proceeds of approximately $267,000,000. The net proceeds from the Financing are being used by the Company to carry out its planned growth strategy including its ongoing optimization and development work, as well as for general corporate purposes.

Each CS Subscription Receipt entitled the holder thereof to receive, upon automatic exchange without payment of additional consideration or further act or formality on the part of the holder thereof, one AMC common share (an “AMC Share”) upon the satisfaction or waiver of the relevant escrow release conditions. Each post-consolidation AMC Share was then immediately exchanged for one Common Share upon the completion of the Transaction. Each CD Subscription Receipt entitled the holder thereof to receive, upon automatic exchange in without payment of additional consideration or further act or formality on the part of the holder thereof, one 8.75% unsecured convertible debenture of AMC (an “AMC Convertible Debenture”) upon the satisfaction or waiver of the relevant escrow release conditions. Each AMC Convertible Debenture was immediately exchanged for one 8.75% unsecured convertible debenture of the Company maturing September 7, 2028 (the “Convertible Debentures”) upon the completion of the Transaction.

The Convertible Debentures are governed by the terms of a convertible debenture indenture dated August 30, 2023 among the Company (then named Mondavi Ventures Ltd.), AMC and Computershare Trust Company of Canada in its capacity as debenture trustee (the “Convertible Debenture Indenture”), which is available under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Acquisition of Remaining Interest in Kurmuk

On September 7, 2023, Allied Gold ET 2 Corp. (the “Allied Purchaser”) acquired the 35.54% in Kurmuk held by APM Investment Holdings Ltd (“Kurmuk JV Partner”) pursuant to a put and call option deed entered into on September 6, 2023 whereby the Allied Purchaser was granted the option to acquire such interest (the “Kurmuk Interest Acquisition”). The Kurmuk shareholders agreement was terminated upon completion of the Kurmuk Interest Acquisition. The consideration for the Kurmuk Interest is comprised of the following:

•	11,797,753 Common Shares (the “Initial Kurmuk Consideration Shares”) at a price of $4.45 per Common Share for an aggregate value of $52.5 million;

•	$25 million on the first anniversary of the completion of the acquisition, payable in cash or a combination of 50% cash and 50% Common Shares at the election of the Allied Purchaser;

•	$21.25 million on the second anniversary of the completion of the acquisition payable in cash, or at the election of the Kurmuk JV Partner, in Common Shares on the second anniversary of the completion of acquisition or in cash on the third anniversary of the completion of the acquisition; AMC; and

•	$21.25 million payable in cash on the earlier of the commencement of commercial production and the fourth anniversary of the date of completion.

By consolidating 100% ownership of the Kurmuk Project, subject to the continuing state interest, the Company is now able to move the project forward through construction and development without possible delays due to notice, approval and funding mechanics in the Kurmuk shareholders agreement, while increasing the value of the Company given the accretive nature of the Kurmuk Interest Acquisition.

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Acquisition and Advancement of Diba Property Near Sadiola

On November 9, 2023, the Company closed the acquisition of the permitted Korali-Sud Small Scale Mining License as well as the Lakanfla Exploration License (collectively, the “Diba Property”) pursuant to a share purchase agreement with Elemental Atlus Royalties Corp. The Diba Property is located 15 kilometres south of the processing plant at the Company's flagship Sadiola Mine and adjacent to the Sadiola exploitation license. The purchase price for the Diba Property consisted of cash payments and an NSR royalty. Cash payments total up to $6.0 million, with an initial amount of $1.0 million paid on closing, followed by deferred amounts of up to $5.0 million payable upon the attainment of defined production milestones of up to 200,000 ounces produced from Korali-Sud. The remainder of the purchase price consists of an NSR royalty at a rate of 3% for the first 226,000 ounces of gold produced from Korali-Sud, and at a rate of 2 % for ounces from Korali-Sud and Lakanfla thereafter.

The Company expects that the Diba Property will provide higher-grade oxide ore feed to the Sadiola processing plant, particularly in 2024 and 2025, to maximize EBITDA and cash flows during Kurmuk's development period. The Company is progressing delineation drilling, road and infrastructure construction since late 2023 and intends to commence processing ore from Diba in the first half of 2024. The total development costs are expected to be $12 million between late 2023 and 2024.

Repayment of Orion 2020 Facility

On June 28, 2022, the Company repaid in full its $50 million secured term facility under a facility agreement with Orion dated October 27, 2020 (as amended), relating to the Sadiola acquisition.

Renewal of Sadiola Convention

Sadiola’s mineral tenure, permitting and operations are governed, in large part, under an Establishment Convention initially concluded with the Government of Mali on April 5, 1990 and ratified by Decree n°90-191/P-RM dated May 12, 1990 (the “Sadiola Convention”). On November 19, 2021, an amendment (“Amendment 5”) to the Sadiola Convention was entered into between the Government of Mali and Société d’Exploitation des Mines d’Or de Sadiola S.A. (“SEMOS”), being the Company’s operating subsidiary for the Sadiola Mine. Amendment 5 extends the term of the Sadiola Convention through 2037, and confirms SEMOS’ commitment to complying with certain provisions of the 2019 Mining Code relating to local procurement and employment, community development and environmental standards. SEMOS’ current Exploitation Permit is valid until July 31, 2024. The full permit renewal application for a further ten year renewal beginning in mid-2024 was submitted to the Government of Mali on July 20, 2022 in advance of the regulatory deadline and no comments were received in relation to the application. See “Description of the Business – Material Properties – Sadiola Mine – Property Description, Location and Access”.

Kurmuk Development Agreement

On September 30, 2021, the Company entered into a development agreement with the Government of Ethiopia (the “Kurmuk Development Agreement”). The Kurmuk Development Agreement grants a mining license providing for the exclusive right of the Company to mine gold and base metals from the Kurmuk Project area for a period of 20 years until October 1, 2041, subject to renewal for an additional period of 10 years upon Kurmuk meeting certain obligations under the mining license, including demonstrating continued economic viability of mining in the license area.

Under the Kurmuk Development Agreement, the Company must complete a production program within two years (and extendable to four years) of the issuance of the mining license, the revocation of which by the Government of Ethiopia may occur if the production timeline is not met. The Government of Ethiopia will retain a 7% equity interest in the Kurmuk Project, as well as a 5% royalty payable in respect of sales from any commercial production and a 2% net profit sharing interest upon completion of certain milestones. See “Description of the Business – Material Properties – Kurmuk Project – Property Description, Location and Access”.

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Acquisition of Agbaou

The Company acquired an 85% interest in the Agbaou Mine on March 1, 2021 pursuant to a share purchase agreement between Endeavour, the Company and Allied Gold CDI Corp. The remaining 15% ownership of the Agbaou Mine is held by the Government of Côte d’Ivoire (10%) and La Société pour le Developpement Minier de la Côte d’Ivoire (“SODEMI”) (5%), a government owned entity. Pursuant to the acquisition, the Company paid consideration consisting of:

•	$8 million in cash paid on closing;

•	$8.4 million in cash, representing the deferred cash amount, paid on March 31, 2021; and

•	26,666,667 shares of the Company (being Allied Jersey at the time).

In connection with the acquisition, the Company granted Endeavour a sliding-scale 1.0%-2.5% net smelter return royalty on the Agbaou Mine (based on the average spot price of gold), subject to a maximum of $50 million payable in aggregate.

Dougbafla South Exploration Permit

On January 15, 2020, the Dougbafla South exploration permit was granted, extending the Company’s exploration tenement at the Dougbafla permit area, which included the Dougbafla West exploration permit. The Dougbafla South exploration permit technically expired on January 14, 2024, however, such permit remains valid while the delivery of the renewal is being processed according to the Mining Code. See “Description of the Business – Other Properties – Bonikro Mine” for more details on the Dougbafla exploration permits, which are now grouped under the Oumé exploration project.

DESCRIPTION OF THE BUSINESS

Allied is a Canadian-based emerging senior gold producer. The Company has a significant portfolio comprised of operating mines, development projects, and exploration properties in Africa, mainly in Mali, Ethiopia and Côte d’Ivoire. Allied plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, as appropriate, by targeting consolidation opportunities with a focus in Africa initially and potentially elsewhere in the world in the future.

Principal Product

The Company’s principal product is gold, with gold production forming substantially all of the Company’s revenues. The Company’s consolidated revenue from the sale of gold was approximately $655.6 million in 2023 and $669.5 million in 2022.

The Company produces gold doré across its Sadiola, Bonikro and Agbaou mines, all of which are open pit operations. The Kurmuk Project, when brought into production, will contribute significantly to the Company’s gold production. There is a global gold market into which Allied can sell its gold and, as a result, the Company is not dependent on any particular counterparty for either the refining or sale of its gold.

The Sadiola Mine produces gold doré comprising approximately 80% gold. The doré produced from current operations indicates that any impurities in the bars will be non-deleterious and will not adversely affect production.

The Bonikro Mine produces gold doré comprising approximately 82% to 88% gold. The doré produced from current operations indicates that any impurities in the bars will be non-deleterious and will not adversely affect production. Bonikro has a gold streaming agreement (the “Bonikro Stream”) entered into on October 7, 2019 to sell to OMF Fund III (Mg) Ltd (currently held by Sandstorm Gold Ltd.) 6% of the gold produced from the Bonikro Mine (including any future production from the Dougbafla permit area) until such time as the total gold produced from the Bonikro Mine equals 650,000 ounces, after which the gold interest will reduce to 3.5% until such time as the total gold produced from the Bonikro Mine equals 1,300,000 ounces after which the gold interest will reduce to 2%. The gold will be purchased at the lower of the prevailing market price and $400 per ounce.

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The Agbaou Mine produces gold doré comprising approximately 90% to 95% gold. The doré produced from current operations indicates that any impurities in the bars will be non-deleterious and will not adversely affect production. Agbaou has a sliding-scale 1.0%-2.5% net smelter return royalty (based on the average spot price of gold), subject to a maximum of $50 million payable in aggregate (which royalty is currently held by Triple Flag Precious Metals).

Gold has diverse uses, with the most prominent uses being jewelry and as an investment asset (particularly in global central bank reserves). Gold also has industrial uses, principally in fabrication of corrosion-free electrical connectors in computers and other electrical devices, and other uses such as infrared shielding, production of coloured glass, gold leafing, and tooth restoration.

While gold can be readily sold on numerous markets throughout the world and it is not difficult to ascertain its market price at any particular time, the London Bullion Market Association publishes prices that are widely accepted as being benchmark, and as a result, are widely used. Demand for and the price of gold is cyclical and volatile, and is affected by numerous factors, including levels of supply and demand, global or regional consumptive patterns, level of investment activity, purchases or sales by government central banks, increased production due to new mine developments and improved mining and production methods, speculative activities related to the sale of metals, availability and costs of investment substitutes, international economic and political conditions, interest rates, currency values and inflation. See “Risk Factors – Gold Price”.

Specialized Skills and Knowledge

Various aspects of the Company’s business require specialized skills and knowledge, certain of which are in high demand and in limited supply. Such skills and knowledge include the areas of permitting, engineering, geology, metallurgy, logistical planning, implementation of exploration programs, mine construction and development, mine planning and operations, as well as legal compliance, finance, accounting, risk management, safety and security, community relations and human resources. Allied has highly qualified management personnel and staff, an active recruitment program, and believes that persons having the necessary skills are generally available. The Company has been able to locate and retain competent employees and consultants in such fields and has maintained a high retention rate of highly skilled employees through, among other things, competitive remuneration and compensation packages. Further, the Company and its contractors have training programs in place for workers that are recruited locally. See “Risk Factors – Dependence Upon Key Management Personnel and Executives”.

Competitive Conditions

The gold and other precious metal exploration, development and mining business is a competitive business. The Company competes with numerous other companies and individuals in the search for and the acquisition of attractive precious metal mineral properties. The ability of the Company to acquire precious metal mineral properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for precious metal development or mineral exploration.

In addition, Allied also competes with other companies when sourcing goods and services used in connection with mining operations, as well as for the recruitment and retention of skilled experienced workers. Allied’s competitive position is also determined by its costs and asset quality compared to other gold producers, and by its ability to maintain its financial capacity through gold price cycles and currency fluctuations. Costs are driven principally by location, grade and nature of mineral deposits; costs of equipment, labour, fuel, power and other inputs; costs of transport and other infrastructure; political, socioeconomic and environmental factors outside of the Company’s control; and by operating and management skill. See “Risk Factors – Competition”.

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Components

The Company sources machinery, parts, equipment, reagents and other supplies and services from large national in-country suppliers in the jurisdictions in which the Company operates and international suppliers outside of such jurisdictions. It also sources services and supplies, subject to competitive pricing and technical capability, from local businesses wherever possible according to its local procurement programs. All of the raw materials required to conduct our operations are readily available through normal supply or business contracting channels. While the Company has not experienced and does not anticipate experiencing any material challenges or shortages in the foreseeable future, fluctuations in the price and availability of key inputs and services may impact the Company’s operations. See “Risk Factors – Commodity Prices and Availability” and “Risk Factors – Increase in Production Costs”.

Approach to Sustainability

Allied recognizes the importance of proactive and integrated management of sustainability related aspects of its business, including health, safety, environmental, and social performance. The Company believes that this is an enabler and a condition precedent of a good mining business, and is a signal of the quality of management. High quality management in the mining business enables the corporate and operational culture that is necessary for the Company to achieve its growth objectives.

The Company works to identify the aspects of its business that touch on these considerations, the impacts that may exist from its activities, actions necessary to enhance positive impacts, eliminate, reduce or manage negative impacts and the systems and processes developed and implemented to ensure aspects and impacts are well-managed.

The Company’s approach operates at both the corporate and operations levels. The role of the corporate team is two-fold; to provide governance and oversight of the sustainability related aspects of the business and to co-develop, with operations, the sustainability management framework and systems that are implemented and actioned on the ground. Allied’s corporate sustainability team (the “Sustainability Team”) will also assist operations in the implementation of systems. In establishing management frameworks and systems, the Sustainability Team must have detailed knowledge of the many evolving international best practice (“EIBP”) standards from third parties that address sustainability topics to determine which should be incorporated into existing systems. In this way, the Company ensures that its operations are up-to-date on management approaches that contribute to improved sustainability performance. Management frameworks and systems must continually evolve to address changes in the business and as new commitments are adopted.

The role of the operational team is to identify and manage workplace health, safety, environmental and community risks and impacts while working to maintain a ‘social license to operate’ by building constructive relationships and enhancing positive benefits to host communities. These two areas of focus often go hand-in-hand and overlap.

The Company understands the importance of listening to people in host communities who are affected by its activities, from exploration to development to operations through to closure, to understand their concerns. Host community perceptions are critical to maintaining and growing our business.

Sustainability

Interest in sustainability aspects of the Company’s business has grown significantly over the past few years, primarily from the financial sector. Sustainability topics span all departments in the Company and are generally managed by the Sustainability Team, the operational health, safety, environmental and social performance team and site personnel; the remaining sustainability topics are the shared responsibility of other departments.

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Governance

The Company believes that establishing the tone from the highest governance levels of Allied is a fundamental part of achieving excellence.

The Board of Directors

The Company’s board of directors oversees strategy, governance and risk, including risks and opportunities associated with sustainability factors. The Chairman and CEO drives and facilitates sustainability policy development, and the implementation of directives, in consultation with the board of directors and with the support of the Chief Sustainability Officer. The sustainability committee of the Company’s board of directors will oversee all aspects of sustainability matters. The sustainability committee will review policies, compliance issues and incidents, and ensure the Company has been diligent in carrying out its responsibilities and activities.

Corporate Level

The Sustainability Team is led by the Chairman and CEO with the support of the Chief Sustainability Officer. The team implements strategy, develops and implements management systems, in collaboration with operations, and facilitates dialogue with external stakeholders at the corporate level. It also works with the sites to make sure systems are implemented, best practices are shared and Company performance is enhanced. The Sustainability Team supervises the compliance with international standards.

Operational Level

Each operation has a sustainability team that addresses health, safety, environmental and social performance in conjunction with each site’s General Manager. This will continue to evolve in 2024 across all sites for the Sustainability Team to meet at least quarterly to discuss sustainability issues, approaches, incidents, corrective actions and other operational practices. The quarterly reviews monitor the implementation of management systems, the effectiveness and performance of their sustainability programs and report any material issues to the General Manager who escalates matters as required.

Management

Allied has a Code of Conduct and set of related policies that establish corporate expectations across the business. In 2024, the Sustainability Team is updating the Company’s sustainability management framework (the “Sustainability Management Framework”) that describes the requirements for Allied’s businesses to implement an integrated system for the management of risks and opportunities associated with sustainability. The following key principles underpin the Company’s approach to sustainability management.

1. Risk and opportunity management

The basis of Allied’s management approach is effective risk and opportunity management. Under the Sustainability Management Framework, each operation effectively maps its sustainability aspects and associated risks and impacts (including risks related to compliance with relevant obligations). The aspects and risks/impacts register drives the development of the site-specific objectives and plans for operational performance.

Management has adopted enhanced, specific measures to help confirm optimal management of significant, inherent business risks, including those associated with tailings storage facilities (“TSF”), waste rock storage facilities or cyanide usage, among others. These measures include on-going monitoring of each structure and tools to help monitor specific risks. See “Risk Factors – Health, Safety and Environmental Risks and Hazards”.

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2. Integration

It is the responsibility of each operation, development, and exploration project to implement Allied’s Sustainability Management Framework, starting with risk assessment through to implementation and monitoring. Allied is looking to develop an executive and senior manager compensation framework that aligns sustainability performance with compensation to facilitate greater integration of sustainability considerations within the businesses and that the outcome are owned by the entire site rather than being seen as the responsibility of a particular operational department.

Operating sites measure their progress against the Sustainability Management Framework on an annual basis, which will be expanded to include the forthcoming different Sustainability Standards. The outcome of this is combined with annual risk assessments and the results from a range of other key performance indicators to determine each site’s annual action plans. It is likely that progress against these action plans will be incentivized at both the site and corporate levels.

3. Commitment to Evolving International Best Practice Standards

An important part of establishing management frameworks and systems and achieving continuous sustainability performance is evaluating the range of EIBP standards. The number of such standards has increased at a nearly exponential rate over the past 20 years and the breadth of topics covered by the standards has also increased. It is incumbent on the corporate Sustainability Team to have visibility of all standards, understand them and assess which directly apply to, or deliver value to, Allied. In addition, the Company must understand which standards are expected to be adopted by its stakeholders, especially by investors.

To date, Allied’s sustainability performance has primarily been evaluated against the requirements of the Equator Principles and IFC Performance Standards, with annual audits undertaken across the operational sites, the findings of which are reflected in a Health, Safety, Environmental and Social Performance Action Plan for each operational site. Moving forward, these sustainability action plans will be reviewed and reported on quarterly by the site teams.

Through the Sustainability Framework, Allied’s operations align with ISO 14001 Environmental Management Systems and ISO 45001 Occupational Health and Safety Management Systems, and the Voluntary Principles on Security and Human Rights. Allied’s Sustainability Standards will incorporate these and other relevant standards and ensure that a single performance standard is applied across the business.

4. External reporting and assessment

Allied’s commitment to openness and transparency is demonstrated through its annual Sustainability Report which describes the Company’s sustainability performance and incorporate reporting against the SASB Standards for Sustainability Reporting.

Performance

Allied will regularly monitor a range of aspects, impacts and topics of interest to it and its stakeholders, including:

•	governance;

•	workplace health and safety;

•	community relations and generating local benefit;

•	business ethics and human rights;

•	climate change;

•	tailings and waste management;

•	water management;

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•	biodiversity and

•	mine closure.

Workplace Health and Safety

Allied is committed to protecting the health and safety of its employees and contractors. During 2023, the Company’s total recordable injury rate was 1.32 (per million person hours) on a consolidated basis and the Company’s Lost Time injury rate was 0.49 (per million person hours) on a consolidated basis.

Allied’s safety performance reflects the efforts it has made toward reaching its vision of zero injuries. The Company recognizes that there is still significant work to be done and, to that end, has continuous learning and improvement initiatives in place across the organization to help identify ways to make further step changes in safety performance. Allied’s health and safety team have the following priorities in 2024:

•	understand and improve the health and safety culture across the Company to determine gaps and develop a Safety Culture Journey;

•	develop a Health Standard applicable across the Company;

•	develop a Safety Standard applicable across the Company;

•	ensure the continued health and safety of employees;

•	increase measurement and reporting of preventative or ‘leading’ indicators;

•	increase the focus on high potential incidents and sharing learnings across sites and to upper management and senior executives;

•	increase focus on the quality of incident investigations;

•	ensure fatal risk protocols are best-in-class and verified in the field;

•	increase capacity on emergency preparedness; and

•	increase focus on health, Industrial hygiene and wellness.

Community Relations and Generating Local Benefits

As an international mining company, Allied builds and maintains relationships with a diverse range of stakeholders. No relationships, however, are more important than those with Allied’s host communities. In many cases, host communities are the Company’s neighbours, provide workers for its operations and goods and services required for its business.

Each operation and project has a community relations/social performance team that regularly engages with the local communities through formal and informal engagement mechanisms. Engagement will include, among others, public meetings, door-to-door meetings and focus group discussions with communities where the Company will work collaboratively to resolve issues of mutual interest. Each operation and project also has an established community grievance mechanism, which helps to address community’s concerns in a proactive manner, before they affect the relationship with the community.

Allied recognizes the importance of value creation for our host countries and communities in terms of leaving a positive legacy for future generations, which ultimately contributes to the maintenance of our social license to operate.

Business Ethics and Human Rights

Corporate polices and the future Sustainability Management Framework establish Company expectations in terms of business ethics and human rights. Work is underway to integrate these expectations across the business. Allied’s security providers play a critical role in protecting its people and assets; however, the nature of their role means they are critical to the Company’s commitment to ensuring respect for human rights. Allied has a specific Security Code of Conduct that aligns with the Voluntary Principles on Security and Human Rights. The Company requires the same adherence from its service providers and works to confirm that all security personnel have received human rights-specific training.

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Climate Change

Allied has committed to expanding the Company's annual climate-related disclosures in alignment with the recommendations of the Task Force on Climate-related Financial Disclosures (“TCFD”). In 2023, the Company commissioned an external assessment of its alignment with the four thematic areas of the TCFD recommendations: governance, strategy, risk management, and metrics and targets. This assessment will inform our approach to adopting a climate strategy, subject to the approval of the Company’s board of directors, to demonstrate climate change leadership and our commitment to the transition to a low-carbon future.

Allied is undertaking a risk-based approach to climate change, cognizant of the fact that its operational mines have been operating for up to 25 years, have relatively short remaining life spans and are less exposed to the longer-term changes in weather patterns but remain exposed to the more frequent and intense extreme weather events that have been observed around the world. Allied’s expansion and development projects that have longer life spans (10-15 years) are exposed to both types of acute (specific weather events) and chronic (long-term changes in climate patterns) physical risks. The significance of the physical risks identified varies across our operating locations, and is based on the climatic zone, the sources of water and key supply chain routes.

With the support of third-party climate change specialists, we completed our inaugural corporate climate risk and opportunity assessment in April 2023. This assessment evaluated the physical risks emanating from climate change and the transitional risks associated with changes that may occur through the transition to a lower-carbon economy, and potential management measures.

Tailings and Waste Management

The management of mine waste, specifically tailings management, consistently remains one of the most material issues for Allied and the mining industry. In light of recent tailings-related tragedies, investors and society at large are seeking confirmation that mining companies have the people, systems and performance to assure responsible management of tailings facilities.

Tailings management are in line with the Australian National Committee on Large Dams (“ANCOLD”) guidelines and country-specific regulatory requirements and are aligned with the Global Industry Standard on Tailings Management (“GISTM”). Allied seeks to minimize risks to the environment and the Company’s host communities and ensure long-term stability of Allied’s TSFs.

Responsible tailings management will be a cornerstone of the Company’s sustainability program, and Allied will remain committed to proper and effective management of TSFs. Allied will further develop best-in-class tailings governance and a strong tailings management standard, which seeks to minimize risks to the environment and the Company’s host communities and ensure long-term stability of Allied’s TSFs. The Company’s strategy will include incorporating EIBP into its systems and processes, and having quality designs, clear accountability and responsibility, sound dam safety practices, comprehensive risk management, and effective emergency response and preparedness systems. Amongst these steps the Company is working closely with local communities to ensure the people in those communities are informed, safe and secure.

Allied’s tailings management standard builds on EIBP and governs all tailings management activities throughout the life cycle of its tailings operations. Key aspects of the Company’s tailing management approach will include:

•	recognizing tailings management as a critical business risk, allowing for adequate and timely resource allocation in all operations;

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•	developing and implementing a best-in-class tailings governance approach and management system;

•	having a designated accountable officer and responsible management team and staff at the operations for all TSFs;

•	having appointed an Independent Engineer (Engineer of Record) who is responsible for annual audits and reviews of the TSFs as well as the design and supervision of TSF raises;

•	having a dedicated team of group level engineering specialists that provide oversight, strategic direction and technical support as a 2nd line function;

•	regularly completing third-party expert reviews and audits;

•	implementing designs prepared by registered engineers that incorporate best available technologies, including paste, dry stacking, downstream construction methods and liner installation;

•	effectively communicating at the corporate level, including completing quarterly and monthly tailings reports by site and corporate. Both the accountable senior officer and the Corporate Tailings Expert have direct access to the Company’s Chairman and CEO;

•	regularly monitoring and reporting performance indicators; and

•	conducting risk assessment and management, including reporting.

Sound environmental management also includes the responsible management of solid and hazardous waste generated at the Company’s operations. Allied’s programs focus on identification, segregation, transportation, disposal, and overall responsible management and monitoring of hazardous, non-hazardous, and mineral waste. Waste is minimized and segregated to enhance recyclability, reuse and proper disposal. If a material is considered hazardous under local legislation, it is disposed of according to specific regulatory requirements.

Water Management

The Company recognizes that water is a shared resource and is committed to responsibly managing it in collaboration with host communities and stakeholders. Water is an important input to mining and mineral concentration processes. Changes in the availability of, or access to, reliable water sources is a key risk for Allied, whether it is due to the effects of climate change, regulatory or policy changes or competing priorities for water.

The goal is to set a standard that addresses all aspects of water management, including water supply and security, water for operations, hydrology and hydrogeology, mine dewatering, water collection, storage, uses and discharge, closure, post-closure, water quality and potential environmental impacts, including sustainable and socially responsible water use for sites and projects. The development of site specific key performance indicators to measure effective implementation of the water management program and performance against water-related goals is in progress.

In addition, the Company does not discharge process water to the natural environment although does discharge water from pits and dams (generated from groundwater and rainfall) provided it meets specific discharge license conditions. Overall, the Company’s water management plans comprise four key components: efficiency, quality, climate adaptation and preparedness, and stakeholder engagement.

Mine Closure

Mine closure is closely managed by each operation with corporate oversight. To shift the paradigm further on closure planning and execution, Allied is in a process that requires an increased focus on integration through its operational excellence program, Rationalisation, Integration and Optimisation of Infrastructure (RIOI). RIOI will involve the following:

•	cradle to grave mentality;

•	risk and opportunity approach;

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•	integration into life of asset planning;

•	project management rigour; and

•	social transition to sustainable livelihoods.

Through this focus, we can make ‘closure’ redundant as it will be fully integrated in the life of asset planning process and be managed with the same operational rigour as any other discipline at our operations.

Each operation has a proper mine closure plan and cost estimate, and a corresponding Asset Retirement Obligation (corporate closure provision) that is updated annually. Allied’s total liabilities for reclamation and closure cost obligations as at December 31, 2023 were approximately $108.5 million on a 100% consolidated basis. See the annual audited consolidated financial statements for the year ended December 31, 2023 of the Company filed under the Company’s SEDAR+ profile at www.sedarplus.ca.

Employees

As of December 31, 2023, Allied’s workforce comprised 1,987 employees and 4,064 contractors.

Foreign Operations

The Company’s mineral projects are located in Mali, Côte d’Ivoire and Ethiopia. See “General Development of the Business – Overview of Business” for an overview of the Company’s properties. All of the Company’s gold production and revenue are derived from its operations in Africa, including its 80% owned Sadiola Mine in Mali, and its 89.89% owned Bonikro Mine and 85% owned Agbaou Mine in Côte d’Ivoire. In addition, the Company conducts development activities at its now 100% owned Kurmuk Project in Ethiopia (see “General Development of the Business – Three Year History – Purchase of Remaining Kurmuk Interest) and its 100% owned Diba Property. Any changes in regulations or shifts in political attitudes in any of these jurisdictions, or other jurisdictions in which Allied has projects from time to time, are generally beyond the control of the Company and may adversely affect its business. Future development and operations may be affected in varying degrees by such factors as government regulations (or changes thereto) with respect to restrictions on production, import restrictions (such as restrictions applicable to, among other things, equipment, services and supplies), export controls, taxes, royalties, expropriation or nationalization of property, loss of title to mining rights, repatriation of profits, environmental legislation, land use, water use, mine safety and receipt of necessary permits. The effect of these factors cannot be accurately predicted. See “Risk Factors – Operations in Africa” below.

Other Disclosure Relating to Ontario Securities Commission Requirements for Companies Operating in Emerging Markets

Due to the risks inherent in mineral production and the desire to organize and structure its affairs in a tax efficient manner, the Company holds each of its material properties in a separate corporate entity (through local subsidiary companies in foreign jurisdictions and other holding companies in various jurisdictions).

The risks of the corporate structure of the Company and its subsidiaries are risks that are typical and inherent for companies who have material assets and property interests held indirectly through foreign subsidiaries and located in foreign jurisdictions. The Company’s business and operations in emerging markets are exposed to various levels of political, economic and other risks and uncertainties associated with operating in a foreign jurisdiction such as differences in laws, business cultures and practices, banking systems and internal control over financial reporting. See “Risk Factors – Operations in Africa” below.

The Company has implemented a system of corporate governance, internal controls over financial reporting and disclosure controls and procedures that apply at all levels of the Company and its subsidiaries and joint venture entities. These systems are overseen by the Board and implemented by the Company’s senior management team. The relevant features of these systems are set out below.

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Control over Foreign Subsidiaries

The Company holds its properties and projects in emerging markets indirectly through locally incorporated subsidiaries and/or joint venture entities established primarily for the purposes of compliance with local law. These operating subsidiaries and joint venture entities are in turn held through holding companies incorporated in jurisdictions with well-developed and reliable legal and taxation systems. All of the Company’s subsidiaries are wholly-owned or controlled (unless otherwise noted in “Corporate Structure” above).

As the indirect controlling shareholder of its foreign subsidiaries, the Company has the power to appoint and dismiss any and all of its foreign subsidiaries’ directors at any time, and directors appointed by the governments in the Company’s operating jurisdictions in accordance with the terms of the respective mining conventions or development agreements. The directors of each foreign subsidiary (appointed by the Company) then have the power to appoint and dismiss any and all such foreign subsidiaries' officers at any time, instruct such officers to pursue business activities, and to require such officers to comply with their fiduciary obligations. As the indirect controlling shareholder of its foreign subsidiaries, the Company's approval will be required for any fundamental changes requiring shareholder approval. The Company, as shareholder, can also enforce its rights by way of various shareholder remedies available to it under local laws. As a result, through these relationships, the Company can effectively ensure that the business objectives of the foreign subsidiaries are aligned with its own.

Board and Management Expertise

A majority of the Company’s directors have been directors in the mining industry for a period in excess of five years. All of the Company’s senior officers have at least five years of experience in senior leadership positions in the mining industry. As a result of their tenure, these officers and directors have gained extensive experience conducting business in the emerging jurisdictions. See “Directors and Officers” for further information on the senior officers’ and directors’ experience.

In addition, the Board, through its corporate governance practices, will regularly receive management and technical updates and progress reports in connection with the Company’s foreign subsidiaries, and in so doing, maintain effective oversight of their business and operations. Further, many of the Company’s directors and senior officers visit the Company’s operations in foreign jurisdictions on a regular basis to ensure effective control and management of the Company’s foreign operations. During these visits they come into contact with local employees, government officials and business persons; and such interactions enhance the visiting directors’ and officers’ knowledge of local culture and business practices. Generally, the Company’s directors will visit at least one of the Company’s operations in each calendar year, on a rotating basis. Certain senior and non-senior officers visit the Company’s operations quarterly, or more frequently if circumstances require, on a rotating basis.

Internal Control over Financial Reporting and Funds

The Company maintains internal control over financial reporting with respect to its operations in emerging jurisdictions by taking various measures. Some of the Company’s officers and key employees have the relevant language proficiency (primarily French in West Africa), local cultural understanding and relevant work experience in each of the Company’s operating jurisdictions which facilitates better understanding and oversight of the Company’s operations in the foreign jurisdictions in the context of internal controls over financial reporting.

The Company assesses the design of its internal controls over financial reporting on an annual basis. Furthermore, key controls for the accounts in scope are tested across the Company on an annual basis and the audit files of these tests performed at all the locations are reviewed at the head office level. Please refer to the Company’s annual audited consolidated financial statements for the year ended December 31, 2023, as filed under the Company’s SEDAR+ profile at www.sedarplus.ca.

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Differences in banking systems and controls between Canada and the emerging jurisdictions are addressed by having stringent controls over cash in all locations; especially over access to cash, cash disbursements, appropriate authorization levels, performing and reviewing bank reconciliations in the applicable jurisdiction on at least a monthly basis and the segregation of duties.

The difference in cultures and practices between Canada and the emerging jurisdictions is addressed by employing competent staff in Canada and the emerging jurisdictions who are familiar with the local laws, business culture and standard practices, have local language proficiency, are experienced in working in the applicable emerging jurisdiction and in dealing with the respective government authorities; and have experience and knowledge of the local banking systems and treasury requirements.

The foreign subsidiaries also have established practices, protocols and routines in place for the distribution of its excess cash to its foreign owners. Furthermore, the opening and closing of bank accounts in the name of a foreign subsidiary will be controlled, overseen and approved by the Company’s Chief Financial Officer.

The Company will ensure the flow of funds between Canada and each emerging jurisdiction functions as intended by:

•	controlling the Company’s Treasury management and control over bank accounts;

•	appointing common officers of the Company and the foreign subsidiary;

•	involving the Company’s Chief Financial Officer, located in Toronto, in hiring key finance personnel in each of the emerging jurisdictions; and

•	closely monitoring the finance departments in each of the emerging jurisdictions, and by regular personal visits by the Chief Financial Officer and other key executives to the emerging jurisdictions.

Communication

The Company maintains open communication with each of its operations through many senior and non-senior officers. In addition, many management team members in local jurisdictions are fluent in the jurisdiction’s primary language and are proficient in English. The primary language used in management and Board meetings is English and material documents relating to the Company that are provided to the Board are in English. Although the Company does not currently have a formal communication plan, it has implemented several communications policies, including a disclosure policy and crisis communications protocols. To date, the Company has not experienced any material communication-related issues.

Records

All of the minute books and corporate records and documents of the foreign subsidiaries are filed at the relevant entity’s headquarters, and with the relevant governmental or regulatory body in each applicable jurisdiction in which the applicable entity’s headquarters are located. The custodians of such documents report directly to the Company’s head office and senior management team to ensure continued oversight.

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Information Systems and Cybersecurity

The Company’s information and operating technology systems and associated cybersecurity program are designed and developed by management and overseen by the Board. External service providers will be retained for ongoing technology systems management, maintenance and cybersecurity support (including continuous system monitoring and managed endpoint security). In addition, the Company plans to conduct regular data penetration testing and vulnerability assessment, to assess its data security and information technology infrastructure. These information security assurance and audit activities will be performed by qualified, independent professional service firms which validate the effectiveness of the technology systems and cyber security program and controls the Company has implemented. The Company has a multi-layered, defense-in-depth approach to technology systems and cybersecurity, with intentional redundancies to increase protection of valuable data and information. The Company’s overall enterprise data security and information technology infrastructure is managed in accordance with applicable security frameworks and industry best practices. The Company has an established enterprise cybersecurity awareness training program to optimize compliance and effectiveness throughout the organization. In addition, the Company’s directors attend externally facilitated cybersecurity education sessions with respect to the material and evolving issues in cybersecurity and data security to facilitate their effective oversight of the Company’s policies, risk management and performance in this respect.

The Company also actively seeks to mitigate information systems and cybersecurity risks by identifying, reviewing and developing risk mitigation and response strategies. In addition to having an incident response partner on retainer to act in the event of a cybersecurity incident occurring within the organization, the Company will develop a formal cybersecurity incident response plan as well as a disaster recovery plan for each of the Company’s operations. The Company periodically reviews the operational status of the Company’s approach to technology systems and cybersecurity with management and the Board. Findings from internal and external audits with respect to the Company’s systems are shared with the Board and fully integrated into the Company’s risk management framework. The Company has developed a Cybersecurity Strategic Plan to provide a roadmap to deploy process improvements and governance at all operations, aligned with best practices and global frameworks, to enhance the Company’s cybersecurity program and protect its information technology networks. See “Risk Factors – Failure of Information Systems or Cybersecurity Threats”.

Risk Factors

The operations of the Company are speculative due to the high-risk nature of its business, which is the acquisition, financing, exploration, development and operation of mining properties. These risk factors could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. The risks and uncertainties identified by the Company below are not the only risks and uncertainties that the Company faces. These risks may not necessarily occur nor occur as described. In identifying a risk, the Company is not indicating that any particular risk will occur, only that such risk is possible. Additional risks and uncertainties not presently known to the Company or that the Company currently deems immaterial may also impair the Company’s business operations. If any of the adverse consequences described in those risks actually occurs, the Company’s business, results of operations, cash flows and financial position would suffer. See “Cautionary Note Regarding Forward-Looking Information”.

Dependence on Products Produced from Key Mining Assets

The Company is currently dependent on production from its operating mines, being Sadiola, Bonikro and Agbaou, in order to generate revenue and cash flow. The Company expects that these mines will continue to provide all of the Company’s operating revenues and cash flows from mining operations in at least the short to medium term.

The achievement of the Company’s operational targets and ability to produce the expected amounts of gold will be subject to the completion of planned operational goals on time and according to budget, and will be dependent on the effective support of the Company’s personnel, systems, procedures and controls. Any failure of these or any adverse mining conditions at the mines may result in delays in the achievement of operational targets with a consequent material adverse effect on the business, results of operations, financial condition and prospects of the Company.

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Gold Price

The Company’s profitability and long-term viability depend, in large part, upon the market price of gold. Market price fluctuations of gold could adversely affect profitability of the Company’s operations and lead to impairments and write-downs of mineral properties. The gold price fluctuates widely and is affected by numerous factors beyond the Company’s control, including:

•	global and regional supply and demand for gold or for products containing gold;

•	changes in global or regional investment or consumption patterns;

•	increased production due to new mine developments and improved mining and production methods;

•	decreased production due to mine closures;

•	interest rates and interest rate expectation;

•	expectations with respect to the rate of inflation or deflation;

•	fluctuations in the value of the United States dollars and other currencies;

•	availability and costs of metal substitutes;

•	global or regional political or economic conditions; and

•	sales by central banks, holders, speculators and other gold producers in response to any of the above factors.

There can be no assurance that the gold price will remain at current levels or that the price will improve. A decrease in the market price could adversely affect the profitability of the Company’s existing mines and projects, as well as its ability to finance the exploration and development of additional properties, which could have a material adverse effect on the Company’s results of operations, cash flows and financial position. A decline in gold price may require the Company to write down Mineral Reserve and Mineral Resource estimates by removing ores from Mineral Reserves that would not be economically processed at lower gold prices and revise LOM plans, which could result in material write-downs of investments in mining properties. Any of these factors could result in a material adverse effect on the Company’s results of operations, cash flows and financial position. Further, if revenue from gold sales declines, the Company may experience liquidity difficulties. Cash flow from mining operations may be insufficient to meet operating needs, and as a result the Company could be forced to discontinue production and could lose its interest in, or be forced to sell, some or all of its properties.

In addition to adversely affecting Mineral Reserve and Mineral Resource estimates and the Company’s results of operations, cash flows and financial position, declining gold prices can impact operations by requiring a reassessment of the feasibility of a particular project. Even if a project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays and/or may interrupt operations until the reassessment can be completed, which may have a material adverse effect on the Company’s results of operations, cash flows and financial position. In addition, lower gold prices may require the Company to reduce funds available for exploration with the result that the depleted Mineral Reserves may not be replaced.

Exploration, Development and Operating Risks

Mining operations are inherently dangerous and generally involve a high degree of risk. Allied’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold, including, without limitation, adverse environmental and climatic conditions, unusual and unexpected geologic conditions, seismic activity, flooding, pit wall failure, ground or slope failures, cave-ins, catastrophic equipment failures, fires or unavailability of materials and equipment, industrial accidents and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, personal injury or loss of life, damage to property and environmental damage, all of which may result in possible legal liability. Although the Company expects that adequate precautions to minimize risk will be taken, mining operations are subject to hazards such as fire, rock falls, geo-mechanical issues, equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability. The occurrence of any of these events could result in a prolonged interruption of the Company’s operations that would have a material adverse effect on its business, financial condition, results of operations and prospects.

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The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish Mineral Reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by Allied will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; gold prices that are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Allied not receiving an adequate return on invested capital.

There is no certainty that the expenditures made by Allied towards the search and evaluation of mineral deposits will result in discoveries or development of commercial quantities of ore.

Operations in Africa

The Company holds mining, development and exploration properties in Mali, Côte d’Ivoire and Ethiopia, exposing it to the socioeconomic conditions, as well as the laws governing the mining industry in those countries. Inherent risks with conducting foreign operations include, but are not limited to: high rates of inflation; military action; war or civil war; social and labour unrest; organized crime; hostage taking; terrorism; violent crime and civil disturbances; extreme fluctuations in currency exchange rates; expropriation and nationalization of property; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in laws or policies or increasing legal and regulatory requirements, including those relating to taxation, royalties, imports, exports, duties, currency, in-country beneficiation or other claims by government entities, including retroactive claims and/or changes in the administration of laws, policies and practices; uncertain political and economic environments; restrictions on foreign exchange and repatriation; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; international sanctions and trade restrictions; delays in obtaining or the inability to obtain or maintain necessary governmental permits or to operate in accordance with such permits or regulatory requirements; import and export regulations, including restrictions on the export of gold; limitations on the repatriation of earnings and capital; changing political norms, currency controls and governmental regulations that favour or require the Company to award contracts in, employ citizens of, or purchase supplies from, a particular jurisdiction; reliance on advisors and consultants in foreign jurisdictions in connection with regulatory, permitting or other governmental requirements; increased financing costs; and risk of loss due to disease, such as malaria or the zika virus, and other potential medical endemic or pandemic issues, such as Ebola or COVID-19, as a result of the potential related impact to employees, disruption to operations, supply chain delays and impact on economic activity in affected countries or regions.

Changes, if any, in mining or investment policies or shifts in political attitude in any of the jurisdictions in which the Company operates may adversely affect the Company’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, importation of parts and supplies, income, carbon and other taxes, royalties, mandatory government equity interests, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. Operating in emerging markets can increase the risk that contractual and/or mineral rights may be disregarded or unilaterally altered. Taxation in emerging market jurisdictions is complex, subject to varying interpretations and applications by the relevant tax authorities and subject to changes and revisions in the ordinary course.

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Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in loss, reduction or expropriation of entitlements. In addition, changes in government laws and regulations, including taxation, royalties, the repatriation of capital and profits, restrictions on production, export controls, changes in taxation policies, environmental and ecological compliance, expropriation of property and shifts in the political stability of the country, could adversely affect the Company’s exploration, development and production initiatives in these countries and their profitability.

There can be no assurance that the countries in which we operate that have yet to adopt resource nationalization frameworks or regimes will not do so in the future. There can also be no assurance that the terms and obligations of resource nationalization regimes to which our operations are subject will not increase or become more onerous. Government policy is beyond our control, may change without warning, and could have the effect of discouraging further investment in Allied’s operations or limit the economic value we may derive therefrom. Furthermore, there can be no assurance that Allied’s assets will not be subject to specific nationalization or expropriation measures, whether legitimate or not, by any authority or body, whether state sanctioned or otherwise. While there are often frameworks and mechanisms to seek compensation and reimbursement for losses in these circumstances, there is no assurance that such measures will effectively or sufficiently compensate Allied (and its investors), nor is there any assurance that such compensation would occur in a timely fashion.

As African governments continue to struggle with deficits and challenged economies, the strength of commodity prices has resulted in the gold mining sector being targeted as a source of revenue. Governments in West Africa are continually assessing the terms for a mining company to produce resources in their country. This has in the past resulted in governments repudiating or renegotiating contracts with, and expropriating assets from, companies that are producing in such countries. Although the Company believes it has good relations with the governments of Mali, Ethiopia and Côte d’Ivoire, there can be no assurance that the actions of present or future governments will not materially adversely affect the business or financial condition of the Company.

The Company’s mining properties in Mali and Côte d’Ivoire are subject to certain government equity interests. The mining laws of Mali and Côte d’Ivoire stipulate that when an economic ore body is discovered on a property subject to an exploration permit, a mining permit that allows processing operations on that property to be undertaken must be issued, or transferred, to a new mining company in which the company may hold a majority interest and the government retains a minority “free-carried interest” (i.e. free of any financial obligation), of at least 10%. Such legislation entitles the respective governments in these countries to maintain the same percentage of equity interest in the event of capital increases, without a proportional contribution to the funding of the relevant asset.

In addition, mining legislations in Mali and Côte d’Ivoire provide that the respective government may exercise a right to purchase up to an additional 10-25% interest in any mining company. Whilst the Company believes that it would be entitled to payment if the governments of Mali or Côte d’Ivoire were to exercise such rights, it can provide no assurance that it would be compensated fairly or at all.

Specifically in relation to Ethiopia, under Ethiopian mining laws, the Ethiopian Government may also acquire without cost, a participation of 5% of any large scale mining investment and may agree with the Company, an additional equity participation. Under the Kurmuk Development Agreement, the Government of Ethiopia will retain a 7% equity interest in the Kurmuk Project.

In addition, under the laws of, and pursuant to certain mining conventions in the countries in which we operate, we are required to make various royalty payments. Notwithstanding any stability agreements with the host governments contained in the relevant mining conventions, the laws and practices of the various governments as to foreign ownership, control of mining companies or required royalties may change in a manner which adversely affects our business, prospects, financial condition and results of operations. Furthermore, if we acquire mining interests in new jurisdictions, there can be no assurance that the legislation in those jurisdictions will be at least as favourable as the legislation that exists in the jurisdictions in which we currently operate.

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While there are currently no outstanding annual area royalties on any of the Company’s projects, failure by the Company to comply with the annual area royalty payments in the future, without good reason, gives rise to a risk that the relevant government ministry may provide notice for payment or withdraw the relevant permit. However, this risk is minimal where valid reasons are provided for delays in funding or works, and significant work has been undertaken on the permit.

Different economic and social issues exist in emerging markets which may affect the Company’s operating and financial results. For example, infectious diseases (including malaria, HIV/AIDS, tuberculosis and the Ebola virus) are major health care issues in African countries. Workforce training and health programs to maximize prevention awareness and minimize the impact of infectious diseases, including HIV/AIDS and malaria in Mali, Côte d’Ivoire, Ethiopia and other jurisdictions in Africa may prove insufficient to adequately address these serious issues. Operations in emerging markets may also be subject to more frequent civil disturbances and criminal activities such as trespass, illegal mining, sabotage, theft and vandalism. These disturbances and criminal activities have caused disruptions at certain of Allied’s operations, occasionally resulting in the suspension of operations. Affected sites have conducted vulnerability assessments and taken certain measures to protect their employees, property and production facilities from these risks, including entering into arrangements with public security forces that comply with humanitarian rights in the areas surrounding their mine sites. The measures that have been implemented by Allied will not guarantee that such incidents will not continue to occur and such incidents may halt or delay production, increase operating costs, result in harm to employees or trespassers, cause damage to production facilities or otherwise decrease operational efficiency, increase community tensions or result in criminal and/or civil liability for Allied or its respective employees and/or financial damages or penalties. In particular, the risks associated with civil unrest in the foreign jurisdictions and local communities in which Allied operates may lead to critical supply chain interruptions.

Even in countries where we may in the future have political risk insurance, there can be no assurance that such insurance will cover all relevant contingencies or will adequately compensate us for losses we may suffer as a result of operating in these foreign countries, nor can there be any assurance that such insurance will continue to be available in the future on a cost-effective basis or at all. Risk assessments may also categorise threats as serious enough to require resort to public security forces, such as national police or military units on a near-permanent basis. In the event that the continued operation in some countries compromises our security or business principles, we may withdraw from these countries on a temporary or permanent basis. This could have a material adverse impact on our business, financial condition and results of operations.

In addition, local governmental and traditional authorities in Mali, Ethiopia and Côte d’Ivoire may exercise significant influence with respect to local land use, land labour and local security. From time to time, various governments around the world, albeit not in any jurisdictions in which the Company at the relevant time had operations, have intervened in the export of gold in response to concerns about the validity of export rights and payment of royalties. No assurances can be given that the co-operation of such authorities, if sought by the Company, will be obtained, and if obtained, maintained. This could result in a material adverse effect on the Company’s business, prospects, financial condition and results of operations.

Our operations in the following jurisdictions are subject to certain additional risks including those set out below.

Any of the risks described above and below may limit or disrupt operating mines or projects, restrict the movement of funds, cause Allied to have to expend more funds than previously expected, or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation, and may materially adversely affect Allied’s financial position or results of operations. Certain of these risks have increased in recent years. Furthermore, in the event of disputes arising from Allied’s activities in Mali, Ethiopia, Côte d’Ivoire and other foreign jurisdictions in which Allied operates, Allied will be subject to the jurisdiction of courts outside Canada, which could adversely affect the outcome of the dispute.

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Mali

In Mali, the Company operates the Sadiola Mine under a mining convention entered into with the Government of Mali. The mining convention contains stabilization provisions to protect Allied from any amendments to Malian legislation and regulations that would adversely affect the economic framework agreed in the convention (including taxes, customs rates, royalty rates, etc.). The Mali tax code was amended in 2017 to, among other things, introduce indirect capital gains taxes. Although Allied has stabilization protection in respect of these provisions and the Mali tax authorities have not sought to apply these provisions in relation to Allied, there can be no certainty that the Mali tax authorities will not seek to challenge such stabilization protection.

On September 27, 2019, Mali adopted an ordinance introducing the 2019 Mining Code, which was ratified by the Malian National Assembly on April 28, 2020. The 2019 Mining Code amended a number of critical provisions of the former 2012 Mining Code, including the term of the exploitation licence and tax stabilization, which it limited to 12 years, and the taxes and tax rates applicable to future projects. The Company continues to believe that these changes will not affect its operations at the Sadiola Mine area as the 2019 Mining Code expressly states that mining titles that are valid at the time the 2019 Mining Code came into force, including the Sadiola exploitation licence, remain valid for their term and for the substance for which they have been issued. In addition, the mining conventions in force at the date of the 2019 Mining Code, including the Sadiola Convention, remain valid for their term and benefit from the stabilization of their tax and customs regime provided under such conventions. As a result, we do not expect that the tax regime applicable to the Sadiola Mine will be changed as a result of the 2019 Mining Code. On September 1, 2023, a new mining code (the “2023 Mining Code”) came into force. In a manner similar to the 2019 Mining Code, the transitional provisions of the 2023 Mining Code expressly state that existing mining titles, including the Sadiola exploitation license, and existing mining conventions, including the Sadiola Convention, remain valid. Although there can no assurance that the coming into force of the 2023 Mining Code will not adversely affect the Sadiola Mine and the tax regime applicable to it, the Company believes, based on a preliminary assessment of the 2023 Mining Code and on past and current discussions with the Government of Mali, that the coming into force of the 2023 Mining Code will not result in a material change to the operating or business terms applicable to the Sadiola Mine.

In 2022, Mali experienced continued deterioration of socio-political and security conditions. Insecurity continued to challenge State authority with terrorist groups operating in many regions of Mali. In addition to tensions with France, the Economic Community of West African States (“ECOWAS”) and Côte d’Ivoire, Mali faced internal turbulence due to inflation and the rise in basic commodities prices. The authorities submitted a draft constitution introducing several elements of concern to various stakeholders. In this context of high risk and uncertainty, several countries have announced the withdrawal of their troops from the United Nations Multidimensional Integrated Stabilization Mission in Mali (“MINUSMA”), including France, Egypt, Germany, Benin, England and Côte d'Ivoire with an ongoing diplomatic struggle with the latter since the detention of 49 Ivorian soldiers for nearly six months. The future of MINUSMA is uncertain. On June 30, 2023, the Security Council extended the mandate for one year.

In addition, the border closures imposed on Mali by the Economic Community of West African States in the first half of 2022 impacted the Company’s operations at the Sadiola Mine. While these sanctions were lifted in July 2022 and did not materially impact operations while enacted, and conditions normalized during the third quarter of 2022, there can be no assurance that similar measures will not be implemented in the future which may have an adverse effect on the Company’s future results of operations or financial condition.

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Malian authorities made sustained efforts to maintain the momentum generated following the agreement with ECOWAS to extend the transition from military to civilian government until March 2024 and the lifting of economic and financial sanctions that lasted over six months until July 3, 2022. The Malian authorities have taken steps to implement the reforms and recommendations that resulted from the national dialogue held in December 2021 and continue to make efforts to implement the Peace and Reconciliation Treaty signed with the Northern Groups. ECOWAS and its member States, the African Union as well as the United Nations are commanding the various parties to an inclusive dialogue with an appropriate framework but have noted with satisfaction the course of the transition and preparation of the upcoming elections. The international community remained committed to support and mobilize the necessary resources to help meet the transition deadline for a return to constitutional order. Ongoing instability in Mali and changes to the political and security situation there could have unforeseen and potentially material and negative impacts on our business, operations, financial condition and assets.

In November 2022, the Government of Mali, through the Ministry of Economy and Finances, initiated a general audit of mining exploitation companies with the aim of improving revenues and increasing its visibility on mining resources. The results of the audit are expected to be public in the near future. Any amendments resulting from the audit would be subject to prior consultation with stakeholders, including mining companies.

On November 28, 2022, the Ministry of Mines, Energy and Water suspended the issuance of mining permits until further notice. The notice was later clarified by DNGM (Direction Nationale de la Géologie et des Mines) to concern only new permit issuances and would not be applicable to permits in process of renewal or transfer.

Ethiopia

In Ethiopia, the Company’s Kurmuk Project is subject to the terms of a development agreement with the Government of Ethiopia (see “Description of the Business – Three Year History - Kurmuk Development Agreement”). The development agreement provides certain fiscal and tax stability to Allied for the term of the agreement, however, there can be no assurance that the Government of Ethiopia will not introduce new laws and regulations or amend existing laws and regulations that eliminate, modify or limit the stabilization protections.

High levels of national debt are an increasing concern for foreign investment in Ethiopia. Increased conflict-related expenditures and debt service (mainly owed to China for the 2020-2022 period) have weighed on the public accounts in fiscal year 2021/22, accentuating the budget deficit. The deficit is expected to be financed mainly through domestic sources (commercial banks, central bank), with the conflict affecting relations with major external creditors. External public debt is set to increase owing to depreciation of the Ethiopian Birr. The high risk of debt distress forced the country to request a restructuring in January 2021 under the G20/Paris Club Joint Framework. Ethiopia has announced reforms (liberalization of the exchange rate and currency market) with the aim to reach an agreement and reducing the debt service burden (more than 25% of total exports in 2020), but the restructuring process is taking time.

While the conflict between Tigrayan and Ethiopian (Eritrean-backed) forces which began in November 2020 came to an end in November 2022, the long-term economic, socio-political and security impacts may persist. The human rights and humanitarian situation in Ethiopia also deteriorated with the conflict in Tigray, security force abuses, attacks by armed groups, and ethnic violence in other regions. There can be no assurance that political conditions remain stable in Ethiopia in the future or that the Company’s development activities at Kurmuk and the financial condition and results of the Company as a whole will not be adversely impacted. Even if there may be no direct impact on the Company’s operations at Kurmuk, market perception of country risk may adversely affect the Company’s share price.

Annual Information Form (Year Ended December 31, 2023)	30 | P a g e

Côte d’Ivoire

The Company operates its Bonikro and Agbaou mines in Côte d’Ivoire under the terms agreed with the Government of Côte d’Ivoire and set out in the respective projects’ mining conventions, providing for stability in the tax, customs and fiscal regimes applicable to these mines. While the Government of Côte d’Ivoire is generally supportive of the development of their natural resources by foreign companies, it is possible that future political and economic conditions will result in governments adopting different policies respecting foreign ownership of mineral resources, taxation, rates of exchange, environmental protection, labour relations, repatriation of income or return of capital, restrictions on production, price controls, export controls, local beneficiation of gold production, expropriation of property, foreign investment, maintenance of claims and mine safety. The possibility that a future government may adopt substantially different policies, which might include the expropriation of assets, cannot be ruled out.

Côte d’Ivoire experienced a period of moderate civil unrest around the October 2020 presidential election, but this did not affect the Company’s activities at the Bonikro and Agbaou mines. Since the October 2020 elections, various political groups are engaging in dialogue with the Government with a view to the 2025 elections. Whilst the Company believes the outlook is positive as a result of that dialogue, future political instability could potentially impact investor confidence, which may result in deterioration of the Company’s valuation and Common Share price.

In addition to the near-term risks associated with elections in Côte d’Ivoire, any future political and/or economic instability in the country may trigger civil unrest that may result in the suspension of the Company’s activities at its properties for an extended period of time. Even if the Company is able to maintain its operations, market perception of country risk may persist and lead to a deterioration in the valuation of the Common Shares.

Health, Safety and Environmental Risks and Hazards

Mining, like many other extractive natural resource industries, is subject to potential risks and liabilities due to accidents that could result in serious injury or death and/or material damage to the environment and Company assets. The impact of such accidents could affect the profitability of the operations, potentially result in fines, penalties or other prosecutions, cause an interruption to operations, lead to a loss of licenses, affect the reputation of the Company and its ability to obtain further licenses, damage community relations and reduce the perceived appeal of the Company as an employer.

All phases of the Company’s operations are subject to environmental and safety regulations in the various jurisdictions in which it operates. These regulations mandate, among other things, aspects related to worker safety, water quality, water management, land reclamation, waste disposal (including mine waste and the generation, transportation, storage and disposal of hazardous waste), mine development and preservation of biodiversity. Failure to comply with applicable health, safety and environmental laws and regulations could result in injunctions, fines, suspension or cancellation of permits and approvals and could include other penalties including negligence claims or criminal prosecution. Health, safety and environmental legislation and regulations are generally becoming more prescriptive and enforcement is escalating with increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, increased permitting timelines and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that the Company has been or will at all times be in full compliance with all environmental laws and regulations or hold, and be in full compliance with, all required environmental and health and safety permits. In addition, no assurances can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could have an adverse effect on the Company’s financial position and operations. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations, including the Company, may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. The potential costs and delays associated with compliance with such laws, regulations and permits could prevent the Company from proceeding with the development of a project or the operation or further development of a mine, and any non-compliance therewith may adversely affect the Company’s business, financial condition and results of operations.

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Government environmental approvals, permits and licenses are currently, or may in the future be, required in connection with the Company’s operations. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from proceeding with planned exploration or development of its mineral properties.

The Company may also be held financially responsible for remediation of contamination at current or former sites, or at third-party sites. The Company could also be held responsible for exposure to hazardous substances. The costs associated with such instances and liabilities could be significant.

In certain jurisdictions where Allied operates, the Company may be required to submit, for government approval, a reclamation plan and cost estimate for each of its mining/project sites. The reclamation plan establishes the Company’s obligation to reclaim property after certain mining or exploration activities have been carried out by the Company. In some jurisdictions, bonds or other forms of financial assurances are required as security to ensure performance of the required reclamation activities. The Company may incur significant reclamation costs which may materially exceed the provisions the Company has made for such reclamation. In addition, the potential for additional regulatory requirements relating to reclamation or additional reclamation activities may have a material adverse effect on the Company’s financial condition, liquidity or results of operations. When a previously unrecognized reclamation liability becomes known or a previously estimated cost is increased, the amount of that liability or additional cost may be expensed, which may materially reduce net income in that period.

Mali’s Mining Code requires mining companies to open a bank account at the Central Bank of West African States to provide a form of financial assurance (bond or letter of credit) issued by an internationally recognized bank and equal to 5% of the mining company’s forecasted turnover figure. This legislation has historically not been enforced since its passage in 2012. While the Company does not expect any material liability to be incurred as a result of its non-compliance with this regime, and while we in any case expect to meet our reclamation obligations upon mine closure as required by local law, we can provide no assurance that the Mali Government will not impose penalties on us or otherwise require us to comply.

In connection with the Bonikro and Agbaou mines in Côte d’Ivoire, applicable legislation and the mining convention signed with the government of Côte d’Ivoire require us to open an environmental rehabilitation bank account in order to make annual contributions equal to 10% of the total forecast rehabilitation budget as stated in the environmental and social impact assessment (each an “Instalment”) during the number of years forming the mine life (i.e. 10 years). Consequently, each year, we should deposit in cash 20% of each Instalment in the environmental rehabilitation bank account. The remaining 80% of each annual Instalment must be covered by way of a bank guarantee.

Despite being regularly updated, there exists a risk that the actual costs of reclamation and mine closure for each of the Company’s properties could exceed current estimates and bonding amounts or that the estimated costs could increase in the future when the Company’s reclamation and mine closure plans are updated in accordance with the terms of the relevant legislation. Accordingly, the amount the Company is required to spend on reclamation and mine closure activities could, ultimately, be materially different from current estimates. Any additional amounts required to be spent on bonding requirements, reclamation costs, and mine closure activities could materially adversely affect the Company’s longer-term business, financial conditions and results of operations.

In addition, the extracting and processing ore involves significant quantities of residue material, including tailings deposited onto a TSF. The purpose of these TSFs is to receive deposits of tailings and allow water to separate from the fine waste particles, either naturally or through a mechanised process, such that the water can be recycled back into mining processes. A tailings storage facility is specifically designed, constructed and operated to deal with the physical nature of the tailings materials, as well as local climate, topography and seismic activity that are in conformance with local requirements and best practices. Should a breach of these facilities occur due to present-day limitations on engineering and scientific knowledge related to extreme weather, seismic event, or other incident, the Company could suffer a material financial impact on its operations and financial condition, including the potential for criminal and financial liability.

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Tailings facilities present the industry with social, safety and environmental challenges throughout the lifecycle of mining operations and as such, our technical standards include all additional technical requirements as called for under the Global Industry Standard on tailings management, including the application of tailings management and dam safety principles provided by ANCOLD. Dam safety practices include completion of regular reviews and field inspections of the TSF areas by internal and external technical specialists, on-going monitoring of the TSF performance, development of clear operational procedures, and preparation of site-specific emergency response plans, considering results of dam breach analyses and inundation studies completed for each TSF.

Presently, the Company is advancing with the implementation of a risk-based tailings management standard framework to support with adequate identification, assessment and control of tailings management related risks in all of our operations. The Company’s tailings systems are frequently reviewed and upgraded based on input provided by internal and external specialists and to reflect changing environmental conditions, industry standards and the regulations affecting each of the jurisdictions where the Company operates.

The Company’s process plants involve the use of sodium cyanide, which is a hazardous chemical. Should cyanide leak or otherwise be discharged from the containment system, the Company could suffer a material impact on its business, financial condition and results of operations. The Company is aligned to the International Cyanide Management Code and has been subject to independent audits across its operating sites that include training to employees at the process plants. The objective of the Cyanide Code is to improve the management of cyanide used in gold and silver mining and to enhance protection of human health and the reduction of environmental impacts from inadvertent releases or exposures to the chemical. The Company actively engages with local communities to provide timely information about the operations and participates in a variety of activities to contribute to the wellbeing of local communities. Health, safety, environmental or other incidents, real or perceived, could cause community unrest that may manifest into protests, road blockages, or other civil disobedience activities that could materially disrupt the Company’s operations.

The mineral exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health and safety, hazardous substances, waste management and other matters. Although the Company believes that its activities are currently carried out in accordance with all applicable rules and regulations, new rules and regulations may be enacted, or existing rules and regulations may be applied in a manner that could limit or curtail production or development of the Company’s properties. Amendments to current laws and regulations governing the operations and activities of the Company or more stringent implementation thereof could have a material adverse effect on the Company’s business, financial condition and results of operations. See “– Operations in Africa” above.

The Company’s operations also involve transportation of resources using large vehicles that travel on roads which are shared with other road users. Traffic accidents may occur and this could result in injury or death and/or damage to Company assets, both of which could have a material adverse effect on the Company’s business and reputation. The Company mitigates this risk through various safety and security initiatives. Despite these mitigation efforts, there can be no assurance that traffic accidents would not occur.

Among the other environmental risks that Allied has identified across all of its operations are water supply, water management, climate-change and biodiversity related risks. For more details regarding Allied’s management approach to each of these areas, see “Description of the Business – Approach to Sustainability”.

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Maintaining or Increasing Present Level of Gold Production

Maintaining or increasing present levels of gold production is dependent on the successful development of new producing mines and/or identification of additional reserves at existing mining operations. Reduced production could have a material and adverse impact on our business, results of operations or financial condition. Feasibility studies are conducted to determine the economic viability of a deposit. Many factors and assumptions are involved in the determination of the economic viability of a deposit, including the achievement of satisfactory Mineral Reserve estimates, the level of estimated metallurgical recoveries, capital and operating cost estimates and the estimate of future gold prices. Additionally, capital and operating cost estimates are based upon other factors and assumptions, including anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, ground and mining conditions, expected recovery rates of the gold from the ore and anticipated environmental and regulatory compliance.

No assurance can be given that the intended or expected production estimates will be achieved by the Company’s operating mines or in respect of any future mining operations in which the Company owns or may acquire interests. Failure to meet such production estimates could have a material effect on our business, results of operations, or financial condition. Production estimates are dependent on, among other things, the accuracy of Mineral Reserve estimates, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions and physical characteristics of ores, such as hardness and the presence or absence of particular metallurgical characteristics and the accuracy of estimated rates and costs of mining and processing.

A number of events could affect the profitability or economic feasibility of one of the Company’s projects. The Company could encounter unanticipated changes in grade and tonnage of ore to be mined and processed or adverse geotechnical conditions, incorrect data on which engineering assumptions are made or variances in actual versus projected costs of constructing and operating a mine in a specific environment. The Company is also open to risk based on availability of labour and skilled personnel and economic sources of power, availability and costs of processing and refining facilities, adequacy of water supply, availability of surface tenure on which to locate processing and refining facilities, adequate access to the site, including functional infrastructure and competing land uses (such as agriculture and artisanal mining) and unanticipated transportation costs. One or more of the above-mentioned factors may adversely affect the performance of mining assets that we have acquired in takeovers or mergers with other companies where due diligence conclusions may subsequently be proved to have been unreliable or inaccurate, or where matters of significant judgement at the time of the transaction are subsequently shown to have been erroneous or incomplete. Additionally, the Company's projects could be affected by new or existing government regulations, geopolitical events, accidents, labour actions and force majeure events, or availability of financing.

It is not unusual in new mining operations to experience unexpected problems during the start-up phase, and delays can often occur at the start of production. Each of these factors involves uncertainties and, as a result, the Company cannot give any assurance that our development or exploration projects will become operating mines. If a mine is developed, actual capital and operating costs and operating results may differ materially from those anticipated in a feasibility study or other internal estimates.

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Nature and Climatic Condition Risk

The Company and the broader mining industry can face geotechnical challenges, which could adversely impact the Company’s production and profitability. Unanticipated adverse geotechnical and hydrological conditions, such as landslides, droughts, pit wall failures, tailings facility instability and rock fragility may occur in the future and such events may not be detected in advance. Geotechnical instabilities and adverse climatic conditions can be difficult to predict and are often affected by risks and hazards outside of the Company’s control, such as seismic activity, severe weather and considerable rainfall, which may lead to periodic floods, mudslides and embankment instability, which could potentially result in slippage of material or, under extreme circumstances, lead to a tailings dam failure.

Geotechnical failures could result in limited or restricted access to mine sites, suspension of operations, government investigations, increased monitoring costs, remediation costs, loss of ore and other impacts including financial liability, which could cause one or more of the Company’s projects to be less profitable than currently anticipated and could result in a material adverse effect on the Company’s results of operations and financial position.

Specifically in relation to Sadiola, pit slope stabilities in the Sadiola main sulphide pits may be compromised due to potential localised failures with the slopes. The Company has taken measures to mitigate this geotechnical risk including by undertaking additional geotechnical drilling, final wall blasting practices and radar monitoring of the pit walls during operations to provide early warning of any slope instabilities. The pit design also mitigates the risk by incorporates two ramps, both of which can exit the pit to the north and south and opens up the pits in stages. Despite these mitigation efforts, there is still a high risk that the Sadiola main sulphide pits could be damaged due to a wall failure.

Furthermore, the occurrence of physical climate change events may result in substantial costs to respond and/or recover from an event, and to prevent recurrent damage, through either the modification of, or addition to, existing infrastructure at the Company’s operations. The scientific community has predicted an increase, over time, in the frequency and severity of extraordinary or catastrophic natural phenomena as a result of climate change. The Company can provide no assurance that it will be able to predict, respond to, measure, monitor or manage the risks posed as a result.

In addition, as climate change is increasingly perceived as a broad societal and community concern, stakeholders may increase demands for emissions reductions and call-upon mining companies to better manage their consumption of climate-relevant resources. Physical climate change events, and the trend toward more stringent regulations aimed at reducing the effects of climate change, could impact the Company’s decisions to pursue future opportunities, or maintain existing operations, which could have an adverse effect on its business and future operations. The Company can provide no assurance that efforts to mitigate the risks of climate changes will be effective and that the physical risks of climate change will not have an adverse effect on its operations and profitability.

Allied is undertaking a risk-based approach to climate change, cognizant of the fact that its operational mines have been operating for up to 25 years, have relatively short remaining life spans and are less exposed to the longer-term changes in weather patterns but remain exposed to the more frequent and intense extreme weather events that have been observed around the world. Allied’s expansion and development projects that have longer life spans (10-15 years) are exposed to both types of acute and chronic physical risk. The significance of the physical risks identified varies across our operating locations, based on the climatic zone, the sources of water and key supply chain routes.

The Company’s assets are located in Mali, Ethiopia and Côte d’Ivoire, which are areas that can be subject to severe climatic conditions. Severe weather conditions, such as hot temperatures in dry season and torrential rain, potentially causing flooding, could have a material adverse effect on operations, including on the delivery of supplies, equipment and fuel and exploration and production levels.

The Sadiola (Mali), Bonikro and Agbaou (both Côte d’Ivoire) mines are located in West Africa, a region in which the year is divided into rainy and dry seasons. The Company has introduced wet season preparations for the mitigation of the impact of heavy rains during the rainy season. There are also an abundance of insects, some of which may carry diseases such as malaria, which can impact our employees and contractors. While the Company can mitigate certain of the effects of the rains and flooding by introducing wet season preparations and utilizing stockpile and, implementing vector control measures, the seasonal rainfall may have an impact on the Company’s operations. Any of these factors could have a material adverse effect on the Company’s business, results of operations or financial condition.

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Counterparty, Credit, Liquidity and Interest Rate Risks and Access to Financing

The Company is exposed to various counterparty risks including, but not limited to: (i) financial institutions that hold the Company’s cash and short-term investments; (ii) companies that have payables to the Company, including bullion customers; (iii) shipping service providers that move the Company’s material; (iv) the Company’s insurance providers; and (v) the Company’s lenders. The Company seeks to limit counterparty risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties. For cash, cash equivalents and accounts receivable, credit risk is represented by the carrying amount on the balance sheet. The Company is also exposed to liquidity risks in meeting its operating and capital expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. The Company mitigates liquidity risk through internal reporting and forecasting practices that enable Allied to manage all expenditures and cash flows. These factors may impact the ability of the Company to additional obtain loans and other credit facilities and refinance existing facilities in the future on terms favourable to the Company, or at all. Such failures to obtain additional loans and other credit facilities could require the Company to take measures to conserve cash and could adversely affect its access to the liquidity needed for the business in the longer term.

The operation and exploration and development of the Company’s properties, including continuing exploration and development projects, and the construction or expansion of mining facilities and commencement or expansion of mining operations, may require substantial additional financing. Failure to obtain sufficient financing will result in a delay or indefinite postponement of exploration, development or production on any or all of the Company’s properties or even a loss of a property interest. Additional financing may not be available when needed or if available, the terms of such financing might not be favourable to the Company and might involve substantial dilution to existing shareholders. Failure to raise capital when needed could have a material adverse effect on the Company’s business, financial condition and results of operations.

Commodity Prices and Availability

The profitability of the Company’s operations will be dependent upon the cost and availability of commodities which are consumed or otherwise used in connection with the Company’s operations and projects, including, but not limited to, diesel, fuel, natural gas, electricity, steel, concrete and cyanide. Commodity prices fluctuate widely and are affected by numerous factors beyond the control of the Company, including, without limitation, the continuance or escalation of the military conflict between Ukraine and Russia and the economic sanctions imposed on Russia in connection therewith, which have and may continue to result in increased prices for a variety of commodities and which could have other long-term effects on the global economy in addition to the near-term effects on Ukraine and Russia. Further, as many of the Company’s mines are in remote locations and energy is generally a limited resource, the Company faces the risk that there may not be sufficient energy available to carry out mining activities efficiently or that certain sources of energy may not be available.

Increase in Production Costs

Changes in the Company’s production costs could have a major impact on its profitability. Its main production expenses are personnel and contractor costs, materials, and energy. Changes in costs of the Company’s mining and processing operations could occur as a result of unforeseen events, including international and local economic and political events, including, without limitation, the continuance or escalation of the military conflict between Ukraine and Russia and the economic sanctions imposed on Russia in connection therewith, which have and may continue to result in increased prices for a variety of commodities and which could have other long-term effects on the global economy in addition to the near-term effects on Ukraine and Russia, other changes in commodity prices, increased costs (including oil, steel and diesel) and scarcity of labour, and could result in changes in profitability or Mineral Reserve estimates. In addition to potentially affecting the price of commodities, general inflationary pressures may also affect the Company’s labor, commodity, and other input costs at operations. Many of these factors may be beyond the Company’s control.

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The Company relies on third-party suppliers for a number of raw input materials. Any material increase in the cost of raw materials, or the inability by the Company to source third party suppliers for the supply of its raw materials, could have a material adverse effect on the Company’s results of operations or financial condition.

The Company prepares estimates of future cash costs and capital costs for its operations and projects. There is no assurance that actual costs will not exceed such estimates. Exceeding cost estimates could have an adverse impact on the Company’s future results of operations or financial condition.

Infectious Diseases

Infectious diseases (including malaria, HIV/AIDS, tuberculosis and the Ebola virus) are major health care issues in African countries. Workforce training and health programs to maximize prevention awareness and minimize the impact of infectious diseases, including HIV/AIDS and malaria in Mali, Côte d’Ivoire, Ethiopia and other jurisdictions in Africa may prove insufficient to adequately address these serious issues. An outbreak or threat of outbreak of infectious diseases could have a material adverse effect on the Company by causing operational and supply chain delays and disruptions (including as a result of government regulation and prevention measures), labour shortages and shutdowns, social unrest, breach of material contracts and customer agreements, government or regulatory actions or inactions, increased insurance premiums, decreased demand or the inability to sell and deliver gold, declines in the price of gold, delays in permitting or approvals, governmental disruptions, capital markets volatility, or other unknown but potentially significant impacts. In addition, governments may impose strict emergency measures in response to the threat or existence of an infectious disease. There can be no assurance that Allied would not be adversely affected if a pandemic were to persist for an extended period of time.

In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could result in a material adverse effect on commodity prices, demand for metals, investor confidence, and general financial market liquidity, all of which may adversely affect the Company’s business and the market price of the Common Shares. Accordingly, any outbreak or threat of an outbreak of an epidemic disease or similar public health emergency could have a material adverse effect on the Company’s business, financial condition and results of operations.

Uncertainty in the Estimation of Mineral Reserves and Mineral Resources

To extend the lives of its mines and projects, ensure the continued operation of the business and realize its growth strategy, it is essential that the Company continue to realize its existing identified Mineral Reserves, convert Mineral Resources into Mineral Reserves, increase its Mineral Resource base by adding new Mineral Resources from areas of identified mineralized potential, and/or undertake successful exploration or acquire new Mineral Resources.

No assurance can be given that the anticipated tonnages and grades in respect of Mineral Reserves and Mineral Resources contained in this AIF will be achieved, that the indicated level of recovery will be realized or that Mineral Reserves will be mined or processed profitably. Actual Mineral Reserves may not conform to geological, metallurgical or other expectations, and the volume and grade of ore recovered may differ from estimated levels. There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any Mineral Reserve or Mineral Resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the Mineral Reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. In addition, there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. Lower market prices, increased production costs, reduced recovery rates and other factors may result in a revision of its Mineral Reserve estimates from time to time or may render the Company’s Mineral Reserves uneconomic to exploit. Mineral Reserve data is not indicative of future results of operations. If the Company’s actual Mineral Reserves and Mineral Resources are less than current estimates or if the Company fails to develop its Mineral Resource base through the realization of identified mineralized potential, its results of operations or financial condition may be materially and adversely affected. Mineral Reserves and Mineral Resources are reviewed periodically, and estimates may change depending on further geological interpretation, drilling results and metal prices, among other factors.

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Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. The category of Inferred Mineral Resource is the Mineral Resource category with a lower level of confidence and is subject to the most variability. Due to the uncertainty which may attach to Inferred Mineral Resources, there is no assurance that Inferred Mineral Resources will be upgraded to a higher Mineral Resource category or ultimately to Proven Mineral Reserves and Probable Mineral Reserves as a result of continued exploration.

Replacement of Depleted Mineral Reserves

Given that mines have limited lives based on Proven Mineral Reserves and Probable Mineral Reserves, the Company must continually replace and expand Mineral Reserves at its mines. The LOM estimates included in this AIF may not prove to be correct. The Company’s ability to maintain or increase its annual production will be dependent in part on its ability to bring new mines and/or endowment extensions into production and to expand Mineral Reserves at existing mines. As a result of these uncertainties, there is no assurance that current or future exploration programs will be successful. There is a risk that depletion of Mineral Reserves will not be offset by discoveries.

Uncertainty Relating to Future Production Estimates

The Company prepares estimates and projections of future production for its existing and future mines. Any such information is forward-looking and no assurance can be given that such estimates will be achieved. These estimates are based on existing mine plans and other assumptions which change from time to time, including: Mineral Reserve and Mineral Resource estimates; the availability, accessibility, sufficiency and quality of ore; the Company’s costs of production; the Company’s ability to sustain and increase production levels; the sufficiency of the Company’s infrastructure; the performance of the Company’s workforce and equipment, the Company’s ability to maintain and obtain mining interests and permits; and the Company’s compliance with existing and future laws and regulations. The Company’s actual production may vary from estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; revisions to mine plans; unusual or unexpected orebody formations; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods, and seismic activity; and unexpected labour shortages, strikes, local community opposition or blockades. Failure to achieve the estimated forecasts could have an adverse impact on the Company’s profitability, future cash flows, earnings, results of operations and financial condition.

Partial Ownerships

All of the properties in which Allied has an interest, including Sadiola, Kurmuk, Bonikro and Agbaou, are owned in part by the host government or third parties.

Allied’s projects are therefore subject to the risks normally associated with the conduct of jointly-held projects, which may include, but are not limited to: disagreement with the joint holder on how to develop and operate mines efficiently or disputes arising with joint holders regarding matters such as project financing, development milestones and offtake matters. The existence or occurrence of one or more of the foregoing circumstances and events, for example, could have a material adverse impact on the Company’s profitability, future cash flows, earnings, results of operations and financial condition.

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Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants that affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations, financial condition and results of operations.

The Company’s projects are relatively remote mine sites with extensive supply lines supporting operations and relatively poor transport infrastructure. The risk of any interruption to the supply chain may result in shortage or absences of key materials and consumables, causing delays or suspension of production, which could have a material adverse effect on the Company’s business, prospects, financial condition and results of operations.

The Company relies on the supply and availability of various services and equipment in order to successfully run its operations. For example, timely delivery of mining equipment and consumables (such as fuel and reagents for the processing plants) and the availability of such equipment and consumables is essential to the Company’s ability to produce gold. Any delay to the supply and availability of the various services and equipment may have a material adverse effect on the business, results of operations, financial condition and prospects of the Company.

Mining Laws, Regulations and Permitting

The mineral exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances and other matters. Mining and exploration activities are also subject to various laws and regulations relating to the protection of the environment. Although the Company believes that its exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner that could limit or curtail production or development of the Company’s properties. Amendments to current laws and regulations governing the operations and activities of the Company or more stringent implementation thereof could have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company’s operations are subject to receiving and maintaining permits from relevant governmental authorities. The maintenance, renewal and granting of these tenement rights depends on the Company being successful in obtaining required statutory approvals and complying with regulatory processes (including the stamping and registration of documentation relating to these tenement rights). There is no assurance that delays will not occur in connection with obtaining all necessary renewals of permits for the Company’s existing operations, additional permits for any possible future changes to operations, or additional permits associated with new legislation. Prior to any development on any of its properties, the Company must receive permits from appropriate governmental authorities. There can be no assurance that the Company will obtain and continue to hold all permits necessary to develop or continue operating at any particular property. A failure to obtain these statutory approvals or comply with these regulatory processes may adversely affect the Company's title to such tenement rights and which may have a material adverse effect on the business, results of operations, financial condition and prospects of the Company.

Further, there is no guarantee or assurance that the licenses, concessions, leases, permits or consents will be renewed or extended as and when required or that such renewed or extended permits won’t be modified or amended or that new conditions will not be imposed in connection with the Company’s mining permits. The renewal or grant of the terms of each mining permit is usually at the discretion of the relevant government authority. To the extent such approvals, consents or renewals are not obtained or are materially modified or amended in an adverse manner, the Company may be curtailed or prohibited from continuing with its exploration, development and mining activities or proceeding with any future development which may have a material adverse effect on the business, results of operations, financial condition and prospects of the Company.

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Insurance and Uninsured Risks

Allied’s business is subject to a number of risks and hazards generally, including those inherent in mineral exploration, developing and mining operations as described in “– Exploration, Development and Operating Risks”, many of which are beyond Allied’s control. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Allied’s insurance will not cover all the potential risks associated with the Company’s operations. Even if available, Allied may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to Allied or to other companies in the mining industry on acceptable terms. Allied might also become subject to liability for pollution or other hazards that may not be insured against or that Allied may elect not to insure against because of premium costs or other reasons. Losses from these events could cause Allied to incur significant costs that could have a material adverse effect upon its financial performance and results of operations. Should the Company be unable to fully fund the cost of remedying an environmental problem, the Company might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy, which may have a material adverse effect. The Company may suffer a material adverse effect on its business, results of operations, cash flows and financial position if it incurs a material loss related to any significant event that is not covered, or adequately covered, by its insurance policies.

Artisanal and Small Scale Mining

Allied’s mining and development projects are all subject to artisanal and small-scale mining activities. The number of artisanal miners has increased as the price of gold has increased. There is a risk of conflict with the artisanal miners, which could materially adversely affect our operations. It is difficult for Allied to totally control artisanal mining activities on and around its properties. Artisanal mining can be associated with a number of negative impacts, including environmental degradation, human rights abuse, child labour and funding of conflict. Allied relies in part on government support and enforcement to manage artisanal mining activities near its operations; however, enforcement may not be fully effective. Further development of Allied’s mining activities may require the relocation and physical resettlement of artisanal miners by the authorities and development plans may be impacted as a result. Any delays as a result of potential relocation or resettlement could negatively impact Allied and may result in additional expenses or prevent further development.

Artisanal mining activity may involve the use of (among others) sodium cyanide or mercury which are toxic materials. Should artisanal miner’s sodium cyanide or mercury leak or otherwise be discharged into its mineral properties in material quantities, Allied may become subject to liability for clean-up work that may not be insured. Related clean-up work may have a material adverse effect on Allied’s operations.

Small scale mining is a traditional activity in certain Allied’s operating jurisdictions. The active presence of artisanal miners carrying out conventional mining practices and potentially using mercury or cyanide within the mining license and exploration license areas of the Kurmuk Project has impacted exploration activities in the past, in addition to increasing security and safety concerns. Allied is working with the local and federal authorities to reduce the presence of small scale miners from the Kurmuk mining license area and to relocate in alignment with the development of an Artisanal mining strategy across the Company. Additional community development and security presence will continue to form part of the Company’s capital and operating costs and may negatively affect the Company’s results of operations and financial condition.

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Compliance with Anti-Corruption Laws

Allied is and will be subject to various anti-corruption and anti-bribery laws and regulations including but not limited to the Canadian Corruption of Foreign Public Officials Act, the Extractive Sector Transparency Measures Act (“ESTMA”), as well as similar laws in the countries in which the Company conducts business. In general, these laws prohibit a company and its employees and intermediaries from bribing or making other prohibited payments to foreign officials or other persons to obtain or retain business or gain some other business advantage. ESTMA, which became effective June 1, 2015, requires public disclosure of payments to governments by mining and oil and gas companies engaged in the commercial development of oil, gas and minerals who are either publicly listed in Canada or with business or assets in Canada. Mandatory annual reporting is required for extractive companies with respect to payments made to foreign and domestic governments at all levels, including entities established by two or more governments.

According to Transparency International, Mali, Ethiopia and Côte d’Ivoire are perceived as having fairly high levels of corruption relative to Canada. Allied cannot predict the nature, scope or effect of future regulatory requirements to which its operations might be subject, or the way existing laws might be administered or interpreted. In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under such anti-corruption and anti-bribery laws, resulting in greater scrutiny and punishment of companies found in violation of such laws. Failure to comply with the applicable legislation and other similar foreign laws could expose the Company and its senior management to civil and/or criminal penalties, other sanctions and remedial measures, legal expenses and reputational damage, all of which could materially and adversely affect the Company’s business, financial condition and results of operations, as well as have an adverse effect on the market price of the Common Shares. Although Allied has adopted practices that aim to ensure compliance with such requirements, there can be no assurance or guarantee that such practices and other efforts have been and will be completely effective in ensuring Allied’s compliance, and the compliance of its employees, consultants, contractors, suppliers, affiliates and other agents, with all applicable anti-corruption and anti-bribery laws.

In addition, certain jurisdictions in which we carry on business, or certain nationals of those jurisdictions, are or may become subject to sanctions or other similar measures imposed by individual countries, such as Canada, the United States or the European Union or through United Nations (“UN”) sanctions that Canada implements. In addition, there is the risk that individuals or entities with which we currently engage or do business with could be designated or identified under such sanctions or measures. Our failure to comply with such sanctions or measures, whether inadvertent or otherwise, could expose us and our senior management to civil and/or criminal penalties, becoming implicated or designated under such sanctions, becoming subject to additional remedial processes (including limitations on our ability to carry on our business or operations in a given jurisdiction), legal expenses, or reputational damage, all of which could materially and adversely affect our business, operations and financial condition, at both our specific operations and our Company as a whole. We are strongly committed to fully complying with all sanctions and other similar measures that affect our business and the jurisdictions in which we operate. Additional or expanded sanctions may have other impacts on us and our operations.

As at the date of this AIF, the United Nations, the European Union, the United States and Canada have each imposed sanctions against Mali. Certain of these sanctions target individuals and groups, including Mali’s transition authorities and other transition institutions. As these situations remain in flux, there is the risk that individuals or entities with which we currently engage or do business could be designated under these sanctions or become subject to other similar measures, or that critical supply routes may be disrupted. Such developments could have a material adverse impact on the Company’s Malian operations and the Company as a whole.

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Development, Construction and Start-up of New Mines

The success of development projects, including the Kurmuk Project, and any expansion of the Sadiola Mine including the Diba Property, and the construction and start-up of new mines by the Company, is subject to a number of factors, including the availability and performance of engineering and construction contractors, mining contractors, suppliers and consultants, the receipt of required governmental approvals and permits in connection with the construction of mining facilities and the conduct of mining operations (including environmental permits), the successful completion and operation of open pits, the comminution/adsorption/desorption/recovery plants and conveyors to move ore, among other operational elements. Timelines to permit new mining operations continue to increase and permitting requirements are becoming more stringent. Any delay in the performance of any one or more of the contractors, suppliers, consultants or other persons on which the Company is dependent in connection with its development and construction activities, a delay in or failure to receive the required governmental approvals and permits in a timely manner or on reasonable terms, or a delay in or failure in connection with the completion and successful operation of the operational elements in connection with new mines could delay or prevent the development, construction and start-up of new mines as planned. There can be no assurance that current or future development, construction and start-up plans implemented by the Company, including at the Kurmuk Project, and in connection with any expansion of the Sadiola Mine including the Diba Property, will be successful, that the Company will be able to obtain sufficient funds to finance construction and start-up activities, that personnel and equipment will be available in a timely manner or on reasonable terms to successfully complete development and construction projects, that the Company will be able to obtain all necessary governmental approvals and permits or that the completion of the development and construction, the start-up costs and the ongoing operating costs associated with the development of new mines will not be significantly higher than anticipated by the Company. Any of the foregoing factors could adversely impact the business and financial condition of the Company.

Some of the Company’s projects have no operating history upon which to base estimates of future cash flow. The capital expenditures and time required to develop new mines or other projects are considerable and changes in costs or construction schedules can affect project economics. Thus, it is possible that actual costs may change significantly and economic returns may differ materially from the Company’s estimates.

Commercial viability of a new mine or development project is predicated on many factors. Mineral Reserves and Mineral Resources projected by feasibility studies and technical assessments performed on the projects may not be realized, and the level of future metal prices needed to ensure commercial viability may not materialize. Consequently, there is a risk that start-up of new mine and development projects may be subject to write-down and/or closure as they may not be commercially viable.

Acquisitions and Integration, and Divestures

From time to time the Company examines opportunities to acquire additional mining assets and businesses. Any acquisition that the Company may choose to complete may be of a significant size, may change the scale of the Company’s business and operations, and may expose the Company to new geographic, political, operating, financial and geological risks. The Company’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, and integrate the acquired operations successfully with those of the Company. Any acquisitions would be accompanied by risks. For example, there may be a significant change in commodity prices after the Company has committed to complete the transaction and established the purchase price or exchange ratio; a material ore body may prove to perform below expectations; the Company may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; the integration of the acquired business or assets may disrupt the Company’s ongoing business and its relationships with employees, customers, suppliers and contractors; and the acquired business or assets may have unknown liabilities which may be significant. In the event that the Company chooses to raise debt capital to finance any such acquisition, the Company’s leverage will be increased. If the Company chooses to use equity as consideration for such acquisition, existing shareholders may experience dilution. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

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Allied may also from time to time pursue the disposition of producing operations, development or exploration properties. Any disposition that Allied may choose to complete may change the scale of its business and operations and result in a reduction of Allied’s existing consolidated Mineral Reserves and Mineral Resources.

In addition, the acquisition or divestiture process itself can be arduous and complex and may be a distraction from existing operations for key members of management and the Board, and there is no guarantee that any such process will lead to a successful closing.

Land Title

The acquisition and maintenance of title to mineral properties is generally a detailed and time-consuming process. Title to, and the area of, mining and exploration licences may be disputed. Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure mine tenure may be severely constrained. There is no guarantee that title to any of its properties will not be challenged or impaired. Third parties may have valid claims underlying portions of the Company’s interests, including prior unregistered liens, agreements, transfers or claims, and title may be affected by, among other things, undetected defects. If these challenges are successful, this could have an adverse effect on the development of the Company’s properties as well as its results of operations, cash flows and financial position. In addition, the Company may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

Termination of Mining Rights

The Company’s mining licenses or mining conventions or development agreements with governments in the jurisdictions where the Company operates may be terminated in certain circumstances. Under the laws of the Company’s operating jurisdictions, Mineral Resources belong to the state and governmental concessions are required to explore for, and exploit, Mineral Reserves. The Company holds mining, exploration and other related licenses, permits or agreements in each of the jurisdictions where it is operating and where it is carrying on development projects and prospects. The licenses, permits or agreements held by the Company in respect of its operations, development projects and prospects may be terminated under certain circumstances, including where minimum production levels are not achieved by the Company (or a corresponding penalty is not paid), if certain fees are not paid or if environmental and safety standards are not met. Termination of any one or more of the Company’s mining, exploration or other licences, permits or agreements could have a material adverse effect on the Company’s financial condition or results of operations.

Security and Human Rights

Allied’s operations and development and exploration activities extend to jurisdictions which may be considered to have an increased degree of security risk. For example, Mali experienced a number of security-related challenges, including attacks by insurgent militants and a military coup in both August 2020 and May 2021, which led to the implementation of a new transitional government in each case. These events have increased the security risk applicable to all mining companies in the country and in West Africa in general. The impacts of these risks could impede the exploration, development and operation of Allied’s mines in these countries.

While there is no reason to believe that Allied’s employees or operations will be targeted by criminal and/or terrorist activities in West Africa, risks associated with conducting business in the region, along with the increased perception that such incidents are likely to occur, may disrupt the Company’s operations, limit its ability to hire and keep qualified personnel, and impair its access to sources of capital or insurance on terms and at rates that are commercially viable. Further, although the Company has developed procedures regarding the mitigation of such risks, due to the unpredictable nature of criminal and/or terrorist activities, there is no assurance that its efforts will be able to effectively mitigate such risks and safeguard the Company’s personnel and assets.

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The measures that have been implemented by the Company cannot guarantee that such incidents will not continue to occur and such incidents may halt or delay production, increase operating costs, result in harm to employees or trespassers, decrease operational efficiency, increase community tensions, negatively impact Allied’s reputation or result in criminal and/or civil liability for the Company or its employees and/or financial damages or penalties.

The manner in which the Company’s personnel respond to civil disturbances and criminal activities can give rise to additional risks where those responses are not conducted in a manner that is consistent with international standards relating to the use of force and respect for human rights (see “Description of the Business – Approach to Sustainability – Community Relations and Generating Local Benefits”). Allied has implemented a number of measures and safeguards which are designed to assist its personnel in understanding and upholding these standards. The implementation of these measures will not guarantee that the Company’s personnel will uphold these standards in every instance. The failure to conduct security operations in accordance with these standards can result in harm to employees or community members, increased community tensions, reputational harm to Allied and its partners or result in litigation, criminal and/or civil liability for the Company or its employees and/or financial damages or penalties.

Artisanal mining, which involves trespass into the operating area of the mine, is both a security and safety issue at certain of Allied’s operations. The artisanal miners from time to time have clashed with mine security staff and law enforcement personnel who have attempted to move them away from the facilities. The presence of the artisanal miners, given the nature of the mines’ operations, creates a safety issue for the artisanal miners as well as Allied’s employees and can cause disruptions to mine operations.

It is not possible to determine with certainty the future costs that Allied may incur in dealing with the issues described above at its operations. However, if the number of incidents increases, costs associated with security, in the case of civil disturbances and artisanal mining, may also increase, affecting profitability.

Processing

Metal and/or mineral recoveries are dependent upon metallurgical processes, which by their nature contain elements of significant risk such as identifying a metallurgical process through test work to produce a saleable metal and/or concentrate, developing an economic process route to produce a metal and/or concentrate, and changes in mineralogy in the ore deposit which can result in inconsistent metal recovery, affecting the economic viability of the Company’s projects.

The Company operates a number of processing plants that are designed to treat a variety of ore sources with varying metallurgical properties. It is possible that future ore sources may exhibit metallurgical characteristics that are different from those that have been treated to date and that this may result in lower recoveries and/or higher processing costs, which could have a material adverse effect on the Company’s business, prospects, financial condition and results of operations.

Enforcement of Legal Rights

The Company has material subsidiaries organized under the laws of Mali, Côte d’Ivoire and Ethiopia and certain of the Company’s directors, management and personnel are located in foreign jurisdictions. Given that the majority of the Company’s material assets and certain of its directors, management and personnel are located outside of Canada, investors may have difficulty in effecting service of process within Canada and collecting from or enforcing against the Company, or its directors and officers, any judgments issued by the Canadian courts or Canadian securities regulatory authorities and predicated on the civil liability provisions of Canadian securities legislation or other laws of Canada. Similarly, in the event a dispute arises in connection with the Company’s foreign operations, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada.

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Challenges also exist with respect to inconsistent application of the rule of law in certain of the jurisdictions in which the Company operates, as court systems in West Africa may offer less certainty as to the judicial outcome or a more protracted judicial process than is the case in more established economies. Businesses can become involved in lengthy court cases over simple issues when rulings are not clearly defined, and any inconsistencies in the drafting of laws and excessive delays in the legal process for resolving issues or disputes compound such problems. In addition, enforcement of laws may depend on and be subject to the interpretation placed upon such laws by the relevant local authority, and such authority may adopt an interpretation of an aspect of local law which differs from the advice that has been given to the Company by local lawyers or even previously by the relevant local authority itself. Furthermore, there is limited relevant case law providing guidance on how courts would interpret such laws and the application of such laws to the Company’s contracts, joint ventures, licenses, license applications or other arrangements. Thus, there can be no assurance that contracts, joint ventures, licenses, license applications or other legal arrangements will not be adversely affected by the actions of government authorities.

Accordingly, the Company could face risks such as: (i) effective legal redress in the courts of certain jurisdictions in which the Company operates being more difficult to obtain, whether in respect of a breach of law or regulation, or in a contract or an ownership dispute, (ii) a higher degree of discretion on the part of governmental authorities and therefore less certainty, (iii) the lack of judicial or administrative guidance on interpreting applicable rules and regulations, (iv) inconsistencies or conflicts between and within various laws, regulations, decrees, orders and resolutions, or (v) relative inexperience of the judiciary and courts in such matters.

Competition

The mining industry is intensely competitive in all of its phases and the Company competes with many companies possessing greater financial and technical resources than itself. Competition in the precious metals mining industry is primarily for: mineral rich properties that can be developed and produced economically; the technical expertise to find, develop, and operate such properties; the labour to operate the properties; and the capital for the purpose of funding such properties. Many competitors conduct exploration, development and mining operations on a global basis. Such competition may result in the Company being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop its properties. Existing or future competition in the mining industry could materially adversely affect the Company’s prospects for mineral exploration and success in the future.

Indebtedness

The Company’s ability to make scheduled payments on or refinance its debt obligations (if necessary) depends on its financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond the Company’s control, including the market price of gold. The Company may be unable to maintain a level of cash flow from operating activities sufficient to permit it to pay the principal, premium, if any, and interest on the Company’s indebtedness including pursuant to the Facility and the Convertible Debentures, or maintain its debt covenants.

If the Company’s cash flows and capital resources are insufficient to fund its debt service obligations, or there is a contravention of its debt covenants, the Company could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance its indebtedness. The Company may not be able to effect any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow it to meet its scheduled debt service obligations.

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In addition, the Company conducts a substantial portion of its operations through its subsidiaries, certain of which in the future may not be guarantors of its indebtedness. Accordingly, repayment of its indebtedness is dependent on the generation of cash flow by its subsidiaries and their ability to make such cash available to the Company, by dividend, debt repayment or otherwise. Unless they are guarantors of the Company’s indebtedness, its subsidiaries do not have any obligation to pay amounts due on its indebtedness or to make funds available for that purpose. The Company’s subsidiaries may not be able to, or may not be permitted to, make distributions to enable the Company to make payments in respect of its indebtedness.

Each subsidiary is a distinct legal entity, and, under certain circumstances, legal and contractual restrictions may limit the Company’s ability to obtain cash from the Company’s subsidiaries. In the event that the Company does not receive distributions from its subsidiaries, it may be unable to make required principal and interest payments on its indebtedness, including pursuant to the Convertible Debentures. The Company’s inability to generate sufficient cash flows to satisfy its debt obligations, or to refinance its indebtedness on commercially reasonable terms or at all, would materially and adversely affect its financial position and results of operations and its ability to satisfy its obligations.

The terms of the Facility require the Company to satisfy various conditions precedent and affirmative and negative covenants and maintain certain financial ratios. Such covenants, among other things, impose an obligation on the Company to use the proceeds of the Facility for certain purposes, restrict the Company’s ability to incur further indebtedness (with enumerated exceptions), and restrict the Company’s ability to make acquisitions (subject to certain exceptions). Any failure to comply with such covenants may result in an event of default under the Facility and allow the lenders to terminate the Facility or declare any or all outstanding amounts to be due and payable, which could adversely affect the Company’s business and financial condition.

Currency Fluctuations

Currency fluctuations may affect the Company’s capital costs and the costs that the Company incurs at its operations. The revenue generated from the sale of gold from the Company’s operations is in United States dollars, but a portion of the Company’s operating and capital expenses are incurred in West African CFA Franc, Euro, Ethiopian Birr, Canadian dollar and Australian dollar. The appreciation of foreign currencies against the United States dollar would increase the costs of gold production at such mining operations, which could materially and adversely affect the Company’s earnings and financial condition. Any appreciation of the Company’s operational currencies against the United States dollar could have a material adverse effect on the Company’s business, financial condition and results of operations.

Write-downs and Impairments

Mineral interests are the most significant assets of the Company and represent capitalized expenditures related to the development and construction of mining properties and related property, plant and equipment and the value assigned to exploration potential on acquisition. The costs associated with mining properties are separately allocated to exploration potential, Mineral Reserves and Mineral Resources and include acquired interests in production, development and exploration-stage properties representing the fair value at the time they were acquired. The values of such mineral properties are primarily driven by the nature and amount of material interests believed to be contained or potentially contained in properties to which they relate.

The Company reviews and evaluates its mining interests and any associated or allocated goodwill for impairment at least annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment is considered to exist if the recoverable value of the asset is less than the carrying amount of the asset. An impairment loss is measured and recorded to the net recoverable value of the asset. The recoverable value of the asset is the higher of: (i) value in use (being the net present value of total expected future cash flows); and (ii) fair value less costs of disposal.

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The Company also assesses at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for an asset other than goodwill may no longer exist or may have decreased. If any such indication exists, the Company estimates the recoverable amount and considers the reversal of the impairment loss recognized in prior periods for all assets other than goodwill. An impairment loss recognized for goodwill is not reversed in a subsequent period.

Fair value is the value obtained from an active market or binding sale agreement. Where neither exists, fair value is based on the best information available to reflect the amount the Company could receive for the asset in an arm’s length transaction. This is often estimated using discounted cash flow techniques. For value in use, recent cost levels are considered, together with expected changes in costs that are compatible with the current condition of the business and which meet the requirements of International Accounting Standard 36 in a discounted cash flow model. Where a recoverable amount is assessed using discounted cash flow techniques, the resulting estimates are based on detailed mine and/or production plans. Assumptions underlying fair value estimates are subject to significant risks and uncertainties. Where third-party pricing services are used, the valuation techniques and assumptions used by the pricing services are reviewed by the Company to ensure compliance with the accounting policies and internal control over financial reporting of the Company. Future cash flows are estimated based on expected future production, commodity prices, operating costs and capital costs. There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources. Differences between management’s assumptions and market conditions could have a material effect on the Company’s financial position and results of operation in the future.

The assumptions used in the valuation of work-in-process inventories by the Company may include estimates of metal contained in the ore stacked on leach pads, assumptions of the amount of metal stacked that is expected to be recovered from the leach pads, estimates of metal contained in ore stock-piles, assumptions of the amount of metal that will be crushed for concentrate, estimates of metal-in-circuit, estimated costs of completion to final product to be incurred and an assumption of the gold, silver and copper price expected to be realized when the gold, silver and copper is recovered. The recoverable values of assets are highly dependent on several factors including metal prices and the prevailing cost environment, and the recoverable values of some properties are more sensitive to metal prices than others. If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-process inventories to net realizable value, which would reduce the Company’s earnings and working capital. Net realizable value is determined as the difference between costs to complete production into a saleable form and the estimated future precious metal prices based on prevailing and long-term metal prices. When the circumstances that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of write-down is reversed up to the lower of the new net realizable value or the original cost.

Although management makes its best estimates, it is possible that material changes could occur which may adversely affect management’s estimate of the net cash flows expected to be generated from its properties. Any impairment estimates, which are based on applicable key assumptions and sensitivity analysis, are based on management’s best knowledge of the amounts, events or actions at such time, and the actual future outcomes may differ from any estimates that are provided by the Company. Any impairment charges on the Company’s mineral projects could adversely affect its results of operations.

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Shareholder Activism

In recent years, publicly-traded companies have been increasingly subject to demands from activist shareholders advocating for changes to corporate governance practices, such as executive compensation practices, social issues, or for certain corporate actions or reorganizations. There can be no assurances that activist shareholders won’t publicly advocate for the Company to make certain corporate governance changes or engage in certain corporate actions. Responding to challenges from activist shareholders, such as proxy contests, media campaigns or other activities, could be costly and time consuming and could have an adverse effect on the Company reputation and divert the attention and resources of Company management and the Board, which could have an adverse effect on the Company’s business and results of operations. Even if the Company does undertake such corporate governance changes or corporate actions, activist shareholders may continue to promote or attempt to effect further changes, and may attempt to acquire control of Allied to implement such changes. If shareholder activists seeking to increase short-term shareholder value are elected to the Board, this could adversely affect Allied’s business and future operations. Additionally, shareholder activism could create uncertainty about the Company’s future strategic direction, resulting in loss of future business opportunities, which could adversely affect the Company’s business, future operations, profitability and ability to attract and retain qualified personnel.

Litigation Risks

All industries, including the mining industry, are subject to legal claims, with and without merit. The Company is currently involved in litigation and may become involved in legal disputes in the future, including class actions. The causes of potential future litigation or investigation cannot necessarily be known or anticipated and may arise from, among other things, business activities; employment and labour matters; environmental, health and safety laws and regulations; tax matters; volatility in Allied’s share price; and compliance with applicable securities laws and regulations. Defense and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding may have a material adverse effect on the Company’s financial position or results of operations. See “Legal Proceedings and Regulatory Actions” for further details on ongoing legal proceedings.

Investment Risk

Investment risk is the risk that a financial instrument’s value will deviate from the expected returns as a result of changes in market conditions, whether those changes are caused by factors specific to the individual investment or factors affecting all investments traded in the market. Although the factors that affect investment risk are outside the Company’s control, the Company mitigates investment risk by limiting its investment exposure in terms of total funds to be invested and by being selective of high-quality investments.

Use of Derivatives

From time to time the Company may use certain derivative products as hedging instruments and to manage the risks associated with changes in gold prices, interest rates, foreign currency exchange rates and energy prices. The use of derivative instruments involves certain inherent risks including, among other things: (i) credit risk – the risk of default on amounts owing to the Company by the counterparties with which the Company has entered into transactions; (ii) market liquidity risk – the risk that the Company has entered into a derivative position that cannot be closed out quickly, by either liquidating such derivative instrument or by establishing an offsetting position; and (iii) unrealized mark-to-market risk – the risk that, in respect of certain derivative products, an adverse change in market prices for commodities, currencies or interest rates will result in the Company incurring an unrealized mark-to-market loss in respect of such derivative products.

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Taxes

The introduction of new tax laws, regulations or rules, or changes to, or differing interpretation of, or application of, or court decisions in respect of, existing tax laws, regulations or rules in Mali, Ethiopia or Côte d’Ivoire, or to which deliveries of gold are made, could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions. Further, the Company is subject to routine tax audits by various tax authorities. Tax audits may result in additional tax, interest payments and penalties which would negatively affect the Company’s financial condition and operating results. If the Company’s filing position, application of tax incentives or similar ‘holidays’ or benefits were to be challenged for whatever reason, this could have a material adverse effect on the Company’s business, results of operations and financial condition. No assurance can be given that new tax laws, regulations or rules will not be enacted or that existing tax laws, regulations or rules will not be changed, interpreted, applied or decided upon in a manner which could result in the Company’s profits being subject to additional taxation or which could otherwise have a material adverse effect on the Company or the price of the Common Shares.

Non-Governmental Organizations

Certain non-governmental organizations (“NGOs”) that oppose globalization and resource development are vocal critics of the mining industry and its practices. Adverse publicity generated by such NGOs or other parties generally related to extractive industries or specifically to the Company’s operations, could have an adverse effect on the Company’s reputation, impact the Company’s relationship with the communities in which it operates and ultimately have a material adverse effect on the Company’s business, financial condition and results of operations.

NGOs may organize protests, install road blockades, apply for injunctions for work stoppage, file lawsuits for damages and intervene and participate in lawsuits seeking to cancel the Company’s rights, permits and licences. NGOs may also lobby governments for changes to laws, regulations and policies pertaining to mining and relevant to the Company’s business activities, which, if made, could have a material adverse effect on the Company’s business, financial condition and results of operations.

Labour and Employment Matters

Production at the Company’s mining operations is dependent upon the efforts of its employees and the Company’s operations would be adversely affected if it fails to maintain satisfactory labour relations. Most of the Company’s employees are represented by labour unions under various collective labour agreements. The Company may not be able to satisfactorily renegotiate its collective labour agreements, including in Mali, Côte d’Ivoire and Ethiopia, and may face tougher negotiations or higher wage demands than would be the case for non-unionized labour, which could negatively impact the Company’s operations and profitability. In addition, existing labour agreements may not prevent a strike or work stoppage at Allied’s facilities in the future.

In addition, relations between the Company and its employees may be affected by changes in labour relations laws that may be introduced by the relevant governmental authorities in whose jurisdictions the Company carries on business. Changes in such legislation or in the relationship between the Company and its employees may have a material adverse effect on the Company’s business, results of operations and financial condition.

Contractors

As is common industry practice, certain aspects of our operations, such as mining that includes drilling, blasting, loading, hauling and security are conducted by outside contractors and as a result, the Company is subject to a number of risks associated with the use of such contractors, including reduced control over the aspects of the operations that are the responsibility of a contractor, failure of a contractor to perform under its agreement, our inability to replace the contractor if either the Company or the contractor terminate the service agreement, interruption of operations in the event the contractor ceases operations as a result of a contractual dispute with us or as a result of liquidity constraints, insolvency or other unforeseen events, failure of the contractor to comply with applicable legal and regulatory requirements, and failure of the contractor to properly manage its workforce resulting in labour unrest, strikes or other employment issues, and tax issues related to the arrangement of contracts, any of which may have a material adverse effect on the Company’s business, financial condition and results of operations. The Company is also subject to risks associated with contractor misconduct, which could have negative impacts on the communities in which we operate and could lead to community issues, enforcement actions, legal claims or could have a negative impact on our reputation. Available contractors in Mali, Ethiopia and Côte d’Ivoire are drawn from a narrow pool of entities with the requisite experience, sophistication and skill, and our ability to manage the risk of overreliance on one or more contractors may be limited by the availability of credible or sufficiently attractive alternatives (including that such contractors are available upon commercially acceptable terms).

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Although the Company always seeks to retain contractors we regard as reputable and competent for the scope of work required, and we seek to reduce our risk by negotiating contracts that apportion risk and liability appropriately, the Company cannot exclude the risk that those contractors may breach their contracts with us (or predecessor companies), or that contractors may be negligent or otherwise deficient in performing the services for which they were contracted. This may result in financial liability or penalties and we may be unable to recover from those contractors or may be unable to remediate errors made by contractors which are necessary for the optimal performance of our assets. Any of these factors could have a material adverse effect on the Company’s business, results of operations and financial condition.

Foreign Subsidiaries

The Company is a holding company that conducts its operations exclusively through foreign subsidiaries. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict the Company’s ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on the Company’s valuation and share price.

Community Relations

The Company’s relationships with host communities are critical to ensure the success of its existing operations and the construction and development of new operations. There is an increasing level of public concern relating to the perceived effects of mining activities on the environment and on host communities. The evolving expectations related to human rights, indigenous rights, and environmental protection may result in opposition to the Company’s current and future operations or further development or new development of the Company’s projects and mines. Such opposition may be directed through legal or administrative proceedings or expressed in public opposition such as protests, roadblocks or other forms of expression against the Company’s activities, and may have a negative impact on the Company’s reputation and operations.

Opposition by any of the aforementioned groups to the Company’s operations may require modification of, or preclude the operation or development of, the Company’s projects and mines or may require the Company to enter into agreements with such groups or local governments with respect to the Company’s projects and mines, in some cases, causing increased cost and considerable delays to the advancement of the Company’s projects. Further, publicity adverse to the Company, its operations or extractive industries generally, could have an adverse effect on the Company and may impact relationships with the communities in which Allied operates and other stakeholders. While the Company is committed to operating in a socially responsible manner, there can be no assurance that its efforts in this respect will mitigate this potential risk.

Further, the Company’s ability to operate could be adversely impacted by accidents or events detrimental (or perceived to be detrimental) to the health, safety and well-being of the Company’s employees, human rights, the environment or the communities in which the Company operates.

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Reliance on Local Advisors and Consultants in Foreign Jurisdictions

The Company holds mining and exploration properties in Mali, Côte d’Ivoire and Ethiopia. The legal and regulatory requirements in these countries with respect to conducting mineral exploration and mining activities, banking system and controls, as well as local business culture and practices are often different from those in Canada. The officers and directors of the Company must rely, to a great extent, on the Company’s local legal counsel and local consultants retained by the Company in order to keep abreast of material legal, regulatory and governmental developments as they pertain to and affect the Company’s business operations, and to assist the Company with its governmental relations. The Company must rely, to some extent, on those members of management and the Company’s board of directors who have previous experience working and conducting business in these countries to enhance its understanding of and appreciation for the local business culture and practices. The Company also relies on the advice of local experts and professionals in connection with current and new regulations that develop in respect of banking, financing, labour, litigation and tax matters in these countries. Any developments or changes in such legal, regulatory or governmental requirements or in local business practices are beyond the control of the Company. The impact of any such changes may adversely affect the business of the Company.

Market Price of Common Shares

The Common Shares were listed for trading on the TSX, on September 11, 2023. The market price of the Common Shares may be highly volatile and could be subject to wide fluctuations in response to a number of factors, including: (i) dilution caused by issuance of additional Common Shares and other forms of equity securities, which Allied expects to make in connection with future financings to fund operations and growth, to attract and retain qualified personnel and in connection with future strategic partnerships with other companies, (ii) announcements of new acquisitions, mineral reserve discoveries or other business initiatives by competitors, (iii) fluctuations in revenue from operations as new mineral reserves come to market, (iv) changes in the market for gold and/or in the capital markets generally, (v) changes in the demand for minerals and metals; and (vi) changes in the social, political and/or legal climate in the regions in which Allied operates. In addition, the market price of Common Shares could be subject to wide fluctuations in response to: (a) quarterly variations in operating expenses, (b) changes in the valuation of similarly situated companies, both in the mining industry and in other industries, (c) changes in analysts’ estimates affecting Allied, competitors and/or the industry, (d) changes in the accounting methods used in or otherwise affecting the industry, (e) additions and departures of key personnel, (f) fluctuations in interest rates, exchange rates and the availability of capital in the capital markets, and (g) significant sales of Common Shares, including sales by future investors in future offerings which may be made to raise additional capital.

These and other factors will be largely beyond Allied’s control, and the impact of these risks, singularly or in the aggregate, may result in material adverse changes to the market price of Common Shares, which at any given point in time may not accurately reflect Allied’s long-term value.

Uncertainty Relating to Financial Projections

Any of Allied’s financial estimates, projections and other forward-looking information or statements included herein were prepared by Allied, and such forward-looking information or statements are based on assumptions of future events that may or may not occur, which assumptions may not be disclosed herein. Projections are inherently subject to varying degrees of uncertainty and their achievability depends on the timing and probability of a complex series of future events. There is no assurance that the assumptions upon which these projections are based will be realized. Actual results may differ materially from projected results for a number of reasons including, without limitation, increases in operational expenses, changes in regulatory rules, undiscovered and unanticipated adverse industry and economic conditions, and unanticipated competition. Accordingly, any material differences between the projections set out herein and the actual results of Allied’s business could have a material impact on Allied and its business.

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Global Financial Conditions

Global financial conditions continue to be characterized as volatile. In recent years, global markets have been adversely impacted by various supply chain disruptions, credit crises and inflation, causing rising fuel and energy costs and impacting metals prices, including due to the significant fluctuations in commodity prices as a result of the military conflict between Ukraine and Russia and the economic sanctions imposed on Russia in connection therewith. Many industries, including the mining industry, have been impacted by these market conditions. Moreover, the Middle East is an important contributor to global oil supplies and any instability in the region, such as the Israel-Hamas conflict that commenced in October 2023, can cause price hikes due to anticipated supply disruptions, which can in turn affect global trade balances and inflation rates. Specifically, supply chain disruptions resulting from any conflict in the Middle East may have an exacerbated effect on shipping costs, transit times and delays in delivering products or procuring supplies in Africa due to its proximity to the region. Global financial conditions remain subject to sudden and rapid destabilizations in response to future events, as government authorities may have limited resources to respond to future crises. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect the Company’s growth and profitability. Future crises may be precipitated by any number of causes, including natural disasters, geopolitical instability (such as the Russian invasion of Ukraine or the conflict in the Middle East), and changes to energy prices or sovereign defaults. If increased levels of volatility continue or in the event of a rapid destabilization of global economic conditions and disruptions in supply chains, there may be a material adverse effect on commodity prices, demand for metals, including gold, availability of credit, investor confidence, and general financial market liquidity, all of which may adversely affect the Company’s business and the market price of the Company’s securities.

Force Majeure

The performance of the Company’s investments may be affected by reason of events such as war, civil war, riot or armed conflict, terrorism, acts of sabotage and natural disasters such as storms, earthquakes, tidal waves, floods, lightning, explosions, fires and destruction of plant, machinery and/or premises, which are outside its control. If a force majeure event occurs and continues or is likely to continue to affect the ability of the Company to operate its business for a long period of time, this may have a material adverse effect on the performance of the Company and its net asset value, earnings and returns to shareholders.

Dividends

Allied has developed a dividend philosophy that will provide shareholders with cash returns in the form of a dividend based on free cash flow as free cash flows increase which is expected following expenditure of development capital in support of growth. In the immediate period of growth over the next few years, Allied anticipates that cash flow along with proceeds from the Financing will be re-invested in the development and growth of the business, with dividends anticipated to be paid following this growth period.

Dilution to Common Shares

Allied has and may in the future grant rights to acquire Common Shares in the form of options, warrants, convertible debt instruments (including the Convertible Debentures) or otherwise. During the term of such rights, holders are given an opportunity to profit from a rise in the market price of the common shares with a resulting dilution in the interest of the other shareholders. The Company’s ability to obtain additional financing during the period that such rights are outstanding may be adversely affected, and the existence of the rights may have an adverse effect on the price of the Common Shares. The holders of options and other rights of the Company may exercise such securities at a time when the Company would, in all likelihood, be able to obtain any needed capital by a new offering of securities on terms more favourable than those provided by the outstanding rights.

In addition, Allied may raise additional funds through the issue of its Common Shares, debt instruments and/or securities convertible into Common Shares in order to finance future operations and development activities. The size of future issues of Common Shares, debt instruments and/or securities convertible into Common Shares or the effect, if any, that future issues and sales of Allied’s securities will have on the share price cannot be predicted.

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The increase in the number of Common Shares in the market and the possibility of sales of such shares may cause a reduction in the price of the Common Shares. In addition, as a result of the issuance of additional Common Shares, the voting power of the Company’s existing shareholders will be diluted.

Future Sales of Common Shares by Existing Shareholders

Sales of a large number of Common Shares in the public markets, or the potential for such sales, could decrease the trading price of the Common Shares and could impair the Company’s ability to raise capital through future sales of Common Shares. Substantially all of the Common Shares not held by affiliates of the Company can be resold without material restriction in Canada.

Dependence Upon Key Management Personnel and Executives

The Company is dependent upon a number of key management personnel and has entered into employment agreements with certain of its key executives. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Company. The Company’s ability to manage its operating, development, exploration and financing activities depend in large part on the efforts of these individuals. The Company faces intense competition for qualified personnel, and there can be no assurance that the Company will be able to attract and retain such personnel. The loss of the services of one or more key employees or the failure to and attract and retain new personnel could have a material adverse effect on the Company’s ability to manage and expand its business.

Possible Conflicts of Interest of Directors and Officers of the Company

Certain of the directors and officers of the Company also serve as directors and/or officers of other companies involved in natural resource exploration and development and, consequently, there exists the possibility for such directors and officers to be in a position of conflict. There can be no assurance that any decision made by any of such directors and officers involving the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders. In the event that the Company’s directors and officers are subject to conflicts of interest, there may be a material adverse effect on its business.

Disclosure and Internal Controls

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the International Accounting Standards Board. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Company in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to the Company’s management, as appropriate, to allow timely decisions regarding required decisions. The Company has invested resources to document and analyze its system of disclosure controls and its internal control over financial reporting. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. The Company’s failure to satisfy the requirements of applicable Canadian securities laws on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm its business and negatively impact the trading price of the Common Shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations.

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ESG Disclosure

Compliance with gold industry standards and reporting against multiple sustainability and ESG indices could result in significant costs. Stringent standards relating to responsible gold, including, but not limited to the U.S. Dodd-Frank Act, the World Gold Council Conflict-Free Gold Standard and the World Gold Council Responsible Gold Mining Principles have been introduced. Additionally, the increasing demand for disclosure on performance in regards to ESG and the many disclosure formats and indices being demanded, may result in significant costs to ensure and demonstrate compliance (particularly where standards change rapidly or duplication in reporting is required).

Failures of Information Systems or Cybersecurity Threats

The Company has entered into agreements with third parties for hardware, software, telecommunications and other information technology (“IT”) services in connection with the Company’s operations. The Company’s operations depend, in part, on how well the Company and its suppliers protect networks, equipment, IT systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, hacking, computer viruses, vandalism and theft. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenditures to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.

Although to date the Company has not experienced any material losses relating to cyber-attacks or other information security breaches, there can be no assurance that it will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cybersecurity and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cybersecurity threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities. Any of these factors could have a material adverse effect on the Company’s results of operations, cash flows and financial position.

Summary of Mineral Reserve and Resource Estimates

Mineral Reserves (Proven and Probable)

The following table sets forth the Mineral Reserve estimates for the Company’s mineral properties as of December 31, 2023. See “Interests of Experts”.

	Proven Mineral Reserves			Probable Mineral Reserves			Total Mineral Reserves
Mineral Property	Tonnes (kt)	Grade (g/t)	Content (koz)	Tonnes (kt)	Grade (g/t)	Content (koz)	Tonnes (kt)	Grade (g/t)	Content (koz)
Sadiola Mine	18,612	0.82	492	137,174	1.57	6,907	155,786	1.48	7,399
Kurmuk Project	21,864	1.51	1,063	38,670	1.35	1,678	60,534	1.41	2,747
Bonikro Mine	4,771	0.71	108	8,900	1.62	462	13,671	1.30	571
Agbaou Mine	1,815	2.01	117	6,092	1.79	351	7,907	1.84	469
Total Mineral Reserves	47,061	1.18	1,782	190,836	1.53	9,399	237,897	1.46	11,180

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Mineral Resources (Measured, Indicated, Inferred)

The following table set forth the Measured and Indicated Mineral Resource estimates and for the Company’s mineral properties as of December 31, 2023. See “Interests of Experts”.

	Measured Mineral Resources			Indicated Mineral Resources			Total – Measured and Indicated
Mineral Property	Tonnes (kt)	Grade (g/t)	Content (koz)	Tonnes (kt)	Grade (g/t)	Content (koz)	Tonnes (kt)	Grade (g/t)	Content (koz)
Sadiola Mine	20,079	0.86	557	205,952	1.53	10,101	226,031	1.47	10,659
Kurmuk Project	20,472	1.74	1,148	37,439	1.64	1,972	57,912	1.68	3,120
Bonikro Mine	7,033	0.98	222	25,793	1.41	1,171	32,826	1.32	1,393
Agbaou Mine	2,219	2.15	154	11,130	1.96	701	13,349	1.99	855
Total Mineral Resources (M&I)	49,804	1.30	2,081	280,315	1.55	13,495	330,118	1.51	16,027

The following table set forth the Inferred Mineral Resource estimates and for the Company’s mineral properties as of December 31, 2023. See “Interests of Experts”.

	Inferred Mineral Resources
Mineral Property	Tonnes (kt)	Grade (g/t)	Content (koz)
Sadiola Mine	16,177	1.12	581
Kurmuk Project	5,980	1.62	311
Bonikro Mine	19,588	1.30	816
Agbaou Mine	959	1.84	57
Total Mineral Resources (Inferred)	42,704	1.29	1,765

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Mineral Reserve and Mineral Resource Reporting Notes

1.	Metal Price, Cut-off Grade, Metallurgical Recovery:

Mineral Reserves	Mineral Resources

Sadiola (80%)	Price assumption: $1,500/oz gold for pit optimization and selected pit shells for FE3, FE4, Diba, Tambali and Sekekoto (revenue factor 1.00); and $1,320/oz gold for selected pit shells for Sadiola Main (revenue factor 0.88)
Open pit cut-off grades range from 0.31 to 0.73 g/t gold	Price assumption: $1,800/oz gold Open pit cut-off grade of 0.5 g/t gold

Kurmuk (100%)	Price assumption: $1,500/oz gold for pit optimization; $1,320/oz gold for selected pit shells for Ashashire (revenue factor 0.88); and $1,440/oz gold for selected pit shells for Dish Mountain (revenue factor 0.96)
Open pit cut-off grades range from 0.30 to 0.45 g/t gold	Price assumption: $1,800/oz gold Open pit cut-off grade of 0.5 g/t gold

Bonikro (89.89%)	Bonikro pit price assumption: $1,500/oz gold base price; $1,388/oz gold for selected pit shells (revenue factor 0.925)
Open pit cut-off grades range from 0.68 to 0.74 g/t gold
Agbale price assumption: $1,800/oz gold base price; $1,800/oz gold for selected pit shells (revenue factor 1.0)
Open pit cut-off grades range from 0.58 to 1.00 g/t gold	Price assumption: $1,800/oz gold Open pit cut-off grade of 0.5 g/t gold

Agbaou (85%)	Price assumption: $1,500/oz gold base price for pit designs (revenue factor 1.00); $1,800/oz gold short term price for North Gate (Stage 41) and South Sat (Stage 215) pit designs (approximately 49 oz or 10% of the Agbaou Mineral Reserves)
Open pit cut-off grades range from 0.49 to 0.74 g/t gold	Price assumption: $1,800/oz gold Open pit cut-off grade of 0.5 g/t gold

2.	Mineral Reserve and Mineral Resource estimates are shown on a 100% basis. Designated government entities and national minority shareholders hold the following interests in each of the mines: 20% of Sadiola, 10.1% of Bonikro and 15% of Agbaou. Only a portion of the government interests are carried.
3.	All Mineral Reserves and Mineral Resources have been estimated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and NI 43-101.
4.	The Measured and Indicated Mineral Resource estimates are inclusive of those Mineral Resource estimates modified to produce the Mineral Reserve estimates.
5.	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.
6.	Mineral Reserves reflect that portion of the Mineral Resource which can be economically extracted by open pit methods.
7.	Considers the modifying factors and other parameters, including but not limited to mining, metallurgical, social, environmental, statutory and financing aspects of the relevant project.
8.	Mineral Reserves and Mineral Resources are reported as of December 31, 2023.
9.	Allied’s Mineral Resources and Mineral Reserves were initially classified in accordance with the guidelines of the 2012 Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia (the “JORC Code”). The confidence categories assigned under the JORC Code were reconciled to the confidence categories in the CIM Standards. As the confidence category definitions are the same, no modifications to the confidence categories were required. Mineral Resources and Mineral Reserves are reported in accordance with the CIM Standards.
10.	Rounding of numbers may lead to discrepancies when summing columns.
11.	For the qualified persons responsible for the Mineral Reserve and Mineral Resource estimates, see “Interests of Experts”.
12.	Sadiola Mineral Reserve estimates include a weight averaged allowance for mining dilution at 8% and ore loss at 3%.
13.	Kurmuk Mineral Reserve estimates include a weight averaged allowance for mining dilution at 18% and ore loss at 2%.
14.	Bonikro Mineral Reserve estimates include a weight averaged allowance for mining dilution at 3% and ore loss at 4%.
15.	Agbaou Mineral Reserve estimates include a weight averaged allowance for mining dilution at 26% and ore loss at 1%.

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Material Properties

Sadiola Mine

Unless otherwise stated, the information, tables and figures that follow relating to Sadiola are derived, in part, and in some instances are extracts, from the technical report titled “Sadiola Gold Mine NI 43-101 Technical Report” dated effective June 12, 2023 (the “Sadiola Report”), prepared by Allan Earl, Matt Mullins, Gordon Cunningham and Peter Theron of Snowden Optiro, a business unit of Datamine Australia Pty Ltd (“Snowden Optiro”), each of whom is a “qualified person” for the purpose of NI 43-101. See “Interests of Experts”.

Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Sadiola Report, which has been filed with applicable Canadian securities regulatory authorities pursuant to NI 43-101 and is available for review under the Company’s SEDAR+ profile at www.sedarplus.ca.

Property Description, Location and Access

The Sadiola Mine is an operating open pit gold mine and established 5 Mt/a processing operation with associated tailings and waste storage, administration, accommodation, workshops, warehouse and storage facilities with reliable sources of power, water and personnel. Mining operations are focussed on cutbacks of the existing open pits.

The Sadiola Mine is 77 km south of the regional city of Kayes and about 440 km northwest of the capital city of Bamako. Sadiola is accessed via sealed road for 500 km from Bamako to Kayes and then 80 km along a single carriageway, sealed road. The Sadiola Mine can be accessed via the port of Dakar in Senegal by either rail or road to Kayes. A compacted laterite airstrip is operated for bullion dispatch and employee transport using light aircraft to and from Bamako. The majority of personnel are sourced from the local community with senior and expatriate staff flying in and out of Bamako.

The Sadiola Mine is within the Sudanese-type climatic zone, with an intense wet season from May to October and dry season from November to April. Approximately 90% of rainfall occurs between the months of June and September. Sadiola operates year-round with limited disruption to open pit operations during short-term, high rainfall events. Average monthly temperatures are consistently above 25°C; however, there is significant variation, with peaks of 45°C recorded on site. In the dry season, north-easterly trade winds blow from the Sahara Desert over West Africa, resulting in dry weather conditions and dusty winds referred to as Harmattan winds. In the wet season, the prevailing wind direction is from the south and southwest, referred to as monsoon winds.

The Mining Code is the governing legislation for Mali’s minerals and mining sector. The exploration and exploitation of minerals in Mali is subject to the Mining Code by decree.

Sadiola’s operating company, SEMOS, acquired the Sadiola Exploitation Permit in December 1994. Allied took control of SEMOS on January 1, 2021 by purchasing the collective 80% interest in SEMOS held by AngloGold Ashanti Limited (“AGA”) and IAMGOLD Corporation (“IMG”) pursuant to a share purchase agreement dated December 18, 2020. The Government of Mali holds a 20% stake in SEMOS.

The surface rights have been purchased and are sufficient for most of the proposed development; additional surface rights will be required for the solar power plant.

SEMOS’ economic framework is governed by the provisions of the 1991 Mining Code through to 2037. A corporate income tax rate of 30% on net profits and a variable government royalty of 6.0% of revenue, comprised of a 3% ad valorem tax and a 3% tax on the contribution for the services rendered, is applicable. Allied has committed to a 0.25% royalty for community development and environmental escrow for mine closure at $0.67/t ore after commissioning of a new process plant to treat harder primary ores (the “Sadiola Expansion Project”). Additional economic development parameters that apply to the Sadiola Expansion Project include a five year tax holiday, two year customs duties, exemptions on operating consumables and customs duties exemptions on capital items. The closure costs at December 31, 2023, excluding retrenchment, are estimated at $95.8 million.

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SEMOS’ current Exploitation Permit is valid until July 31, 2024. The full permit renewal application was submitted to the Government on July 20, 2022 in advance of the regulatory deadline.

Under Article 143 of the 2019 Mining Code Implementing Decree, the Ministry of Mines must review the permit renewal application and issue a recommendation to the Prime Minister within three months of the date of submission. This three- month period can be extended if the Ministry requests clarification, additional documentation or an amendment to the applicant’s convention terms, in which case the three-month period is suspended until the applicant has responded to such request.

Notwithstanding that the regulatory deadline for approval has passed, SEMOS received no requests for clarification, additional documentation or an amendment to the Sadiola Convention terms within the permitted objection period, and as such Allied reasonably believes it is entitled to renewal of the permit.

Based on informal feedback from the Government, Allied understands that the Mines Ministry has recommended SEMOS’ permit for renewal and the confirmation decree is pending.

Consistent with external legal opinion provided with respect to the mining titles of SEMOS, Allied is confident that the Exploitation Permit will be renewed in a timely manner to secure tenure at least a further ten years, with renewals of equal duration available until all mineral reserves have been mined out.

Pursuant to legacy agreements with the previous owners (AGEM Ltd (a subsidiary of IAMGOLD Corporation (“IMG”)) and AngloGold Ashanti Limited (“AGA”)):

•	$1.0 million is payable to IFC, upon approval of the Sadiola Expansion Project; and

•	$24.9 million is payable to the previous owners upon production from the new process plant at each milestone of 250 koz and 500 koz. The aggregate payment of $49.8 million is considered a corporate charge and has been excluded from the asset level financial model.

The following risks may affect SEMOS’ right or ability to perform work on the Sadiola Mine:

•	civil unrest in the country and local community which may lead to critical supply chain interruptions. The risk is considered mitigated with six weeks’ storage of supplies on site; and

•	risk of a terrorist attack in Bamako, the capital city of Mali and the location of the international airport. An additional charter flight has been implemented to reduce the time spent in Bamako by employees. Increased security presence and precautions have been implemented at Bamako and at site.

History

The Sadiola Mine poured its first gold on December 20, 1996 and since start-up, the mine has produced more than 8.6 Moz of gold. Mining was suspended in April 2018 and the process plant continued to treat low-grade stockpiles up until Q2 2021. Allied restarted mining in 2021 and the process plant currently treats 5.0 Mt/a of oxide and transitional ore. Previous annualized gold production from 1996 to 2022 is summarized in the figure below.

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Allied’s mine plan at Sadiola includes:

•	using the existing process plant to treat 5.0 Mt/a of oxide and transitional material with the replacement of the oxygen plant in 2023;

•	installing a new process plant and upgrading some infrastructure to treat up to 10 Mt/a of harder fresh and oxide ore; and

•	a 19-year life of mine plan based on the Mineral Reserves and incorporates some minor updates to the 2022 capital costs, closure costs and timing of the expansion.

Geological Setting, Mineralization and Deposit Types

The Sadiola gold deposits are hosted in the Kofi Formation in the northern portion of the Kédougou-Kéniéba Inlier on the eastern side of the Senegal Mali Shear Zone. The Kofi Formation comprises impure limestones, sandstones, black shales, pelites and greywackes as well as minor felsic to intermediate hypabyssal intrusions which have been intruded as numerous felsic to intermediate dykes and stocks. To the southwest of the main Sadiola deposit, the Kofi Formation is capped by intermediate to mafic diorites. Seven kilometres east of the Sadiola deposit, the carbonate sequence is overlain by sandstones of the Neoproterozoic Taoudeni Basin that form a prominent escarpment along the strike of the inlier.

The bulk of gold mineralization within the Sadiola Mine is associated with the Sadiola trend in the west and the Farabakouta East (known locally as FE) trend in the east. Gold mineralization associated with the Sadiola trend is along the north-striking Sadiola Fracture Zone (“SFZ”) in faulted contact between greywacke to the west and carbonate on the east over a 4 km strike, with mineralization mostly hosted by carbonates. The SFZ dips steeply towards the west, with localized moderately east-dipping flexures. The interaction of north-northeast to northeast trending splays on the north-trending shear results in a shallow south-plunge of the elevated mineralization at the shear junctions. The greywacke-carbonate contact also hosts intrusive lenses of diorite forming a significant “cap” to the mineralization. Subsequent movement along the SFZ has sheared and deformed the diorite, which has also become mineralized. Towards the northern end of the Sadiola Main pit, gold mineralization occurs as discrete lenses and/or shoots within the carbonate structures.

Gold mineralization within the FE trend occurs along a contact between weathered carbonates on the western flank and overlying graphitic metapelites. The contact is brecciated and folded over a 10 km strike. In the southeast, mineralization dips approximately 45° northwest and along the western and northern portions, the unit dips shallowly eastward.

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There are four mining areas at Sadiola:

•	The Sadiola trend, including Sadiola Main pit, FNA, FN3, FNBC and Sirimana East and West. The SFZ hosts the main Sadiola deposit and the Far North (FN) pits to the north over a 2,500 m drilled strike length that remains open to the north, south and at depth. At surface, the mineralization was up to 200 m wide within the oxide zone, and has been mined down to 200 - 220 m below surface. Mineralization width at this depth is reduced to <100 m but continues at least to 600 m and remains open at depth.

•	Tambali, about 2 km south-southwest of the Sadiola pit, occurs in greywacke that lies adjacent to a faulted, barren carbonate footwall. Tambali is 1.5 km long, from 100 m to up to 350 m wide and extends to 300 m depth. The mineralized lenses in the greywacke are sub-vertical in the centre of the Tambali trend, and shallowly west-dipping along the eastern flank. It is currently unknown how Tambali connects to the Sadiola mineralization. The Tambali pits were mined from 2013 to 2014 and again from 2021 to 2022. The host rocks comprise moderately sorted wacke-arenite with minor siltstone interbeds and quartz feldspar porphyries. Mineralization is also found in a deformation-related quartz vein set and is anomalously high in arsenic and antimony.

•	The FE3 trend in the east of the Sadiola Mine, where mineralization is structurally controlled by east-dipping structures (thrust planes). These planes are crosscut by north-northeast trending sub-vertical shears, oblique to the strike, which upgrade the mineralization locally. FE3 mineralization is 1,200 m long and 200 m wide in the pit floor, but it is irregularly developed at the current level of exposure (100 m below surface). The mineralization lies at the contact of pelite/greywacke overlying carbonate with a degree of karst collapse at the immediate contact.

•	Sekekoto is approximately 5 km south-southeast of the Sadiola Main pit along a northwest-trending contact between carbonate and greywacke/arkose units where gold mineralization occurs in laterite and supergene horizons and in the underlying saprolite over a 320 m strike. Mineralization dips steeply to the northeast in saprolite to 120 m below surface, where it contacts a post-mineralization diorite that is barren. The structurally controlled mineralization is hosted by de-carbonated silty carbonates and greywackes and is spatially associated with complex weathering and alteration patterns.

Exploration

The geology of Sadiola comprises a predominantly sedimentary sequence that has a well-developed laterite regolith of several metres in thickness developed across the Sadiola Mine, such that detailed field mapping and structural data collection have not been possible. Reliance has been placed on remote and ground geophysical data acquisition as well as extensive geochemical sample collection programs.

Geochemical tools used effectively in the past have comprised soil sampling, termite mound sampling and locally shallow auger traverses. Airborne magnetics and radiometric, electromagnetic spectrum and ground gravity were acquired over the entire Property area. Gradient and pole-dipole induced polarization (“IP”) (both as discrete small area grids) were conducted over known mineralized trends to characterise the mineralization already identified, but this has yet to be extended to new target areas.

Since 2021, Allied has focused its exploration activities close to the existing pits with the aim to improve the orebody characterization for the Sadiola Expansion Project as well as to increase the inventory of oxide and transitional Mineral Reserves, to provide additional feed to the mill Allied’s current near mine exploration targets are focused on identifying additional oxide and transition zone mineralization at Sekekoto, Sadiola Main Stage 6 extension, FE4, S12 and Tambali South.

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Drilling

Over 258,000 m of diamond core drilling (DD) and 3,058,000 m of reverse circulation drilling (RC) have been undertaken by various drilling companies, including grade control drilling and Reverse Circulation with Diamond Tail (RCD). A total of 1,335 (73 DD, 1250 RC and 12 RCD) drillholes for 101,514 m have been drilled by Allied since January 2021.

DD was by conventional wireline method with PQ (85 mm), HQ (63.5 mm) and NQ (47.6 mm) dual and triple-tube core barrels. RC used 115 mm dual-tube drill rods. Allied’s DD holes were drilled with a PQ collar, and once in competent rock, continued in HQ to the end of hole. The holes were inclined predominantly between -50° and -70° and the depths of the DD holes ranged from 24 m to 620 m. Occasionally short re-drills were needed to remedy core loss near surface.

Core recovered was placed in core trays, with the depth interval marked on core blocks at the end of each run as measured by the driller, and an orientation line drawn from the oriented core survey marks.

Geological logging incorporated lithology, structure, alteration mineral species, frequency of veining and its make-up with the orientation of all fabric facilitated by using oriented core. These data provide adequate information to be considered fit for the purpose of Mineral Resource estimation.

Sampling, Analysis and Data Verification

The RC chip samples were collected from the drill rig cyclone every metre for the entire length of each hole. The chip samples were split into representative portions using a 75:25 riffle splitter and placed into consecutively numbered sample bags for dispatch to the assay laboratory. Standards, blanks and duplicates were inserted into the sample number sequence at 1:20 (4 quality control quality assurance samples and 16 regular samples within 20 samples) in the required intervals. Sieved reference rock chip samples were collected in chip trays for logging; these were photographed, and the trays retained in the core shed facility.

After logging, the diamond core was photographed whole on a tray-by-tray basis with the metre marks, orientation line and cut line visible. Once photographed, the core was cut in half along the marked cut line (displaced from but parallel to the orientation line) using a diamond saw. Samples for analysis were collected consistently from the same half of the core and placed into consecutively numbered sample bags.

Analytical facilities previously used included the SEMOS onsite laboratory, as well as independent laboratories SGS Bamako, SGS Kayes and SGS Booysens. All were used by AGA up to 2021 and favoured 30 g fire assay charges. Since Allied’s involvement, the SEMOS onsite laboratory has been maintained for grade control whilst independent Bureau Veritas in Bamako has undertaken fire assay analysis on 50 g charges for exploration samples, with sample preparation completed by the SEMOS laboratory.

AGA engaged an external analytical auditor (Bekker Consultants, RSA) in July 2017 to review the laboratory operations of both SEMOS and SGS Bamako, AGA’s external umpire laboratory at that time. Allied has undertaken one physical audit of the Bureau Veritas Bamako facility and two of the SEMOS laboratory using Allied’s consulting staff chemist, who is not attached to either laboratory. Both reviewers expressed their satisfaction with practiced approach to sample preparation and the cleanliness with which the sample preparation facilities were maintained. The wet chemistry process used fume hoods to beneficial effect, with the air extraction system working well to ensure no negative impacts to staff members. Firing of the charges in crucibles was orderly and methodical, which ensured no confusion over the button order prior to cupellation. Both laboratories showed a proficiency with their fire assay protocols. No additional audits of the laboratories have been undertaken by a person or company independent of Allied.

Allied has maintained quality assurance/quality control (“QA/QC”) management of both the Bureau Veritas and SEMOS laboratories. Database managers review all assays as they arrive from the laboratories to judge their suitability for addition to the database, and each month, assays received in the prior 30 days are output through DataShed’s QA/QC Reporter software that summarizes the laboratories’ performance for distribution to the field offices and Allied’s Resource Manager in Perth. Data are quarantined until vetted for QA/QC.

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The original AngloGold Fusion database was migrated to a DataShed structured query language system for Allied’s Mineral Resource estimation.

The individual deposit databases were reviewed by the qualified person. A certain amount of overlap between the different databases was noted, which is a function of boundary changes over time to prospect area designations. The new drilling information generated between June 2021 and February 2022 was verified separately.

The topography has been used to limit the Mineral Resources. The oxidation surfaces were visually reviewed in Leapfrog, and there were no obvious issues. The surfaces are horizontal, planar and irregular, consistent with the oxidative nature of the formation of these surfaces.

An external data management company audited the AGA database with the identified errors rectified.

Mineral Processing and Metallurgical Testing

The 2015 to 2022 production data was used to forecast metallurgical performance in the existing CIP gold process plant. Metallurgical testwork on primary ore was conducted between 2002 and 2010 by the previous owners and an additional program was implemented during 2022.

The 2022 program was conducted at ALS Metallurgy in Perth (managed by DRA and MineScope) and consisted of eight master composites and 131 variability composites from 31 DD holes covering oxide (saprolite), transition (greywacke) and primary mineralization (calcite marble, shear, greywacke, diorite).

The metallurgical testwork included mineralogy, grind size selection, comminution tests and leach tests including whole-of-ore leaching tests (without gravity recovery option), ball mill grinding work index tests, flotation tests, thickening and rheology tests, tailings detoxification and evaluation of the metallurgical variation in different ore types. Testwork indicated that a conventional grinding and leaching process plant design was appropriate to treat the primary mineralization achieving metallurgical recoveries of approximately 75% in average.

The 2022 testwork also showed that the presence of some sulphide bearing minerals had a significant impact on the gold recovery for the fraction of gold not amenable to conventional leaching, with mineralogy studies confirming that about 25% of the total gold remains locked mainly in arsenopyrite and pyrite. A geometallurgical model is being developed to increase the understanding of the distribution of these minerals in the orebody and testwork is progressing aimed at increasing recovery for the portion of gold not recoverable by the conventional leaching circuits.

The throughput and gold recovery estimates detailed in the table below are as indicated from the testwork performed during 2009, 2010 and the 2022 work.

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Estimated throughput and gold recovery in new process plant

Ore type	Gold recovery (%)	Throughput (Mt/a)
Laterite	90.0	12.16
Saprolite	92.0	20.88
Siliceous oxide	85.0	12.16
Soft sulphide	82.0	12.16
Primary – porphyry	74.7	6.72
Primary – greywacke	74.7	6.72
Primary – diorite	82.3	6.76
Primary – Main calcite marble	74.6	8.76
Primary – FN calcite marble	63.1	8.76
Primary – shear	74.3	7.88
Blast oxide	85.0	12.16
Blast primary	75.5	12.16

Mineral Resource and Mineral Reserve Estimates

Mineral Resources

The December 2023 Mineral Resource estimate is based on six block models generated using Surpac 3D software and the DataShed database. Similar evaluation methodologies were used for each of the six areas for which Mineral Resource estimation was undertaken (Sadiola Main, Tambali, FE3, FE4 and Sekekoto) as follows:

•	Database compilation into a useable and verifiable format

•	Geological modelling and wireframing

•	Interpretation, definition and wireframing of mineralized domains

•	Geostatistical analysis and variography, by domain using Supervisor software

•	Block modelling, grade and bulk density estimation

•	Model validation

Geological modelling was carried out where sufficient reliable drillhole logging and pit mapping information were available.

All mineralized envelopes were modelled using a 0.20 g/t gold envelope for model with a minimum downhole sample interval length of 2 m and a maximum of 2 m internal dilution in all cases.

Statistical analysis and variography were completed on individual mineralized envelopes where there were sufficient data and then the estimation parameters were applied to individual mineralized envelopes with insufficient data within the same domain of similar orientation and geology.

Where data were insufficient within a domain or a group of mineralized envelopes with similar orientation and geology were grouped together to assist in the generation of variograms ensuring that each domain represents a single grade population of consistent orientation. Hard boundaries were used on all domains and sub-domains for the estimation process.

An analysis of the raw assay data for the main sample types throughout the deposits was undertaken to determine the correlation between the different drillhole types. All drillholes were used for the wireframe interpretation but only Reverse Circulation (RC) and Diamond (DD) holes were used for compositing, geostatistical analysis and resource estimation. Top cuts were applied where necessary to reduce the influence of extreme grades during grade estimation. Ordinary block Kriging was selected as the preferred grade interpolation method as it uses information directly related to the underlying variability of the data to guide the estimation process.

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Mineral Resource classifications were assigned using a combination of geological, grade and geostatistical criteria. The December 31, 2023 Mineral Resource estimate reported above a 0.5 g/t gold cut-off for the four gold deposits within the Sadiola Mine are contained within optimized Lerchs-Grossmann pit shells based on estimated operational costs and recovery assumptions at a gold price of $1,800/oz.

See “Summary of Mineral Reserve and Resource Estimates – Mineral Resources (Measured, Indicated, Inferred)”.

Mineral Reserves

The current Sadiola mine consists of two open pit operations (Sadiola Main and FE3) which continue to mine oxide and transitional ore to feed the existing oxide processing facility at a rate of 5.0 Mt/a. The Tambali Mineral Reserve was depleted in 2022.

Mineral Reserves were estimated for the Sadiola Main and FE3 open pits using typical open pit drill, blast, load and haul mining assumptions. Measured and Indicated Mineral Resources were converted to Proven and Probable Mineral Reserves with the application of appropriate modifying factors. Inferred Mineral Resources were set to waste.

Whittle 4X software was used to optimize pit shells at a $1,500/oz base gold price. A revenue factor of 0.88 was chosen for the Sadiola Main pit design, corresponding to a gold price of $1,320/oz. A 5% ore loss and 8% dilution were applied at Sadiola Main and an 11% ore loss and 25% dilution were applied at FE3 by applying a block model regularization process. Cut-off grades were applied to 11 differing rock types encountered during mining, including oxide, laterite, saprolite, transitional and primary. The cut-off grade was determined within Whittle 4X using the formula: cut-off grade = (dilution x processing costs) / (net price x recovery) and ranged from 0.31 g/t to 0.73 g/t gold.

To develop geotechnical parameters for the mine optimization and designs, Allied’s geotechnical engineer and an independent geotechnical engineer assessed earlier geotechnical reports, optimization reports, recent mining performance and the 2021 geotechnical drilling and testwork results from Sadiola Main. The overall slope angles applied in the optimization were 35° in oxide and transition and 43° to 49° in Sadiola Main fresh rock.

Groundwater inflows to each of the mining stages were estimated using a groundwater model which has been informed by historical performance as well as additional drilling and pumping tests completed in 2022. A combination of existing and new dewatering bores will be used for dewatering of aquifers in Sadiola Main as the pit is deepened.

The Mineral Reserve:

•	reflects that portion of the Mineral Resource which can be economically extracted by open pit methods;

•	considers the modifying factors and other parameters including but not limited to the mining, metallurgical, social, environmental, statutory and financial aspects of the project;

•	the Proven Mineral Reserve estimate is based on Measured Mineral Resources and the Probable Mineral Reserve is based on Indicated Mineral Resources;

•	includes 3% ore loss and 8% dilution by applying a block model regularization process;

•	a base gold price of $1,500/oz was used for the pit optimization, with the selected pit shells using values of $1,320 (revenue factor 0.88) for Sadiola Main and $1,500/oz (revenue factor 1.00) for FE3, FE4, Sekekoto and Tambali, depleted to December 31, 2023; and

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•	the cut-off grades used for Mineral Reserves reporting were informed by $1,500/oz gold price and vary from 0.31 to 0.73 g/t gold for different ore types due to differences in recoveries, costs for ore processing and ore haulage.

The qualified person has not identified issues that materially affect the Mineral Reserves in a detrimental sense. Factors that may materially impact the Mineral Reserve estimates in the longer term include:

•	Changes to pit optimization input assumptions such as:

o	An increase in mining dilution and changes to other modifying factors;

o	Increased operating cost assumptions;

o	Lower metallurgical recoveries; and

o	Lower than forecast long-term gold prices.

•	Changes to the regulatory environment under which the Mineral Reserves were developed.

See “Summary of Mineral Reserve and Resource Estimates – Mineral Reserves (Proven and Probable)”.

Mining Operations

Mining of the Sadiola Main and FE3 Mineral Reserves will be carried out by conventional open pit extraction methods until 2038, after which low-grade stockpiles will be treated until 2041. Mining will use 300 t class excavators and 91 t class haul equipment for mining of oxide ore and the continued mining of primary ore. Studies show that there is no material upside benefit realized by using larger equipment.

The existing mining contractor has three fleets of Caterpillar 6030 excavators and Caterpillar 777 trucks. Additional mining equipment fleet will be required over the LOM including five additional excavators and 32 trucks.

Material aspects of mine planning and mine design are:

•	Mining will occur in existing pits for all existing mining areas; no greenfields pits will be established.

•	Dewatering of pits and storage of some water will be required.

•	Ore extraction from the pits will initially be focused on oxide ores until Q4 2025 with primary ores targeted from 2026 onward.

•	A new TSF will be required from Q1 2026 onward. FE3 North pit needs to be mined out before that time.

•	Mining will be carried out by contractors over the entire LOM.

•	Geotechnical risks exist in the large Sadiola Main pit which have been mitigated by additional geotechnical testwork, staged mining, radar monitoring and two separate ramps.

The current or existing pits have been designed and laid out from a geotechnical and practical mining perspective. This reduces the need to recontour or rehabilitate mining areas prior to extraction, nor is excess additional pre-stripping required to access ore. Bench designs have been considered for waste and ore with the current design parameters including 20 m wide catch berms every 50 m in the oxide zone and 80 m in the primary zone. The existence of faults in the open pits is known and have been accounted for in the designs.

The LOM plan schedules a total material movement of 136.2 Mt of ore and 476.9 Mt of waste for a 613.1 Mt total material movement which is mined over a 16-year period. Mining has been designed and scheduled for total ex-pit tonnages moved and is expected to ramp up to 48 Mt/a in 2025 before decreasing in 2034. Most of the ore will come from the Sadiola Main pit, with ore production scheduled to ramp up from 6.1 Mt/a in 2023 to an average of about 9.3 Mt/a from 2026 to 2035 before the pits are depleted in 2038. The average strip ratio (waste tonnes: ore tonnes) is 3.5 over the LOM.

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Processing and Recovery Operations

The existing process plant is a conventional carbon in pulp (“CIP”) circuit and is designed to treat soft oxide and 25% transitional ore. The existing plant consists of primary crushing for oxide ore, secondary crushing for transitional ore, grinding to 80% passing (“P80”) 75 µm using two SAG mills and a ball mill, pre-oxidation, cyanidation and carbon adsorption for 24-hour leach residence time, followed by electrowinning and smelting to produce gold doré at an average of 92% recovery from oxide ore.

The planned new process plant is a conventional carbon in leach (“CIL”) circuit and is designed to treat 8 Mt/a of the harder primary ore and up to 10 Mt/a with 30% oxide in the feed. The plant consists of primary and secondary crushing, grinding to P80 75 µm using a SAG mill, pebble crusher and ball mill, pre-oxidation, cyanidation and carbon adsorption for 24-hour leach residence time, followed by electrowinning and smelting to produce gold doré. The average gold recovery from the fresh ore is forecast to be 74%.

The CIP tailings are treated with the addition of sodium metabisulphite, copper sulphate and oxygen to reduce the contained cyanide to <50 ppm weak acid dissociable. The treated tailings are pumped to the TSF.

The new process plant will have a nominal capacity of 8.0 Mt/a treating primary ore or 10.0 Mt/a treating up to 30% oxide ore with the balance being substantially primary ore. Ore processing is scheduled to continue at the current oxide plant feed capacity of 5 Mt/a before increasing to an average of 8.5 Mt/a from 2026 to 2039 following commissioning of the new plant in 2026.

Infrastructure, Permitting and Compliance Activities

Infrastructure

Existing infrastructure includes an accommodation village, laboratory, offices, warehouse, maintenance workshop, a 1.8 km airstrip, a 55 km water pipeline from the Senegal River and a diesel power station with 21 x 1 MW gensets.

Additional infrastructure required for the expansion includes an 89 km overland 225 kV power line to connect the site to the national grid, 36 MW of solar panels from an independent power provider and a backup diesel power station. The power supply system will provide power from approximately 75% renewable sources.

Permits

Permits are in place for the existing operation.

Environmental and social baseline studies undertaken for the Sadiola Expansion Project include:

•	Air quality monitoring to include particulate matter.

•	Noise monitoring.

•	Testing of pre-mining groundwater at numerous shallow wells in villages to the north and west of the Sadiola Main pit.

•	A vegetation survey over an area of 220 ha in the main mining areas as part of the 2021 and 2022 ESIA studies.

•	Environmental and social monitoring during 2020 including rainfall, dust deposition and water quality.

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SEMOS has programs to evaluate the efficiency of resource use and pollution prevention. Data recorded includes annual water and energy consumption, greenhouse gas emissions and volumes of waste generated. SEMOS also reports monthly on, among others, land acquisition activities, local employment data, incidents and engagement activities.

The Sadiola Expansion Project was approved in August 2022 and is valid for three years. The powerline Environmental and Social Impact Assessment was submitted in March 2023 and regulatory approvals are targeted in 2024. Additional permits required to be in place prior to construction and operation of the Sadiola Expansion Project include:

•	Construction Permit for the construction of any installations of industrial or commercial use.

•	Water Management Permit to divert any watercourses.

•	Bush Clearing Permit for any land clearance activities.

•	Radiation Permit for the transportation, storage and use of radiation sources (i.e. components in the process plant).

Land acquisition and compensation for affected assets (i.e. farms, crops, houses or other structures) must be completed ahead of project implementation. Following the land use surveys for the powerline corridor, land acquisition and compensation costs will be confirmed.

Environmental

Tailings Storage Facilities

The current Sadiola TSF has mostly received tailings material derived from the processing of oxide ores and will continue to receive tailings until 2025, after which in-pit storage at the FE pits (“TSF2”) is planned until 2041. The existing TSF is a cycloned valley infill facility which has been in operation since 1996. The starter wall was constructed of compacted laterite and raised in an upstream direction using cyclone underflow tailings for wall building. In April 2022, Knight Piésold carried out a formal audit of the TSF with no material findings. In July 2022, Knight Piésold was appointed Engineer of Record for the TSF.

TSF2 is required from Q1 2026. A TSF site selection study undertaken by Knight Piésold considered four options. The most favourable option was the use of a combination of in-pit and above ground tailings disposal at FE3 and FE4. The in-pit tailings deposition (with tailings detoxification) was re-approved by the regulator in 2022.

TSF2 is designed to have a total disposal capacity of 140 Mt, as compared to 134 Mt in the processing schedule from 2026. Approximately 123 Mt of tailings will be accommodated by in-pit storage with the balance (17 Mt) stored in an above-ground facility encompassing FE3 North, FE3 South and FE4 pits. A perimeter embankment will be constructed using downstream raises to a final elevation of approximately 13 m above the pit crest, depending on the settled density achieved for the tailings. Additional capacity is available for mine life extensions. The liner for the above-ground facility will include a low permeability compacted in-situ soil liner. Seismic loading and factors of safety are in line with ANCOLD guideline.

Mining of FE3 North will be complete in 2025 and can accept tailings material until 2028, allowing sufficient time for the possible mining of FE3 South and FE4. Both FE4 and FE3 South can receive in-pit tailings from 2029 to 2035. Trade-off studies are progressing to potentially build a new above ground TSF.

In 2022, Knight Piésold undertook a suite of testwork on primary tailings. The results indicated:

•	The tailings were classified as acid consuming.

•	Several elements were enriched, with arsenic and antimony being highly enriched. The tailings facility was designed to minimise the loss of tailings solids through dust.

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Waste Rock Dumps

Waste rock will be disposed in waste rock dumps (“WRDs”) located adjacent to the open pits. The area to the east of the Sadiola open pit was selected as a dump location to minimise haulage distances and to keep the haulage cost low (i.e. being close to the pit exit) while reducing the likelihood of sterilising future mineralization.

Geochemical testwork has demonstrated a low risk of acid generation from the WRDs. Any minor proportions of potentially acid forming material would be placed centrally within the waste dumps. Arsenic exceeded release guideline concentrations in 38% of samples and this was distributed across all lithologies, pits and rock types. Additional kinetic testwork is being carried out to confirm the results. Fresh and transitional waste will likely be encapsulated with an outer facing of oxide waste and trials of wetlands and laterite filters for closure may be required to control the release of these metals. It is envisaged that a cover system of benign waste and a growth medium will be required to rehabilitate the waste rock landform at closure.

Permits to discharge water from mining pits are in place subject to the assessment of water quality. Some water may require storage onsite and re-use due to elevated concentrations of arsenic, fluoride and molybdenum.

Social

Current mine activities occur within the Sadiola Rural Commune. The commune comprises 46 villages. Eight of these are situated within 4 km of the Sadiola Mine and are considered directly or indirectly affected by ongoing mining activities. Sadiola is the largest village and is the regional administration centre of the Commune.

Several key environmental and social plans are implemented on site, including environmental and social management and monitoring, local development (developed in collaboration with the local development committees), mine closure and stakeholder engagement.

Closure Provisions

Allied engaged Kewan Bond (Pty) Ltd as an independent consultant to review and update the mine closure estimate. The closure cost at the end of 2023, excluding retrenchment, was estimated at $95.8 million. Allied has committed to provide bank guarantee at a rate of $0.67/t mill feed processed by the Sadiola Expansion Project, which is to cover closure costs at the end of the mine life.

Capital and Operating Cost Estimates

LOM capital costs for Sadiola are estimated at $672.4million (from January 1, 2024) to a current planned completion of ore processing in 2042, with closure costs continuing to 2045. The estimate has an accuracy range of ±15%. The LOM capital costs include a 5% contingency.

Sadiola LOM capital cost estimate ($M)

Item	Total
Phased expansion	431.1
Mining mobilization-demobilization	16.3
Sustaining capital	119.0
Closure and rehabilitation costs	106.0
Total	672.4

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Operating costs for Sadiola comprise mining, processing, and general and administration (“G&A”) and are estimated at $5,062 million over the LOM as summarized in the table below. The operating cost estimate is considered to have an accuracy of ±15% with the following breakdown:

•	Operating costs and royalties total $36.50/t ore.

•	Mining costs total $3.32/t rock mined (ore plus waste).

•	Processing costs and administration costs total $18.89/t ore processed.

•	Selling costs total $25 million and government and community royalties total $624 million.

•	All-in sustaining cost[2], excluding the process plant expansion and mine closure costs, over the LOM is approximately $1,023/oz.

Sadiola LOM operating cost summary ($M)

Area	Total
Mining	2,094
Processing	2,258
Site administration	685
Selling cost	25.5
Royalty	624.2
Total	5,687
Total unit cost ($/t ore)	36.50
Unit mining cost ($/t rock)	3.32
Unit processing and G&A ($/t ore)	18.89

The net cash flow of the Sadiola Expansion Project (100% basis, post-tax) has been estimated at $2,788 million. The annual cash flow forecast is shown in the figure below. The NPV (100% basis, post-tax) has been estimated at $1,641 million. The discount rate applied was 5% (real) with a long-term gold price assumption of $1,731/oz. The Company, consistent with industry practice, uses a consistent 5% discount rate across all projects for the purposes of assessing and valuing such projects. At 80% ownership, Allied’s share of the NPV5% is $1,313 million.

The sensitivity analysis reveals that the most significant and material drivers affecting the Sadiola Mine's value are largely outside Allied's control, being predominantly influenced by market conditions and geology. Key among these are gold grade and gold price, with a variation of ±$200/oz in gold price or a change of ±0.2 g/t in gold grade leading to a substantial impact on the net present value (NPV5%), resulting in a fluctuation of approximately $500-650 million. Conversely, the other critical value drivers—operating and capital costs—are aspects over which Allied has more control, alongside the assumptions made about the discount rate. The sensitivity of the project value to higher discount rates is shown in the table below.

Discount rate	Project NPV ($M)
5.0%	1,641
7.5%	1,280
10.0%	1,016
12.5%	820

1 This is a non-GAAP performance measure. See “Non-GAAP Financial Performance Measures”.

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Exploration, Development and Production

Allied’s current near mine exploration targets are focused on identifying additional oxide and transition zone mineralization at Sekekoto, Sadiola Main Stage 6 extension, FE4, S12 and Tambali South.

In 2023, DRA-Senet carried out a feasibility study to investigate various options to enable primary ore to be treated in the existing circuit and defer the full Sadiola Expansion Project in order to accommodate Allied’s capital allocation strategy, de-risk the full expansion and develop additional optimization opportunities, including cost reductions and improvements in recoveries. The feasibility study recommended tertiary crushing of primary ore and installation of a pre-purchased 7 MW ball mill together with the existing circuit. Mill modelling showed that 3 Mt/a of primary ore and 2.75 Mt/a of oxide ore could be treated through the upgraded circuit (Stage 1 expansion).

The Stage 1 expansion scope of work is summarized as:

•	The addition of tertiary crushing to the existing secondary crushing circuit.

•	The addition of a variable speed belt feed hopper to feed the refurbished, pre-purchased 7 MW ball mill.

•	Grinding of primary ore to P80 75 µm using the 7 MW ball mill and one of the existing 2.5 MW primary mills. The cyclone overflow at 40% solids would be pre-oxidized and leached in one train of the existing CIP circuit.

•	Crushing and grinding of oxide ore to P80 75 µm using the existing 2.5 MW primary mill and 2.5 MW regrind mill. The cyclone overflow at 32% solids would be pre-oxidized and leached in one train of the existing CIP circuit.

•	Launders would be upgraded to sustain the additional flowrates.

•	Tailings combined for cyanide detoxification and then pumped to the TSF. A water treatment plant may be required to maintain the arsenic and antimony within acceptable limits.

•	Carbon recovered from each CIP circuit would be treated in the existing elution circuits for subsequent electrowinning and smelting to produce gold doré.

•	The additional 10 MW of power would be provided by a third party through a power purchase agreement.

Capital costs for the Stage 1 Expansion were estimated by DRA at $61.6 million. Operating costs were based on the existing plant performance with $5/t included for tertiary crushing and contract power at a blended tariff of $0.28/kWh based on a long-term diesel price of $0.90/L. Discussions are progressing with power supply contractors to implement synergies with the existing 21 MW power station and use a hybrid diesel solar power system to reduce operating costs.

The preliminary implementation schedule shows 12 months to construct the Stage 1 expansion, with the ball mill refurbishment and installation being the critical path. The Stage 1 expansion option would be commissioned in Q1 2026. Feed grades from Mineral Reserves are expected to average 1.47 g/t gold between 2025 to 2028, with recoveries expected to average 75% over the same period, resulting in production levels of approximately 200 koz/a.

The Sadiola Expansion Project is targeted to be commissioned in Q1 2029 and produce approximately 400 koz/a from 2030 to 2033, reducing to about 330 koz/a for the remainder of the LOM from Mineral Reserves before treatment of low grade stockpiles from 2041 to 2043.

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The phased investment approach allows Allied to execute its growth plan with lower execution risks and a disciplined capital allocation approach, while providing the opportunity to advance the studies aimed to increased metallurgical recoveries and reduce costs.

The 2022 feasibility study compared conventional cyanide leaching with cyanide leaching of a finely ground concentrate, which showed similar recoveries and justified the selection of the conventional CIL flowsheet.

Allied has continued studying potential optimization paths for the Sadiola Expansion Project, including the opportunity to improve metallurgical recoveries as complementary solutions to the selected CIL flowsheet. One option that has produced the best results is to produce a pyrite-arsenic rich flotation concentrate ahead of the CIL circuit and treat the concentrate separately to recover gold from the semi-refractory components of the orebody.

DRA and MineScope carried out a scoping study to compare the following four flowsheet options:

•	Option 1: Flotation and cyanidation of flotation products

•	Option 2: Ultra-fine grinding and cyanidation

•	Option 3: Albion® processing and cyanidation

•	Option 4: Pressure oxidation and cyanidation

Testwork since the 2022 feasibility study shows that the recovery can be increased by 3% using ultra-fine grind technology, 15% using ferric leaching to mimic Albion® atmospheric leach technology or 19% using pressure oxidation. The study shows that significant upside could be realized from the atmospheric leaching Albion® process, given its higher overall recovery compared with ultra-fine grinding and its lower complexity, risk and costs compared to pressure oxidation. Additional testwork in 2023 has confirmed the recovery upside with a Pre-Feasibility Study in progress to confirm the results of the scoping study, with the objective of implementing in conjunction with the Sadiola Expansion Project.

Despite having over 7 Moz in Proven and Probable Mineral Reserves in open pits and several exploration targets near surface, there is strong underground potential at Sadiola. Orelogy carried out a conceptual study for an underground development, which demonstrated the potential for an underground mine using longhole open stoping.

Allied has purchased its own drill rigs capable of drilling to 1,500 m depth. Drilling to test underground potential is targeted to commence in 2024.

Kurmuk Project

Unless otherwise stated, the information, tables and figures that follow relating to Kurmuk are derived, in part, and in some instances are extracts, from the technical report entitled “NI 43-101 Technical Report for the Kurmuk Gold Project, Ethiopia, Africa” dated effective June 9, 2023 (the “Kurmuk Report”), prepared by Allan Earl, Michael Andrew, Gordon Cunningham and Peter Theron of Snowden Optiro and Steve Craig of Orelogy Consulting Pty Ltd, each of whom is a “qualified person” for the purpose of NI 43-101. See “Interests of Experts”.

Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Kurmuk Report, which has been filed with applicable Canadian securities regulatory authorities pursuant to NI 43-101 and is available for review under the Company’s SEDAR+ profile at www.sedarplus.ca.

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Property Description, Location and Access

The Kurmuk Project is located in western Ethiopia, approximately 750 km west-northwest of the capital city of Addis Ababa and 65 km north-northwest of the town of Asosa. The Kurmuk Project is accessed via a sealed road that connects the border town of Kurmuk to Asosa, with highways linking to Addis Ababa and Djibouti port. Asosa is serviced by daily domestic flights from Addis Ababa. The border with Sudan is approximately 5 km due west of the proposed mine site.

The region has a sub-tropical climate, with a wet season extending from May to October. Average annual rainfall is 950 mm. The temperature ranges from 25°C to 42°C, with the highest temperatures recorded in March and April.

The Kurmuk Project area is within the East Sudanian Savanna ecoregion, a topographically rugged area with steep northeast trending ranges up to 1,500 m elevation and ephemeral streams in the valleys. The local population within the mine site area of influence is estimated at 9,500.

Mining in Ethiopia is regulated by the Ministry of Mines and Petroleum (“MoMP”) under the Mining Operations Proclamation with six types of licences issued: reconnaissance, exploration, retention, artisanal, small-scale mining and large-scale mining licences. Kurmuk has a Large-Scale Mining Licence which was granted on September 30, 2021 for 20 years over a 100.4 km2 area covering the Dish Mountain and Ashashire deposits and proposed infrastructure. Allied also holds the Mestefinfin, Abetselo and Dul-Ashashire Exploration Licences that surround the Mining Licence, which are collectively 1,460.7 km2 in area.

Allied and the Ethiopian Government entered into the Kurmuk Development Agreement on September 30, 2021 for an initial 20-year term, renewable for periods of ten years. The Development Agreement sets the parameters for the economic framework of the planned development including regimes for customs, tax, royalty, federal and state government participation, and environmental and community development. Key details of these parameters include:

•	Corporate income tax: 25%

•	Royalty: 5% for precious metals

•	Government participation: The Government shall acquire 7% equity participation with public road upgrades and installation of the 132 kV powerline from Asosa.

•	Environmental Rehabilitation Fund: Funds are paid annually based on mine closure costs divided by the mine life.

•	Community Development Fund: Distributes funds to the impacted communities based on 2% of annual net profit or operating costs, whichever is higher. During the construction phase, the required $0.17 million has been paid.

The Development Agreement requirements to retain tenure include:

•	Progress construction by September 2023 which can be extended by two years. A further extension can be provided by the Ethiopian government in case of adverse market conditions. It is noted that construction progressed in Q4 2023.

•	Prioritize Ethiopian procurement.

•	Give preference to Ethiopian employment.

It is noted that early construction works are progressing.

The Environmental Impact Assessments (“EIA”) have been approved for the proposed mining project and grid power connection. Secondary permits are required including construction and clearing permits, water use and explosives licences.

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Allied is in the process of securing the surface rights through a compensation process with costs included in the capital cost estimate.

The potential for local and regional unrest may affect access to perform work on the Kurmuk Project and lead to critical supply chain interruptions. The risk is mitigated with six weeks’ storage of supplies on site. The Company will continue engaging and working with local communities following the commitments of the EIA and best industry practices.

The majority of personnel will be sourced from the local communities with senior Ethiopian staff and expatriate staff typically travelling from Addis Ababa. Expatriate personnel will be used to train, mentor and transfer skills.

History

Gold mining activity in the general region is reported to date back to the ancient Egyptian empire.

The Dish Mountain exploration licence was acquired by Ariab Gold Mining and Investment Plc in May 2007 from the MoMP. The licence was transferred from Ariab Gold Mining Plc to ASCOM Mining Ethiopia Plc (“AME”) on November 20, 2008.

Trenching conducted in 2010 and subsequent RC drilling in 2011 confirmed the gold mineralized zones at Dish Mountain. After conducting a project review in late 2013, AME decided to advance the development of Dish Mountain to pre-feasibility study (“PFS”) status. This involved additional diamond and RC drilling.

In May 2017, Allied took control of AME and in September 2018 acquired the Ashashire exploration licence from the MoMP. The Ashashire licence, located 11 km south of Dish Mountain, was previously owned by Aurigin Resources Inc. (“Aurigin”), in joint venture with Gold Fields (2011–2014). Key exploration work completed to 2015 comprised extensive geochemical sampling of stream, soil and rock outcrops; mapping and trenching; airborne magnetics and radiometrics and approximately 5,000 m of diamond and RC drilling. Aurigin relinquished the licence in 2015.

Allied carried out a scoping study in April 2019 and a PFS in December 2019, which concluded that additional economic mineralization was required to justify project development at Dish Mountain.

Following the completion of the 2019 PFS, investigations at Ashashire progressed to the point where sufficient Mineral Resources had been identified to make it a viable addition to Dish Mountain. A further PFS was completed in 2021 to update the financials for the combined project. A feasibility study was completed in 2022 (“2022 FS”). In 2023, a Front End Engineering and Design (“2023 FEED”) package was completed.

There has been no recent gold production within the Kurmuk Project. Allied is currently establishing commercial production.

Geological Setting, Mineralization and Deposit Types

The Kurmuk Project lies within the Neoproterozoic volcano-sedimentary Tulu Dimtu shear belt at the northern end of the East African Orogen. The north-trending belt in western Ethiopia is characterized by metasedimentary rocks interlayered with mafic to ultramafic volcanic and intrusive rocks, all metamorphosed to upper greenschist/amphibolite facies which resulted from amalgamation of the Gondwana cratons.

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The Dish Mountain deposit is associated with four main rock groups: foliated mafic igneous rocks; intercalated foliated metasediments; deformed ultramafic rocks and post tectonic intrusives. The metasediments have relatively uncommon chemical sediments which act as useful marker horizons. The Dish Mountain deposit is interpreted as peripheral to a mafic dominant, bimodal, eruptive centre. Gold mineralization is related to late-stage, discordant extensional quartz > dolomite >> pyrite (+chlorite-tourmaline-gold) veins and adjacent dolomite-muscovite-pyrite alteration selvages with vein sets ranging 1 to 10 m in thickness. Three lode orientations are recognized: west-dipping, sub-vertical chert and flat-lying. Recent detailed mapping suggests that these veins are associated with a top-to-NE thrust stack and evaluation of this is ongoing.

The Ashashire deposit, 11 km south of Dish Mountain, is in the same shear belt with a steep, southeast-dipping, mafic-dominated volcaniclastic footwall sequence, jasperoidal and chert horizons, numerous thin granite and tonalite intrusive rocks, and siliciclastic, sediment-dominated fine-grained psammites, pelites and psammo-pelites separated by mafic units, and a mafic-dominated hanging wall sequence comprising chloritic siltstone and basalt. Gold mineralization at Ashashire is related to the same events as Dish Mountain with two key controls being: competency contrast boundaries, with the mineralization hosted in zones typically associated with granitoid lenses and the margins of mafic bodies, and mineralized quartz veins developed sub-perpendicular to the steeply dipping lithological domains.

Mineralization at Ashashire is connected throughout the deposit, from Perch in the north, through centrally placed Gin Dish to the southern Scorpion, and extends to 300 m depth, the current limit of drilling. True thickness of the stacked ore lenses begins at Perch at 50 m, attains 100 m at Gin Dish and then reduces to 30 m at Scorpion; it is noted that barren country rock lies between the ore lenses in the stack.

Exploration

Several exploration opportunities have been identified around each deposit and include:

•	In-pit Inferred Mineral Resources: Due to the steep nature and difficult access of Dish Mountain, there remains about 140 koz of Inferred Resources within the designed pits which are informed by Measured and Indicated Resources only. Infill drilling is being undertaken to upgrade these Inferred Resources.

•	Dish Mountain satellite deposits: These include John Dory and Seahorse, located approximately 2 km north of the proposed process plant where a 1.5 km extent of gold-in-soil anomalies have been mapped, trenched and drilled. Additional drilling and resource modelling is ongoing at the time of reporting. These deposits are in close proximity to the TSF. If the mineralization is shown to be economic, the waste could be used for downstream buttressing to reduce TSF sustaining costs.

•	Tsenge: Located approximately 5 km southeast of the proposed process plant. A soil sampling program was completed in the 2021-2022 dry season, which has delineated six distinct gold-in-soil anomalies along strike from Ashashire. Drilling progressed in 2023, which indicated economic drill intersections in low priority targets that were immediately accessible by road. Drilling and trenching is now ongoing at high priority targets to increase understanding of the Tsenge deposit.

•	Dul Mountain: Situated 5 km south of Ashashire, Dul Mountain is a known historical prospect with defined gold-in-soil anomalism. Trenching has defined potentially economic widths and grades of mineralization.

Drilling

A total of 520 diamond drillholes of HQ and NQ diameter and 271 reverse circulation (RC) drillholes, and a further 11 RC holes with core extensions, have been drilled at Dish Mt since 2010, for a total 137,488 m. Drilling following the 2022 FS has focussed on the satellite deposits to increase the Mineral Resource inventory and infill drilling to upgrade the Inferred Mineral Resources.

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A total of 253 diamond drillholes of HQ and NQ diameter, 20 reverse circulation (RC) drillholes and 17 RC holes with core extensions were completed by Allied and the previous owners Aurigin Resources (Aurigin) on the Ashashire deposit between 2010 and January 2023, with later drilling optimized to better inform the geological model. Drilling following the 2022 FS has focussed mainly on down dip extensions of mineralization. Drilling comprises a total of 54,522 m.

Sampling, Analysis and Data Verification

RC drillholes were sampled from 0.6 to 1.2m intervals. RC chip samples from the drill rig cyclone were split every metre using a 75:25 riffle splitter. Core recovery for fresh material and oxide material averaged 97–98%.

Drillhole collar surveys were by GPS to the local WGS84 datum with magnetic north and UTM corrections made using local topographic maps. Collar positions were subsequently verified by independent surveyors. A satellite topographic survey was conducted over the proposed pits, process plant, tailings dam and water supply dams. Downhole surveys measuring azimuth, inclination, magnetic field strength and dip were taken at 30 m intervals. Drill core was geologically and structurally logged using data entry software and photographed at the core yard. Half core samples were collected with remaining core stored in trays in the core shed along with RC chip trays. Sample pulps and rejects are stored in drums within sea containers on site. Samples were sent to various certified laboratories over time using sealed containers, only opened during supervised customs inspection.

Earlier drill samples (2011-2012) were analyzed by atomic absorption spectroscopy (“AAS”) to 0.01 ppm Au detection from pulverized fire assay subsamples at ALS laboratory in Johannesburg. Later analysis (2015-2016) was conducted at ALS in Sweden using cyanide bottle roll leach that incorporated the Leachwell additive from samples prepared at the ALS sample preparation facility in Addis Ababa. Samples from the 2011–2015 drilling campaigns were not submitted to third party umpire laboratories.

Resource estimation by SRK in 2013 concluded the QA/QC measures were appropriate; however, later check programs by Allied using ALS Perth with Intertek Perth as an umpire laboratory were carried out to re-assay and generate a coherent fire assay database. The Intertek umpire analyses confirmed the re-assay values. Allied’s 2018 and later drilling programs used ALS Perth for analysis by fire assay/AAS detection and the standard QA/QC procedure was to insert check samples at a 1:20 ratio (CRM, blanks and duplicates).

Since 2018, sample preparation has been undertaken by Allied at the Dish Mountain exploration camp. The laboratories used for sample analysis are independent of Allied.

Laboratory data has been stored in a database rebuilt by Allied to incorporate the original ALS assay results and QA/QC checks for each batch. Collar, downhole survey, structural orientation and core recovery data has been migrated to a new DataShed database. The database has been independently validated by Geobase Australia. The database is backed up daily with an offsite copy stored with a third party IT provider.

Mineral Processing and Metallurgical Testing

Since 2018, Allied has carried out comprehensive metallurgical testwork programs on 44 Dish Mountain and 22 Ashashire variability samples taken from 64 drillholes. 54 variability samples were generated and from these, 12 lithology composites (Dish and Ashashire primary and oxide for each of mafic, pelite, and chert or granite) and master composites of oxide and primary ore were produced. Approximately 20% of the tests were undertaken on oxide and transitional ore and the remaining 80% on fresh ore, similar to the distribution in the processing schedule.

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Tests included ore breakage and abrasion characteristics, Bond Ball Mill Work Index, grind sensitivity and optimization, gravity recovery potential, leach time sensitivity, preg-robbing evaluation, carbon adsorption kinetics and cyanide detoxification.

Test results across both deposits concluded the ore was of medium hardness, low to moderate abrasion, and with an optimized P80 grind of 75 µm, better than 50% gravity recovery, expected leach extraction of 90% to 94%, no-preg robbing characteristics and cyanide consumption up to 0.30 kg/t and lime consumption up to 3.9 kg/t. Mineralogy shows that the Ashashire fresh ore types have tellurides, which require high lime additions to realise 90% extraction.

The resultant gravity circuit design was based on 35% recovery. Tailings settlement and rheology studies indicated moderate settling rates with up to 56-66% densities being obtained and 60% pumping being practical. The testwork was used in the 2022 FS to estimate throughput, recovery and process plant design for the 6.0 Mt/a conventional CIL plant with a 92.1% recovery estimate over the life of mine.

Mineral Resource and Mineral Reserve Estimates

Dish Mountain

Handheld GPS outcrop-scale mapping was used to guide the 3D model. Downhole assay, structural and geological data was assessed in the interpretation. Domains were constructed for the mineralized quartz vein zones in the deposit. The chert lodes were divided into domains based on their different orientations. The domains were intersected by a mostly thin generally north-trending, sub-vertical vein set. Mineralization at Black Dog appears to have a synformal configuration, which is a revision of the 2021 PFS interpretation. In light of recent mapping, this is being re-assessed with further drilling.

All drillhole data was flagged with the mineralization wireframes. Where overlapped, a hierarchy reflecting the interpreted order of emplacement was applied. Chert lodes were removed, followed by the flat lodes, and the west dipping Point and Dish North lodes. All other lodes were removed from the Vertical lodes where intersections occurred. The flagged samples were then composited downhole at a 1 m interval with half (0.5 m) or more of the sample required to create the composite. Statistical data from the domain populations were analyzed in Supervisor software. Histogram and probability plots were produced for 11 identified spatial domains to assess the occurrence of grade outliers.

Variography was undertaken on the domains to appropriately reflect the spatial correlation of the domained data. Kriging neighbourhood analysis (“KNA”) was carried out for each domain and the estimation orientation validated before the mineral resource estimation was undertaken. Based on this, a block size of 20 m x 20 m x 4 m (x, y, z) was selected. The model was rotated to an azimuth of 065 to align with the orientation of the deposit lithology.

Gold was interpolated into the Mineral resource estimate using ordinary kriging (“OK”), based on the variography. Hard boundaries were used between mineralization domains. Vertically oriented domains were the first to be estimated, and where they shared a common volume with other domains, the vertical domains were overwritten.

Density was estimated by inverse distance weighting (“IDW”) by domain. Blocks not informed by drill data used an average value based on specific gravity (density) determinations. A total of 25,816 density determinations were completed using the weight in air/weight in water method.

Visual validation of composite grades versus block grades was undertaken. In addition, swath plots comparing the informing data against the block model on a sectional and plan basis were undertaken. Both the visual and swath plot validation confirmed that the block model grades match those of the informing data grade trends.

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Ashashire

Three main areas define the Ashashire deposit: Gin Dish, Perch and Scorpion. The mineralization model at Ashashire is one of nested steeply dipping lenses of mineralized quartz veins in extensional structural zones. Wireframes were constructed for the mineralized granite contacts at Perch and for the vein zones at Gin Dish and Scorpion. Orientation surfaces were constructed to separate the differing orientations at the point of flex of the wireframe sets. These surfaces were used to cut the mineralization wireframes and create three separate domains. Domain 1 is shallowly east-dipping, Domain 2 is steeply east-dipping and Domain 3 is steeply west-dipping.

All the drillholes in the database were flagged where they intersected the mineralized wireframes. A composite length of 1 m was selected as appropriate as this was the dominant sample length. All samples were composited downhole using 1 m lengths with a requirement that half (0.5 m) or more of the sample be present to create the composite with lesser intervals discarded. Top cut analysis was completed for each of the three orientation domains using a combination of approaches.

Variography for the three orientation domains was completed using normal-score transformed data with the variogram models back-transformed prior to use. Variograms were exported into Surpac format for estimation. De-clustering of data and KNA was carried out on gold for each domain. A block size of 16 m x 16 m x 4 m (x, y, z) with a minimum sub-cell size of 2 m x 2 m x 1 m (x, y, z) was selected for the Ashashire Mineral Resource estimate. The block model was rotated to 020° to align the blocks with the main geological trend.

The model was estimated using OK with top cut composites utilising a two-pass search strategy in Surpac. Grade estimation was undertaken on a parent cell size basis resulting in the same grade on parent and sub-cells. Hard boundaries were used between each mineralized wireframes as well as between orientation domains.

A total of 5,488 bulk density measurements were collected nominally every 5 m, primarily using the weight in air/weight in water immersion technique. Bulk density was estimated using an IDW to the power of two estimation method into rock type and oxidation domains. Where there was insufficient data to estimate density, an average density for the lithology and oxidation state was assigned.

The estimates were validated using visual inspection of the model against the input composites in cross section. Validation trend plots for each mineralized domain show good correlation. Trend plots show that the block model mean is smoother than the composite grade but follows the trend of the composites.

Mineral Resource classifications were assigned using a combination of geological, grade and geostatistical criteria. The December 31, 2023 Mineral Resource estimate reported above a 0.5 g/t gold cut-off for the two gold deposits within the Kurmuk Project are contained within optimized Lerchs-Grossmann pit shells based on estimated operational costs and recovery assumptions at a gold price of $1,800/oz.

See “Summary of Mineral Reserve and Resource Estimates – Mineral Resources (Measured, Indicated, Inferred)”.

The Mineral Reserve:

•	the Mineral Reserve: reflects that portion of the Mineral Resource which can be economically extracted by open pit methods;

•	considers the modifying factors and other parameters including but not limited to the mining, metallurgical, social, environmental, statutory and financial aspects of the project;

•	the Proven Mineral Reserve estimate is based on Measured Mineral Resources and the Probable Mineral Reserve is based on Indicated Mineral Resources;

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•	includes an allowance for mining dilution at 18% and 2% ore loss;

•	a base gold price of $1,500/oz was used for the pit optimisation, with the selected pit shells using values of $1,440 (revenue factor 0.96) and $1,320/oz (revenue factor 0.88) for Dish Mountain and Ashashire respectively;

•	the cut-off grades used for Mineral Reserves reporting were informed by a $1,500/oz gold price and vary from 0.30 to 0.45 g/t gold for different ore types due to differences in recoveries, costs for ore processing and ore haulage.

See “Summary of Mineral Reserve and Resource Estimates”.

Mining Operations

The mine plan has been developed to feed a central 6.0 Mt/a process plant from the two open pit mining operations at Dish Mountain and Ashashire.

Pit optimization software was used to identify the optimal ultimate pit limits for Dish Mountain and Ashashire and used Measured and Indicated Mineral Resources only. Both the optimization and cash positive NPV test used a gold price of $1,500/oz, a discount factor of 5% and allowed for mining, processing, general and administrative costs, social costs, taxes, royalties and refining charges and process recoveries ranging from 89.3% to 96.3% depending on rock type and oxidation state.

The Dish Mountain open pit is to be developed in three stages, whilst the Ashashire open pit will be mined in two stages. Both final pits will be about 350 m deep. Appropriate design criteria have been applied for both pit designs.

Proposed owner operated mine equipment includes 200 t excavators (Komatsu PC2000) and 90 t rigid trucks (Komatsu HD785-7) supported by an appropriate ancillary equipment fleet. Pit ramps and haul roads have been designed to suit the proposed equipment and the pit itself is designed for 9.0 m benches with 3.0 m flitches for Dish Mountain and 10 m benches with 3.3 m flitches for Ashashire. The mine is planned to operate continuously for 348 d/a. The equipment selection and bench/flitch heights were selected to maintain dilution at acceptable levels and minimise ore loss. Dilution and ore loss is estimated to be 23% and 3% at Dish Mountain and 12% and 2% at Ashashire, respectively.

Drill and blast will be required for all material using bulk explosives in a semi-wet environment with quantities varied based upon rock hardness.

Grade control for the open pits will be undertaken with dedicated RC drill rigs with samples processed by an onsite laboratory.

Geotechnical investigations have been underway at Dish Mountain since 2015 and Ashashire since 2020. Design face heights for Dish Mountain are 9.0 m for oxides up to 18.0 m and 51o to 58o for fresh rock. Design face heights for Ashashire are 10 m for oxides and fresh and 52 o to 54 o for fresh rock. The qualified person of the Kurmuk Report considers the geotechnical work for Dish Mountain to be fair and reasonable whereas further geotechnical work for tactical planning is required at Ashashire, however it is suitable for the LOM plan and reserve declaration.

Hydrogeological reviews for both Dish and Ashashire have indicated a limited groundwater inflows of <7 L/s and it is unlikely to affect mining that is primarily on a ridge and isolated from groundwater. In-pit water will be managed by in-pit dewatering sumps and boreholes and will have a negligible impact on pit wall stability. Ongoing hydrogeological investigations will continue as mining commences and will adapt as necessary.

The LOM production schedules estimates a total of approximately 361 Mt total material movement from 2025 to 2036, of which 60 Mt is Ore. The schedules are limited by excavator capacity while maintaining a vertical advance below 12 benches per annum. Waste movement is relatively stable whereas ore movement fluctuates, and process plant feed needs to be supplemented from stockpiles from prior years.

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Processing and Recovery Operations

The planned process plant has been designed to treat 6.0 Mt/y on average ranging from 5.5 Mt/y for Ashashire Pelite fresh ore to 6.6 Mt/y for Dish Mountain oxides. Kurmuk ore can be classed as free milling with high recoveries from oxide, transition and primary material and a high free gold content supporting the inclusion of gravity recovery within the flowsheet. The flowsheet will consist of primary crushing, two-stage milling with gravity recovery, primary leach followed by CIL with tailings thickened prior to cyanide detoxification to minimise cyanide consumption and costs of detoxification. Gravity concentrate will be intensively leached in a strong cyanide solution with electrowinning of gold. Loaded carbon will be acid washed, eluted and regenerated with gold being electrowon prior to smelting into doré. Thickened tailings will be disposed in a HDPE lined valley fill site.

Infrastructure, Permitting and Compliance Activities

Infrastructure

The HDPE lined TSF is planned as a valley impoundment with multi-zoned, earth-fill embankments. The TSF will have a total footprint area (including the basin area) of 104 ha for the Stage 1 TSF, and a final footprint of 275 ha. The total capacity of the TSF is 60 Mt of tailings with the flexibility of additional storage and further possible expansion. Both tailings and waste rock are non-acid forming and the current TSF mitigation and design measures are considered adequate.

Dam break assessments were undertaken to determine populations at risk. The assessment showed that the tailings solids would travel 3 to 4 km downstream and would not impact any downstream communities. The stability assessment shows suitable factors of safety have been included to meet ANCOLD design standards.

Static testwork on 200 waste rock samples shows that acid generation from the waste rock should not be a significant risk and any minor acid generating rock would be placed within the centre of the waste rock dump. Kinetic leaching testwork on Dish Mountain samples have confirmed the low risk of metalloid leaching.

A 5.4 Mm3 water storage dam (“WSD”) is fed from a 120 km2 upstream catchment area which is located 7 km southwest of the process plant. The reservoir surface area will be 73 ha with a 36 m high embankment. The stability assessment shows suitable factors of safety have been included to meet ANCOLD and Canadian Dam Association design standards. In the unlikely event of failure, the dam break assessment shows that a downstream bridge and some houses in Horizab (a downstream community) may be impacted. The emergency spillway has been designed for a 1:10,000 year event.

Total connected power will be 36.3 MW with an average demand of 29.5 MW. Electrical grid power is to be supplied to the operation via a 72 km, 132 kV powerline with substations at Asosa and the Kurmuk Project. The Government will provide the grid connection to increase their equity stake in KGM from 5% to 7%, as defined in the Kurmuk Development Agreement. Power will be distributed on site via a network of 11 kV powerlines.

Process plant security will include a perimeter fence as well as a double fence around high security processing areas. The security manned gold room incorporates access control and monitoring.

The onsite analytical laboratory to be supplied by Allied to the laboratory operator with sample analysis included in the operating costs.

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Permitting, Environmental and Social

The ESIA for the Dish and Ashashire mining areas was approved as part of the application for the Large Scale Mining Licence granted on September 30, 2021, while the powerline corridor ESIA was approved in April 2022. The ESIAs were developed to meet Ethiopian legislative requirements and to align with international good practice.

Environmental and social requirements of the Large Scale Mining Licence include preferential employment and procurement practices, allocation for rehabilitation of environmental impacts, participation in community development and obtaining written consent including compensation for landowners. The capital and operating costs include allowances for these requirements.

Formal acquisition of land held by individuals or private organizations will be required along sections of the powerline corridor as well as compensating the affected administration for use of common communal land.

Other matters to be addressed prior to construction and operations include obtaining various approvals and permits associated with water use and discharge, working within watercourses, waste transport and discharge, establishment of emergency management systems, building works, import, transport and use of explosives and radioactive materials.

Environmental and social baseline studies have been undertaken in the mine infrastructure area and along the powerline corridor. The Kurmuk Project area lies within East Sudanian Savanna terrestrial ecoregion. The ecoregion is regarded as critically endangered due to agriculture and other activities, but the Kurmuk Project area does not overlap with any designated or formally protected areas. Habitats of high biodiversity sensitivity were identified within the mine infrastructure area and along the powerline corridor, and as a consequence the powerline corridor was realigned.

A survey of archaeological sites across the study area was undertaken and an appropriately qualified archaeologist has confirmed suitable measures to mitigate impacts on any sites of heritage significance.

The closest communities are approximately 8-10 km from the proposed Dish Mountain mine and process plant, 8 km from the proposed Ashashire mine and 3 km from the WSD. Approximately 9,500 people reside in the mine’s area of influence and 24,000 in the powerline corridor area of influence. No physical relocation of communities is required for the operation and provision has been made for the compensation of individuals affected by economic displacement. Ethiopia does not recognise any indigenous populations; however, the Berta people are considered indigenous under international guidelines. Allied has committed to providing for social programs in the area, as indicated in the ESIA and following best international practices.

Capital and Operating Cost Estimates

Total LOM capital costs for the 11-year mine life are estimated at $592 million to a ±15% accuracy. The main components of the capital costs cover $498 million of pre-production costs for pre-stripping and development of the Kurmuk Project, $61 million for sustaining capital for mining contractor demobilisation and general equipment replacement and $33 million for mine closure. A breakdown of the cost by type is provided in the table below.

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Kurmuk LOM capital cost estimate

Capital item	Unit	Total
Pre-strip	$M	47.72
Mining Establishment	$M	20.29
Plant and Infrastructure	$M	395.03
Contingency	$M	35.04
Subtotal pre-production	$M	498.08
Mining	$M	16.09
General	$M	45.0
Total sustaining	$M	61.09
Closure provision	$M	33.17
Total capital	$M	592.34

Total operating costs for the 12-year mine life is estimated at $2,362 million to a ±15% accuracy and is based on first principles costing of key elements.

Kurmuk LOM operating cost estimate

Operating cost item	Unit	Total
Mining	$M	1,354
Processing	$M	465
G&A	$M	215
Royalties	$M	267
Selling	$M	12.6
Total	$M	2,314

Mining costs represent 58% of the operating costs and are based on owner mining. The key mining costs are load and haulage at 52%, drilling and blasting at 28%, and ore haulage at 6%.

Processing costs represent 20% of the operating costs and average approximately $7.70/t processed over the LOM. The range of operating costs is $7.12/t for Dish Mountain oxide up to $8.38/t for harder ore from Ashashire. The fixed and variable process costs were applied, by ore type, in the processing schedule. It is acknowledged that processing costs at $7.70/t over the LOM benchmark low due to the low power price ($0.03 /kWh), low cyanide consumption (0.30 kg/t) and competitive labour costs.

Administration costs at $21.1 million per annum benchmark reasonably well with similar sized operations. Selling costs are based on $5/oz for doré transport and refining. Royalties are based on the Development Agreement and include 5% Government royalty based on net revenue and 2% community development royalty based on 2% from annual net profit or operating costs, whichever is the higher.

The economic evaluation of Kurmuk (100%) is based upon the Mineral Reserve available over the LOM, coupled with the capital and operating costs, taxes and royalties as well as revenue factors, based on consensus gold price forecasts from to 2027 and a flat gold price of $1,731/oz from 2028 onwards.

The total post-tax free cash flow of the Kurmuk Project was estimated at $1,135 million or $703 million on a NPV basis using a 5% (real) discount rate, with an IRR of 33%. The payback period for the Kurmuk Project is 26 months from commissioning in Q2 2026. The Company, consistent with industry practice, uses a consistent 5% discount rate across all projects for the purposes of assessing and valuing its projects.

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A gold price sensitivity analysis showed a break-even NPV5% at a gold price of about $1,025/oz. Sensitivity of the Kurmuk Project was tested to key value drivers; and in particular, gold price assumptions, grade, recovery rates and material cost inputs such as labour, drilling, haulage and fuel costs. As expected, gold price and grade represent the most significant drivers with a ±$200/oz change in gold price or a ±0.2 g/t gold change in grade resulting in a ±$200 million change to NPV5%.

The discount rate used in the 2023 FEED financial model is 5%. The Company, consistent with industry practice, uses a 5% discount rate across all projects for the purposes of its valuations. The sensitivity of the project’s NPV to higher discount rates are shown in the table below.

Discount rate	Project NPV ($M)
5.0%	703
7.5%	553
10.0%	434
12.5%	338

Exploration, Development and Production

Kurmuk’s construction is underway, with the first stage occurring during 2024 and involving the establishment of Allied's project management framework, the appointment of an EPCM contractor, the initiation of detailed engineering and early works, commencement of bulk earthworks and of civil disciplines, the procurement of critical equipment and project services, the construction of key infrastructure, and strengthening relationships with local stakeholders. The second phase will cover 2025 and the beginning of 2026, focusing on mechanical, piping, electrical and instrumentation installations, followed by commissioning and the start of production, which is expected by the second quarter of 2026.

Definition drilling at Kurmuk has resulted in a 5% increase in Proven and Probable Mineral Reserves to 2.7 million gold ounces contained in 60.5 million tonnes at a grade of 1.41 g/t. Similarly, total Measured and Indicated Mineral Resources increased to over 3.1 million gold ounces contained in 57.9 million tonnes at a grade of 1.68 g/t. These advancements, however, do not yet reflect the outcomes of in-pit Inferred Mineral Resource conversion drilling and ongoing regional exploration efforts, which has continued to meet with success. The Company’s broader strategy is to extend the strategic mine life to at least 15 years. Drilling efforts, as part of the $7.5 million 2024 exploration budget at Kurmuk, are concentrated on near-mine targets around Dish Mountain and Ashashire, which are the initial open pits housing all current Mineral Reserves. Additionally, drilling activities continue with several diamond drill rigs at the Tsenge Prospect, defined by a 9km gold in soil and rock anomaly. Initial holes at Tsenge have returned economic widths and grades of gold in drill core at lower priority locations that were immediately available for drilling, which are being followed for drilling and channel sampling of high priority targets, all of which indicate significant upside potential which could potentially contribute to extend mine life and optimize short term production.

Further infill drilling is ongoing and is targeting the 140 koz of Inferred Mineral Resources reported in the 2023 FEED designs in order to convert them into an Indicated Mineral Resource. Follow-up drilling at Ashashire indicates mineralization extensions at depth, which are also being assessed at the time of reporting. There is no certainty that Inferred Mineral Resources will be able to be converted into Measured or Indicated Mineral Resources. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability; the estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant modifying factors.

The John Dory deposit, adjacent to the proposed TSF, has been drilled and assayed with Mineral Resource modelling ongoing at the time of reporting. Should the John Dory deposit become economically viable in the future, the waste generated could be used for TSF buttressing and would reduce sustaining capital costs.

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Other Properties

Bonikro Mine

Property Description, Location and Access

The Bonikro Mine is an operating gold mine in Côte d’Ivoire which comprises the Bonikro and Hiré mining licences, and collectively with Agbaou is managed as one business unit referred to as the Côte d’Ivoire Complex. The Bonikro mining licence contains the Bonikro pit, process plant, associated tailings and waste storage, administration, accommodation, workshops and warehouses. The Hiré mining licence contains Akissi-So and Chapelle pits and the Agbalé deposit, waste storage and mining infrastructure, and is approximately 15 km south east of Bonikro.

Bonikro has produced over 1.6 Moz since production began in 2008. Mining is currently in progress at the Bonikro open pit and the Agbalé open pit at Hiré.

Bonikro is located 100 km by road south of the capital city of Côte d’Ivoire, Yamoussoukro, in the Gôh-Djiboua District of Côte d’Ivoire in West Africa. The commercial centre of Abidjan lies on the coast, 214 km by road a journey of about four hours. Most of the highway from Abidjan is excellent, as it is the road link to the capital at Yamoussoukro. From Divo to Hiré, the road surface has been re-sealed and upgraded.

The majority of personnel are sourced from the local community with senior Ivorian staff typically travelling from Abidjan and expatriate staff flying in and out of Abidjan.

Bonikro has a subequatorial climate characterized by four seasons: a long rainy season from April to July; a short dry season from August to September, a short rainy season from October to November, and a long dry season from December to March. The annual average rainfall is 1,249 mm, with annual totals ranging between 900 mm to 1,600 mm. Bonikro operates year-round with limited disruption to open pit operations during short-term, high rainfall events. Average annual temperatures range from 24oC to 28oC, with slightly lower temperatures recorded during the wet season. Average annual relative humidity is 82%, with average monthly relative humidity ranging between 70% to 90%.

Bonikro has been operating since 2008 and Allied acquired its interest in the operation during 2019. The Bonikro Mine comprises two mining licences:

•	The Bonikro Licence (PE32) encompasses an area of 37.12 km2, is due for renewal on January 15, 2025 and is held by Bonikro Gold Mine SA (“BGM”), of which Allied owns 89.89%.

•	The Hiré Licence (PE44) encompasses an area of 195.5 km2, is due for renewal on December 17, 2029 and is held by Hiré Gold Mine SA (“HGM”), of which Allied owns 89.80%.

The government of Côte d’Ivoire holds a 10% shareholding in each of BGM and HGM, with a local minority shareholder owning 0.11% of BGM and 0.20% of HGM.

Exploration is being undertaken on the Dougbafla (Oumé) exploration licences (PR843 and PR847) which are 100% owned by Allied’s subsidiary, Afrique Gold Exploration SARL. PR843, which is in the process of being renewed and is still valid according to the Mining Code.

The surface rights have been purchased and are sufficient for the proposed development.

Economic development parameters are governed by Mining Conventions for the Bonikro and Hiré exploitation permits which are valid until May 2, 2027 and April 6, 2028, respectively. The government revenue royalty or ad valorem tax percentage in Côte d’Ivoire is based on a sliding scale dependant on the gold price and is applied on the net revenue from mine sales less deduction of transport costs (free on board) and refining costs (e.g. 4% at $1600/oz and 5% at $2000/oz).

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HGM has a royalty agreement with Gold Mining Consulting International Corp for gold production from the Hiré mining licence at 1% of the gross smelter return.

A net smelter return royalty is paid to a joint venture of Elemental Altus Royalties and AlphaStream Capital. The royalty rate is variable based on gold price and is 4.5% when prices are at or above $1,450/oz.  The royalty is applicable only to the specifically defined Pushback 5 pit and is capped 560,000 oz.  The royalty was originally grated to Newcrest Mining as part of the acquisition cost of the mine prior to Allied ownership.

The Bonikro Stream was put in place in 2019, which applies to the gold production from the Bonikro and Hiré licences, including any future production from the Dougbafla exploration licence. For the first 650 koz of gold production, 6% will be purchased at $400/oz, which reduces to 3.5% for the next 650 koz of gold and 2% thereafter. At December 31, 2023, 57 koz of gold had been produced while the Bonikro Stream has been in place.

History

The Bonikro Mine has produced 1,565 koz since start up in 2008, at an average production of 100 koz/a.

Year	Tonnes Milled (Mt)	Grade (g/t gold)	Contained Gold (koz)	Gold Produced (koz)
2008	0.75	1.02	25	23
2009	2.05	2.34	154	150
2010	1.71	1.62	89	79
2011	1.19	1.85	71	58
2012	1.91	1.63	100	89
2013	1.93	1.52	94	88
2014	1.96	1.72	109	101
2015	2.18	2.19	154	139
2016	2.76	1.60	142	130
2017	2.50	1.98	159	139
2018	2.42	1.73	135	117
2019	2.43	1.07	83	74
2020	2.45	1.66	131	110
2021	2.47	1.09	87	76
2022	2.51	1.27	103	93
2023	2.42	1.38	107	99
Total	33.64	1.61	1,743	1,565

Gold mineralization in the general area was historically exploited by artisanal miners. Exploration was intermittently conducted in the greater Hiré and Bonikro area by French, British and Canadian interests since the 1970s and by BHP Minerals from 1988 to 1994. In August 1996, Equigold NL (“Equigold”) carried out a series of soil geochemistry and drilling programs which outlined numerous gold targets, most notably at Bonikro and Dougbafla. Tenure was subsequently secured over Hiré in 1999.

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In 2006, Equigold completed a feasibility study on the Bonikro gold deposit. Construction of the mine commenced in May 2007 with the first gold poured on 6 October 2008 following commissioning of the 2.0 Mt/a processing facility. Equigold merged with Lihir Gold Ltd in 2008 and Lihir Gold Ltd was acquired by Newcrest Mining Ltd in September 2010.

Debottlenecking and minor upgrades progressively increased the plant capacity to 2.5 Mt/a. Mine production at Hiré commenced in 2015. In 2017, Newcrest Mining Ltd sold its 89.9% stake in the project to Forbes & Manhattan of Canada, who in turn sold 52% of its interest in the project to Allied in May 2019 and the remaining 48% interest in September 2019.

Geological Setting, Mineralization and Deposit Types

Bonikro lies within the Birimian Baoulé-Mossi Domain of the West African Craton which is well known for gold mineralization.

The Bonikro gold deposit is located on the east-southeast-striking short limb of an upright fold which deforms the regional northeast-striking structural grain of Birimian rocks. This limb was cut by a north to north-northeast striking shear zone that is also partly discordant to the regional structural grain. The Bonikro granitoid, which hosts the Bonikro deposit, was emplaced obliquely sub-parallel to this shear zone, and the style of the mineralization appears to be an intrusion-related gold system deposit subsequently overprinted by orogenic mineralization.

The Bonikro geological interpretation comprises a suite of sub-parallel quartz vein-filled structures that dip to the NE which form a ‘ladder’ inside the body of the pluton, and a shallow west dipping suite that are related to the flank of the N-trending through-going fault. This interpretation matches historical drill results as well as observed gold distribution in the Bonikro pit.

Hiré mineralization occurs as four widely separated brittle structures within a much older granitoid, the Kan River Gneiss. The gold mineralized structures at Akissi-So, Chapelle and Agbalé are narrow linear features in which the quartz component pinches and swells, as does the attendant muscovite-sericite-chlorite alteration. Akissi-So is 1 km long, comprises two discrete lodes that strike north-east and dip steeply north-west, extends down dip for 300m and has three offsetting east-west faults along its length. Agbalé is made up of several sub-parallel brittle structures trending in the same orientation as Akissi-So, and portions may be the extension of Akissi beyond the normal fault that terminates the Akissi orebody at the NE end; no cross-cutting structures have yet been identified at Agbalé. Chapelle comprises two groups of sub-vertical structures at an acute angle to one another, over 2 km in length and variably up to 2-8 m in width. Strike is east-west or north-north-east. Mineralization is developed along the length of the structures.

The mineralization at Dougbafla West consists of two zones of bedrock mineralization that occurs in north-westerly dipping veins within the Akaoka mafic-felsic extrusive suite. The first of these forms an up to 10 m wide steeply dipping zone over a trend of 1,500 m but is only known from below surface. The second zone lies 500 m to the east, appears to occur as a stacked vein system over a true width of 40 m, and is confirmed down dip to at least 180 m. Both sets of mineralization occur in an extrusive mafic volcano-sedimentary succession, with concordant intermediate extrusive rocks and intrusive granitoids.

Exploration

All deposits in the Hiré and Bonikro licences were known resources or prospects at the time Allied took control of the exploitation leases. Allied’s exploration initially focused on near mine opportunities, and is now expanding to the rest of the land package mainly around the Agbalé and Oumé prospects (formerly known as Dougbafla).

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Ongoing drilling successes at Agbalé and Oumé (also known as the Dougbafla prospects) have led to a 28% increase in Measured and Indicated Mineral Resources compared to the 2022 year end statement, now totaling 1.4 million ounces of gold in 32.8 million tonnes at a grade of 1.32 g/t. Despite a decrease in Mineral Reserves by 74,000 ounces to 0.6 million ounces contained in 13.7 million tonnes at a grade of 1.30 g/t, the Company managed to partially offset depletion given 2023 production of 99,409 ounces. This reflects the exploration strategy to increase total Mineral Resources at Oumé to better define the deposit boundaries before stepping up infill-drilling. Exploration drilling continues at Oumé, including advanced resource drilling at Oumé West and North. Additionally, Allied is conducting resource drilling at Akissi-So and scout drilling at Agbalé in the Hiré area, with the purpose of expanding the mineral inventory. Agbalé ore is planned to be transported to Agbaou due to its metallurgy and shorter haulage distances.

These efforts are part of a broader strategy to extend the strategic mine life in Côte d'Ivoire to over 10 years, aiming for annual production of 180,000-200,000 gold ounces at reduced costs. To support this aim, $10.5 million is allocated for total exploration spending at Bonikro in 2024.

A total of 946 exploration holes have been drilled at Bonikro, comprising 141,849 m of drilling. At the time of the resource estimation, Allied had drilled 212 and holes for 31,586 m, with 40% being diamond drill holes; several geotechnical holes are all that has been drilled at Bonikro since the resource was estimated. The use of diamond core holes allowed appropriate orientations to be obtained that tested the central area beneath the mined out Bonikro pit.

A total of 1,472 exploration holes have been drilled at the Hiré deposits, comprising 167,201 m of drilling. Allied has drilled 685 exploration holes for 94,969 m, with 57,594 m being RC and the remainder being core drilling or RC with ‘diamond tails’.

At the Oumé project, significant historical drilling has taken place around the Dougbafla West and Dougbafla North prospects (58,000 m including RAB and Aircore), but it was poorly documented by the previous owners in terms of collar locations and downhole surveys. Allied’s drilling in 2022 (comprising 8,152 m in 40 core drillholes; 131 core and RC holes for 24,220 m) has largely validated the historical drilling.

Sampling, Analysis and Data Verification

Dry RC sampling involves three-stage riffle splitting of the field samples which are collected over 1 m (for resource or resource infill drilling) or 2 m (for grade control drilling). A three-stage riffle split provides a representative sample of 2.0 kg to 2.5 kg for laboratory submission and analysis. The cyclone is cleaned at the end of each rod and hole, and the splitter is thoroughly cleaned between samples. Wet samples are left until close to dry and then processed in the splitter, which is cleaned between samples. Wet RC drilling is avoided – once 3m of continuously wet drilling has been intersected the hole is abandoned and finished with a core tail.

The sampling of DD core follows the Allied protocol to preserve the orientation line on the half core that is not sampled; the same side of the core is taken for assay. Generally, 1 m samples were obtained though minimum and maximum sample intervals are 0.5 m and 1.5 m.

Samples are given sequential numbers down any given hole and placed in labelled bags. These are collected from the drill collars, with geology logs entered into the database and delivered to the laboratory.

The preparation process comprises drying, crushing and pulverising to 85% passing 75 μm. Allied continues to use the sample preparation protocol used at Bonikro and Hiré since 1999. Sample analysis uses a 50 g fire assay with atomic absorption spectroscopy finish, with an appropriate certified reference material sample every 20 samples plus blanks and duplicates.

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The laboratories used for sample analysis of the exploration drilling are independent of Allied. Grade control uses bottle roll assays at the Bonikro mill lab and these have been included in the resource, affecting the mined volume of the historic pit.

SGS Ghana Limited (“SGS”) was principally used for sample preparation and assaying up until 2002, then with Transworld Laboratories Companies Inc. used from 2002 to 2004. SGS was then re-engaged until 2013 with Bureau Veritas Laboratories in Côte d’Ivoire used from 2013 to 2019. No umpire laboratory was nominated to undertake check assays over this period.

During 2019-2020 samples were delivered to MSA Laboratories in Yamoussoukro. Preparation was via a Boyd crusher-rotary split divider combination, pulverising the sub-sample in an LM2 pulverizer and analysis by fire assay on 50 g charges with an Atomic Absorption Spectrometry finish. From 2020, Allied changed laboratories from MSA to Bureau Veritas (ISO14001) in Abidjan. In 2023, Allied instigated the use of CRISOS photon assays on 500g charges of crushed sample at the MSA Laboratiories Yamoussoukro facility. To date this has only been the case for samples from the Oumé deposit.

Umpire assays are air freighted to ALS Global (ISO17025) in Perth. Umpire samples replicate well the certified reference materials and subset of mineral resource sample values.

Allied has maintained QA/QC management of the laboratories. Database managers review all assays as they arrive from the laboratories to judge their suitability for addition to the database, and each month, assays received in the prior 30 days are output through DataShed’s QA/QC Reporter software that crystallises the laboratories’ performance for distribution to the field offices and Allied’s Resource Manager in Perth. Data are quarantined until vetted for QA/QC performance.

Mineral Processing and Metallurgical Testing

Seven metallurgical testwork programs have been undertaken since the Bonikro process plant was operational. The results have been used to optimize operating conditions for current and future ores.

During 2014 and 2015, recoveries of 94.5% were being achieved from Bonikro at 2.0 Mt/a and 130 µm P80 grind size. In 2017, the target grind size was increased to 190 µm to increase throughput to 2.5 Mt/a, with recoveries reducing to 87% with the Hiré ores being the predominant feed.

Plant performance data was reviewed to assess the achieved recoveries and throughput for comparison with estimated parameters. The key observations are:

•	Average throughput was 304 t/h, equivalent to 2.43 Mt/a.

•	Grind size P80 averaged 190 µm with high variability in grind size until May 2021, when cyclone improvements were implemented.

•	Gold recoveries averaged 89%, with lead nitrate added for Chapelle ores and liquid oxygen supplementing the oxygen plant since November 2021.

Mineral Resource and Mineral Reserve Estimates

Allied undertook additional drilling in 2019 to 2021 to validate the resource model and extend known Mineral Resources.

Grade was estimated into the blocks using Ordinary Kriging for all lodes, with the parameters of the search determined by geological/geometrical domain. Variography using Snowden’s Supervisor software gave high confidence estimation parameters with relatively smooth curves and long search ranges.

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Mineral Resource classifications were assigned using a combination of geological, grade and geostatistical criteria. The December 31, 2023 Mineral Resource estimate reported above a 0.5 g/t gold cut-off for the four gold deposits within the Bonikro Mine are contained within optimized Lerchs-Grossmann pit shells based on estimated operational costs and recovery assumptions at a gold price of $1,800/oz.

The Mineral Reserves:

•	reflect that portion of the Mineral Resource which can be economically extracted by open pit methods;

•	consider the modifying factors and other parameters including but not limited to the mining, metallurgical, social, environmental, statutory and financial aspects of the project;

•	the Proven Mineral Reserve estimate is based on Measured Mineral Resources and the Probable Mineral Reserve is based on Indicated Mineral Resources;

•	include a weight averaged allowance for mining dilution at 3% and ore loss at 4%;

•	a base gold price of $1,500/oz was used for Bonikro;

o	pit optimization, with the selected pit shells using values of $1,388 (revenue factor 0.925), depleted to December 31, 2023; and

o	cut-off grades vary from 0.68 to 0.74 g/t for different ore types due to differences in recoveries, costs for ore processing and ore haulage;

•	a base gold price of $1,800/oz was used for Agbalé;

o	pit optimization, with the selected pit shells using values of $1800 (revenue factor 1.00), depleted to December 31, 2023; and

o	cut-off grades vary from 0.58 to 1.00 g/t for different ore types due to differences in recoveries, costs for ore processing and ore haulage, if processed at Agbaou.

See “Summary of Mineral Reserve and Resource Estimates”.

Mining Operations

The Bonikro, Akissi-So, Agbalé and Chapelle pits are existing operations which are mined using conventional Caterpillar 6020 excavators (200 t class) and Caterpillar 777 haul trucks (90 t class). The mining operation converted from owner-operated to contract mining in July 2022.

The mining operating methodology used is open cut mining on 10 m benches and flitched off at 4 m increments including the top flitch 2 m and the heave from blasting. In some parts of the pit, selective mining is required with flitches reducing to 2-2.5 m dependant on the dip of the orebody.

The mineral resource block models were re-blocked by Orelogy to account for the geology and estimated dilution and ore loss from mining.

Pit optimization software was used to identify the optimal ultimate pit limits and used Measured and Indicated Resources only. The pit optimization used a gold price of $1,500 oz, a discount factor of 5% and allowed for mining, processing, general and administrative costs, royalties and refining charges as well as processing throughput and recoveries for each ore type.

The pit designs involve extending existing pits within stages. Bonikro hosts 100% of the future ounces and is to be developed in three stages to provide earlier access to ore, to a final depth of 350 m.

Design pit slopes are based on geotechnical assessments by SRK, Allied and George Orr and Associates as well as historical pit slope behaviour. Haul roads widths are based on Caterpillar 777 trucks with 25 m provided for two-way ramps and 15 m for single lane ramps.

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The production schedule is based on mining the Bonikro and Agbalé pits supported with supplementary feed from the Bonikro low grade stockpile. The LOM plan schedules a total material movement of 8.1 Mt of ore and 39.4 Mt of waste for 47.5 Mt total material movement. The average strip ratio (waste t:ore t) is 4.9 over the LOM. Mining continues until Q2 2027, after which the process feed is sourced from low grade stockpiles until Q1 2029. Overall, the LOM schedule mines about 24 Mt/a of rock in 2024, reducing thereafter as sufficient ore is exposed to deliver 2.5 Mt/a of ore to the Bonikro mill. The processing rate is maintained at 2.5 Mt/a until early 2029 with low grade stockpiles supplementing open pit ore.

Processing and Recovery Operations

The Bonikro process plant is a conventional CIL gold plant constructed in 2008 with a nameplate capacity of 2.0 Mt/a. Debottlenecking in 2017 has resulted in an upgraded capacity to 2.5 Mt/a.

The Bonikro ore can be classed as free milling at a P80 grind size of 190 microns and a high free gold content supporting the inclusion of gravity recovery within the flowsheet. The flowsheet consists of secondary crushing, single stage semi autogenous grinding, gravity recovery, primary leach followed by CIL and pumping the tailings to the TSF. Gravity concentrate is intensively leached in a strong cyanide solution with electrowinning of gold. Loaded carbon is acid washed, eluted and regenerated with gold being electrowon prior to smelting into doré.

Infrastructure, Permitting and Compliance Activities

Infrastructure

The Bonikro Mine has been operating since 2008 and has sufficient support infrastructure to continue to operate at the current production level.

Mine infrastructure at Bonikro comprises the main office block, administration offices, security and medical building, process plant and vehicle workshops, storerooms and an assay laboratory. Mine support facilities have also been established at Hiré to support the satellite mining operation. A 15 km haul road links Hiré to the Bonikro plant.

Power is supplied to a substation at Hiré from the national grid via a 90 kV regional power line from a hydroelectric power station at Taabo Dam, some 23 km to the east of Hiré. The Hiré substation, located adjacent to the Akissi-So Pit, has two outgoing feeders, a 90 kV supply to the Agbaou Mine to the south and a 33 kV supply line to Bonikro plan, running parallel to the Hiré-Bonikro haul road.

The existing TSF is a single cell valley-fill facility that has been in operation since 2008 and is approximately 1 km from the Bonikro process plant. The TSF is formed by the main embankment on the north side and saddle dams on the east, west and south sides. Tailings are discharged into the TSF by sub-aerial deposition methods, using a combination of spigots at regularly spaced intervals from the north, east and west embankments, forming a supernatant pond at the South Embankment. The TSF surface area is approximately 200 ha.

The unlined TSF has predominantly been built using downstream construction techniques. Knight Piesold was appointed Engineer of Record in July 2020. In 2021 Knight Piésold updated the dam break assessment which showed a dam failure consequence category of ‘HIGH C’, based on ANCOLD Consequence Category. The most recent annual audit was conducted in December 2023 by Knight Piésold with no material items identified.

A review of tailings geochemistry from the Bonikro TSF was undertaken in 2016 by Graeme Campbell and Associates and confirmed that the tailings were Non-Acid Forming. There were some elevations of molybdenum and fluoride in the decant waters, but these elevations have not been reflected in seepage water which is intercepted in trenches and pumped back to the TSF.

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The Bonikro eastern waste dump will be expanded to the west and cover two of the existing water storage dams. A new dam, the Pit Diversion Dam, will be constructed to divert excess water into an adjacent drainage system. Waste geochemical testwork shows low risk of acid formation with the Bonikro waste potentially releasing molybdenum above guideline levels albeit that existing monitoring data shows that the risk is expected to be low.

Permitting and Compliance

Permits are in place for the existing operation.

Key environmental and social management plans are implemented on site, which includes environmental and social management (including monitoring), waste management, local development (developed in collaboration with local development committees (“CDLM”)), mine closure, emergency response, and stakeholder engagement. These plans are supported by various procedures which form part of the HSEC management system.

The Company has established processes for land access or acquisition, and associated compensation. Two recent expansion projects required permanent land acquisition and compensation in 2022. Temporary access for exploration activities is addressed as and when required.

Company contributions to the CDLM are set by the respective Mining Conventions. In 2023, contributions at Bonikro and Hiré were $0.99 million. In addition to the CDLM contribution, the Company makes voluntary investments in kind and cash to support other socio-economic development projects. In 2023, total voluntary contributions across both Bonikro and Hiré equated to $0.24 million.

Capital and Operating Costs

The capital cost estimate covers the activities required to enable Bonikro to continue at a production rate of 2.5 Mt/a until the Bonikro Mineral Reserves are depleted.

Total life of mine capital costs for the 7-year mine life are estimated at $77.3 million at ±15% accuracy. The main components of the capital costs cover $16.6 million for TSF raises, $3.0 million per year for general sustaining capital provisions and $38.1 million for mine closure and redundancy provisions. Exploration costs are excluded from the capital cost as they are to identify future growth, and are not required to support the current Mineral Reserves and Mineral Resources.

Bonikro LOM capital cost estimate

Capital item	Unit	Total
TSF Raise	$M	16.59
Sustaining Capital	$M	22.64
Closure & Redundancy	$M	38.08
Total	$M	77.31

Total operating costs for the 7-year mine life is estimated at $596 million to a ±15% accuracy.

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Bonikro LOM operating cost estimate

Operating cost item	Unit	Total
Mining	$M	216.82
Processing	$M	158.44
G&A	$M	126.03
Royalties	$M	92.03
Selling	$M	2.22
Total	$M	595.54

Mining costs represent 36% of the operating costs and are based on the existing mining contract. Load and haul and drill and blast costs were calculated for the range of materials encountered by bench. Mining costs at $4.57/t rock are relatively high due to the deep mining stages of the Bonikro pit.

Processing costs represent 27% of the operating costs, with fixed costs at $15.3 million per year and average variable costs at $6.09/t. At the target throughput of 2.5 Mt/a, the processing costs are estimated at $12.33/t, as compared to 2019 to 2022 costs which averaged $10.50/t.

The LOM G&A operating cost estimates are included at $24 million/a based on historical performance, forecast manning, includes regional G&A but excludes corporate allocations.

Royalty costs represent 15% of the operating costs based on existing agreements described under “Property Description, Location and Access”:

•	variable government royalty: 4.0% to 5.0% (dependent on gold price)

•	Community Development royalty: 0.5%

•	Newcrest Bonikro royalty: 4.5%

•	Bonikro Stream: 6% at $400/oz, reducing to 3.5% at $400/oz in 2026

•	Hiré royalty: 1.0%

Selling costs are estimated at $4.50/oz based on current contracts.

The economic evaluation of the Bonikro shows post-tax free cash flow of the Bonikro Mine was estimated to be $190 million or $175 million on a NPV basis using a 5% (real) discount rate. The Company, consistent with industry practice, uses a consistent 5% discount rate across all projects for the purposes of assessing and valuing such projects. Consensus gold price estimates were used to 2025 with a flat price of $1,761/oz from 2028 onwards. The following figure summarizes the cashflow over the life of mine.

Sensitivity of the project was tested to key value drivers; and in particular, gold price assumptions, recovery, capital costs, processing costs and mining costs. As expected, gold price and recovery represent the most significant drivers with a ±$80/oz gold price or +5% recovery creating a ±$25 million change to NPV.

Exploration, Development and Production

Drilling is progressing at the Agbalé and Oumé prospects. For Agbalé, the objective is to extend the mineralization along strike and test for an increased inventory of oxides to be fed to Agbaou. For Oumé, which covers the Dougbafla claims and prospects and is nearby the town of Oumé, located 15 km northwest of the Bonikro process plant, exploration continues to advance to extend the mineralized zones as well as to upgrade Inferred Mineral Resources to Indicated Mineral Reserves.

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A scoping study was carried out in Q1 2023 for the Dougbafla West prospect which showed an initial economic potential for 4.1 Mt of Inferred Mineral Resources at 1.3 g/t for 178 koz of contained gold. Preliminary capital costs were estimated at $31.5 million including $10 million for drilling, $8 million for a haul road, $2.6 million for permitting and $5 million contingency. Based on the scoping study further exploration and project development activities are being advanced with a targeted start of processing as soon as 2026.

An underground conceptual study was carried out in 2020 for Akissi-So which showed economic potential for 2.9 Mt of Inferred Mineral Resources at 3.0 g/t for 280 koz of contained gold. About 10,000 m of drilling would be required to increase the confidence levels of the potential underground inventory which is currently 76% Inferred Mineral Resources. The Akissi-So underground development is not currently part of Allied’s development plans.

The Dougbafla West scoping study and Akissi-So underground conceptual studies are preliminary in nature and include Inferred Mineral Resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the preliminary economic assessment will be realized.

Agbaou Mine

Property Description, Location and Access

Agbaou is located 100 km by road south of the capital Yamoussoukro, in the Gôh-Djiboua District of Côte d'Ivoire in West Africa. The commercial centre Abidjan lies on the coast 214 km by road to the southeast, which is a road journey of about four hours. A sealed highway links Abidjan to the regional capital of Divo, a distance of about 180 km. From Divo to Hiré, the 40 km, road surface has recently been upgraded and re-sealed. The area of the Agbaou Mine is 334 km2. The Agbaou Mine is located 20 km from the Bonikro Mine. The majority of personnel are sourced from the local community with senior Ivorian staff typically travelling from Abidjan and expatriate staff flying in and out of Abidjan.

The area has a subequatorial climate characterized by four seasons: a long rainy season from April to July; a short dry season from August to September, a short rainy season from October to November, and a long dry season from December to March. The annual average rainfall is 1,196 mm, with annual totals between 900 mm to 1,600 mm. Agbaou operates year-round with limited disruption to open pit operations during short-term, high rainfall events. Average annual temperatures range from 24° to 28°C, with slightly lower temperatures recorded during the wet season. Average annual relative humidity is 82%, with average monthly humidity fluctuating between 70% and 90%.

The Agbaou Exploitation Permit (PE 37) was granted on August 1, 2012 and renewed on August 1, 2022 for 10 years by Agbaou Gold Operations SA (“AGO”). Allied owns 85% of AGO, the government of Côte d’Ivoire owns 10% while SODEMI, the State-owned mining development company, owns 5%.

The AGO Mining Convention took effect on March 13, 2013 and was valid until July 31, 2022. An updated Convention is being finalized at the time of reporting. The Ministry of Mines, Petroleum and Energy has confirmed the tax and customs benefits granted in the Convention apply while the renewal process is underway. The Company expects that the following agreed economic development parameters will be re-instated:

•	The government revenue royalty or ad valorem tax percentage is based on a sliding scale and is applied on the net revenue of gold sales which is 4% from $1,301 to $1,600/oz and 5% above $1,600/oz).

•	A community development fund royalty of 0.5% on the net revenue of gold sales for community development projects in nearby communities.

•	A 25% corporate tax rate with standard deductions, including operating expenditure, royalties, selling costs and capital costs.

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A net smelter royalty is paid to Triple Flag Precious Metals Corp. The royalty rate is variable based on gold price, and is 2.5% when prices are at or above $1,400/oz.  The royalty is capped at $50 million total payment.  The royalty was originally granted to Endeavour as part of the acquisition cost of the mine.

The surface rights have been purchased and are sufficient for most of the proposed development and extraction of the Mineral Reserve. Costs for additional surface rights are included for waste storage and the mining of a pit stage.

History

The discovery of bedrock gold mineralization at Agbaou was made in the late 1980s. Significant exploration work was undertaken between 1994 and 2000 that included geochemical sampling, geophysics, RAB, RC and diamond drilling. Further exploration drilling programs were initiated from 2003 to 2011.

Endeavour acquired Agbaou in 2010 and commenced production in 2013 with commercial production achieved in January 2014. Allied purchased Endeavour’s interest in Agbaou on March 1, 2021. The operation has produced over 1.37 Moz of gold, at an average production rate of about 137 koz/a.

Year	Tonnes Milled (Mt)	Grade (g/t gold)	Contained Gold (koz)	Gold Produced (koz)
2013	0.26	1.17	10	6
2014	2.24	2.07	149	146
2015	2.67	2.17	186	181
2016	2.83	2.27	206	196
2017	2.91	2.04	190	177
2018	2.83	1.70	155	141
2019	2.70	1.62	140	138
2020	2.74	1.28	113	105
2021	2.56	1.37	113	108
2022	2.56	1.30	107	103
2023	2.25	1.05	75	73
Total	26.55	1.69	1,444	1,374

Geological Setting, Mineralization and Deposit Types

The Agbaou Mine lies within the Birimian Baoulé-Mossi Domain of the West African Craton which is well known for gold mineralization. The Agbaou gold deposit is underlain by rocks of the Oumé-Fétékro greenstone belt, which comprises deformed, mafic volcanics and sediments metamorphosed to greenschist facies. The deposit lies on the eastern flank of the antiformal folds near the hinges, which have been thrusted out. Bedding, foliation and the dominant vein sets are oriented along the strike of the thrusts (roughly northeast-southwest) and dip to the southeast, at a moderate to steep attitude.

Mineralization at Agbaou can be broadly separated into two categories: laterite cap (generally >0.5 g/t of gold) and primary (free gold and sulphide hosted). The laterite cap, which covers the entire deposit area, is of variable thickness (1 - 5 m) and represents secondary (re-mobilized) mineralization. The primary mineralization is associated with a system of gold-bearing quartz veins hosted along the thrust planes of the tightly folded and sheared Birimian-age sedimentary and volcanic rocks. The quartz veins can occur within either strongly sheared meta-volcanic or meta-sedimentary rocks.

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The geological interpretation of the gold lodes was developed based on information derived from pit mapping, exploration RC and diamond drill holes that had survey data and from grade control drilling.

Exploration

From 2003 Etruscan Resources completed soil geochemistry and identified gold-in-soil anomalies at four targets: Agbaou, Agbaou Sud, Zeiga, Zehiri and Niafouta. Agbaou was subsequently drilled out and developed into a mining operation.

Zeiga and Zehiri targets have been poorly tested to date. Zeiga is 8.6 km northeast of the process plant and is defined by a 1.7 km2 gold-in-soil anomaly at >30 ppb, with a core of nine samples >50 ppb gold.

In 2023, Allied achieved a 25% increase in Mineral Reserves compared to the previous year and equates to a 229% replenishment of the year's depletion. Notably, Measured and Indicated Resources, inclusive of Mineral Reserves, also increased during the year to nearly 0.9 million ounces of gold contained in 13.3 million tonnes at a grade of 1.99 g/t, up from 0.6 million ounces. Allied’s exploration is currently focused on areas in and around the Agbaou open pits to extend mineralization beneath and between the existing pits and into the surrounding property area, with the objective of further increasing mine life.

Drilling

Total drilling to date comprises 48,500 holes for 1,521 km of which 5.3% has been diamond drilling. Allied’s 701 diamond core holes comprise 26% of Allied’s holes and 40% of Allied’s total metres of drilling – much of the RC drilling has been sterilisation - which has resulted in the refinement of the orebody interpretation.

Sampling, Analysis and Data Verification

Dry RC sampling involves three-stage riffle splitting of the drill samples which are collected over 1 m (for resource drilling) or 2 m (for grade control drilling). A three-stage riffle split provides a representative 2.0 kg to 2.5 kg sample for laboratory submission and analysis. The cyclone is cleaned at the end of each rod and hole, and the splitter is thoroughly cleaned between samples. Wet samples are left until mostly dry and the splitter is cleaned between samples. Allied stops RC drilling upon 3 continuous metres of wet samples and the hole is tailed with core.

The sampling of DD core follows a detailed protocol to preserve the orientation line on the half core that is not sampled; the other side of the core is taken for assay. Generally, 1 m samples were obtained, although minimum and maximum sample intervals are 0.62 m and 1.2 m respectively were collected from earlier core holes.

Samples are given sequential numbers down any given hole and placed in labelled bags. These are collected from the drill site, with geology logs entered into Allied’s DataShed database. Samples are delivered to the independent Bureau Veritas laboratory in Abidjan (ISO45001).

The sample preparation process comprises drying, crushing through a Boyd jaw crusher with an RSD and pulverized to 85% passing 75 μm. Sample analysis is by a 50 g fire assay with an AAS finish. An appropriate QA/QC sample is inserted every 20 samples (standard, blank, coarse RC duplicate and a pulp duplicate).

The Bureau Veritas laboratory in Abidjan was also used by Endeavour with select samples sent to an umpire laboratory. Allied has continued to use Bureau Veritas Abidjan with umpire assays air freighted to ALS Global (ISO17025) in Perth, Australia. Umpire samples replicate well with the standards.

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Mineral Processing and Metallurgical Testing

Several metallurgical testwork programs have been carried out on the Agbaou ores during pre-production and operations to optimize conditions. In 2022 a metallurgical testwork program was carried out to inform the LOM planning.

A review of the plant performance showed:

•	Gold recoveries averaged 94% with tailings grades generally below 0.15 g/t, indicating free milling ore in oxide, transition and fresh ore types.

•	Increasing proportions of fresh ore in the feed blend have had minimal impact on gold recovery.

•	Fresh ores exhibit harder characteristics, requiring more milling energy and therefore throughputs decline with higher proportion of fresh ore in feed.

•	Throughput rates vary between 2.6 Mt/a at 50% oxide feed to 3.3 Mt/a at 100% oxide feed.

Mineral Resource and Mineral Reserve Estimates

The Mineral Resource model is based on drilling and assay data available to October 2023. Fourteen separate ore zones were interpreted, their statistics reviewed, and zone-specific interpolation parameters developed. Grades were interpolated into blocks using Ordinary Kriging.

Variography using Snowden’s Supervisor software gave high confidence estimation parameters with relatively smooth curves and long search ranges.

Mineral Resource classifications were assigned using a combination of geological, grade and geostatistical criteria. The December 31, 2023 Mineral Resource estimate reported above a 0.5 g/t gold cut-off for Agbaou Mine are contained within optimized Lerchs-Grossmann pit shells based on estimated operational costs and recovery assumptions at a gold price of $1,800/oz.

The Mineral Reserves:

•	reflect that portion of the Mineral Resource which can be economically extracted by open pit methods;

•	consider the modifying factors and other parameters including but not limited to the mining, metallurgical, social, environmental, statutory and financial aspects of the project;

•	the Proven Mineral Reserve estimate is based on Measured Mineral Resources and the Probable Mineral Reserve is based on Indicated Mineral Resources;

•	include an allowance for mining dilution at 26% and ore loss at 1%;

•	a base gold price of $1500/oz was used for the Mineral Reserves for the:

•	pit designs (revenue factor 1.00) apart from North Gate (Stage 41) and South Sat (Stage 215) pit designs which used a higher short term gold price of $1,800/oz and account for 49 koz or 10% of the Mineral Reserves; and

•	cut-off grades which range from 0.49 to 0.74 g/t for different ore types due to differences in recoveries, costs for ore processing and ore haulage.

See “Summary of Mineral Reserve and Resource Estimates”.

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Mining Operations

The pit designs involve extending the existing pits within stages. The Whittle 4X pit optimizations are based on current operating costs, throughputs and recoveries for each ore type, a long-term base gold price of $1,500/oz (with $1,800/oz used for North Gate and South Sat short term pits) and developed using Measured and Indicated Mineral Resources only. The final pit shell corresponds to a revenue factor of 1.02 or $1,529/oz. The Mineral Resource models were re-blocked using MineSight software to include dilution at 16% and ore loss at 1%.

Design pit slopes are based on geotechnical assessments by Golder, SRK, Allied and George, Orr and Associates as well as historical pit slope behaviour. Haul roads widths are based on Caterpillar 777 trucks with 25 m provided for two-way ramps and 14 m for single lane ramps.

The Agbaou pits are mined using contractor Komatsu PC2000 (210 t), Caterpillar 6015 (150 t) excavators, and Caterpillar 777 (90 t) haul trucks. The mining operating methodology is open cut mining on 10 m benches and flitched off at 2.5 m increments including the heave from blasting. Waste is taken to the designated waste dumps adjacent to each of the pit stages. Later in the mine life waste stripping will use 3.3 m flitches to maximize extraction of the waste.

The production schedule is balanced to mine approximately 25 Mt/a of rock in 2023-25, including the 20 Mt completed in 2023, with mining currently forecast to be complete in 2026. It is noted that the processing schedule includes mineralized waste (1.3 Mt, 0.46 g/t, 19 koz) to sustain the operation during 2024 and 2025. Exploration is ongoing at the time of reporting to replace the mineralized waste and increase profitable production.

Processing and Recovery Operations

The Agbaou process plant is a conventional CIL gold plant constructed in 2013 with 2.2 Mt/a realized from the treatment of oxide ore. In 2016 a plant expansion was carried out to increase production from the harder fresh ore. From 2018 to 2021 the plant was operating at an average 2.65 Mt/a (354 t/h) on blended feed (67% oxide and 33% fresh). In 2022 the plant treated 2.56 Mt (333 t/h) on a blended feed containing 22% fresh ore. DRA have completed an optional analysis study to further milling capacity to 350 t/h with a twin-stream comminution 100 t/h capable of milling harder rock, with improved process controls, which will help to shift the SAG mill power and weight towards its high limit and maximize the SAG mill feed.

The Agbaou ore can be classed as free milling with P80 grind size of 75 microns and a high free gold content. The flowsheet consists of secondary crushing, two stage grinding, gravity recovery and CIL. Gravity concentrate is intensively leached in a strong cyanide solution with electrowinning of gold. Loaded carbon is acid washed, eluted and regenerated with gold being electrowon prior to smelting into doré.

Infrastructure, Permitting and Compliance Activities

Infrastructure

The Agbaou Mine has been operating since 2013 and has sufficient supporting infrastructure to continue operating at the current production level. Existing infrastructure includes a water supply dam, mining services area, administration buildings, workshops, warehouses, laboratory and security.

The accommodation camp is approximately 2.7 km by road north of the process plant and has a capacity of 128 beds. The majority of the site personnel are Ivorian and live locally.

The site is connected to the Ivorian national electrical grid by a 15 km, 90 kV electrical transmission line from the Hiré substation.

Tailings Storage Facility

The TSF is a valley storage located 1 km north of the process plant site, and comprises four multi-zoned earth filled embankments. The TSF has an underdrainage system and an emergency spillway on the eastern embankment.

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Tailings are discharged into the TSF by sub-aerial deposition methods, using a combination of spigots at regularly spaced intervals from the south, east and west embankments, forming a supernatant pond at the north embankment. The TSF surface area is approximately 130 ha.

The unlined TSF has been built using downstream construction techniques. Knight Piésold, the Engineer of Record, has been involved with the TSF since project commencement. In March 2023 Knight Piésold updated the dam break assessment which showed a dam failure consequence category of ‘HIGH B’, based on ANCOLD Consequence Category and ‘very high’ under GISTM. The most recent annual audit was conducted in December 2023 by Knight Piésold with no material items identified.

Waste Rock Dumps

Waste dumps are established in proximity to the existing pits. New waste dump sites have been identified with additional sterilization drilling required to confirm future locations. As a result of being constrained by the compensation boundary (surface rights), previous owners of the Agbaou operation elected to back-fill two pits with waste.

Waste geochemical testwork shows some potential for generation of acidic drainage but generally the neutralization potential of the samples was sufficient to mitigate this risk.

Permitting and Compliance

Permits are in place for the existing operation and the permitting process for further lifts of the existing TSF have commenced.

AGO has several key environmental and social plans implemented on site, which includes environmental and social management (including monitoring), waste management, local development (developed in collaboration with local CDLM, mine closure, emergency response, and stakeholder engagement. These plans are supported by various procedures which form part of the HSEC management system.

Ground water monitoring data recorded for cadmium and pH show random spikes, which exceed the drinking water quality limits. However, no long-term trends were identified from the data. These will continue to be monitored.

Surface water monitoring data recorded for lead, arsenic, cadmium show random spikes which exceed the drinking water quality standards. The surface waters within the site are not used for drinking and investigations are underway to determine appropriate site-specific compliance criteria.

Company contributions to the CDLM are set by the respective Mining Convention; in 2023 contributions were $0.68 million which is similar to the LOM average at $0.92 million/a. Allied makes voluntary investments in kind and cash to support other socio-economic development projects; in 2023 total voluntary contributions totalled $0.25 million.

Capital and Operating Costs

The capital cost estimate was developed to cover the activities required for the Agbaou operation to continue at a production rate of 2.3 Mt/a for three years until the Mineral Reserves are depleted.

Total life of mine capital costs for the three-year mine life are estimated at $58.6 million (at ±15% accuracy) as summarized in the table below. The main components of the capital costs cover $9.4 million of TSF raises, $6.6 million for general infrastructure and $37.9 million for mine closure and redundancy provisions, before accounting for $6.2 million of mine closure (escrow) credits.

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Agbaou LOM capital cost estimate ($M)

Activity	Total
Mining	7.66
Plant	3.25
Infrastructure	6.59
TSF	9.36
Mine Closure	31.63
Mine Closure Credits	-6.20
Retrenchment	6.28
Total	58.57

Total operating costs for the three year mine life are estimated at $648 million as summarized in the table below. Mining costs represent 56% of the operating costs and are based on the existing mining contract. Load and haul and drill and blast metrics were calculated for the range of materials encountered and were developed per bench for each of the deposits for use in the pit optimizations and mining schedules.

LOM mining costs are equivalent to $2.91/t rock as compared to $2.67/t rock for 2018 to 2022; the higher mining costs are reflective of mining deeper parts of the orebody which incurs higher costs.

Processing costs represent 20% of the operating costs and are based on historical performance and 2023 pricing. Variable (reagents and consumables and power) contribute 38% of the process plant costs with 62% fixed which includes labour (20%), maintenance (24%). LOM processing costs at $12.66/t are higher than the 2022 costs at $10.27/t as more fresh ore will be treated over the remaining mine life.

The annual G&A operating cost estimate of $17.5 million/a is based on historical performance, forecast manning, maintenance schedules and excludes corporate allocations.

Royalty costs represent approximately 11% of the operating costs pursuant to existing agreements:

•	Variable government royalty of 4.0% to 5.0% (dependent on gold price).

•	Community Development royalty of 0.5%.

•	Endeavour royalty of 2.5% (now owned by Triple Flag Precious Metals).

Selling costs are estimated at $3.65/oz based on current contracts.

Agbaou LOM operating cost estimate($M)

Operating cost item	Total
Mining	365.72
Processing	126.49
G&A	83.14
Royalties	70.56
Selling	1.78
Total	647.68

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The economic evaluation of the Agbaou (100% basis) shows post-tax free cash flow of $141 million and a net present value at a 5% (real) discount rate (NPV5%) of $121 million. The Company, consistent with industry practice, uses a consistent 5% discount rate across all projects for the purposes of assessing and valuing such projects. The annual cash flow forecast is shown in the following figure. Consensus gold price estimates were used to 2027 with a flat price of $1,731/oz from 2028 onwards.

Sensitivity of the project to key value drivers were tested; and in particular, gold price assumptions, recovery, capital costs and discount rate. As expected, gold price and recovery represent the most significant drivers with a ±$80/oz gold price or +5% recovery resulting in a ±$15 million change to NPV5%.

Exploration, Development and Production

Given the increase in Mineral Reserves at the end of 2023, the LOM plan shows an overall project life of five years at a processing rate of 2.2 Mt/a. A total of 9.2 Mt at 1.65 g/t is to be processed to produce 487 koz. The Company is continuing to advance exploration activities to increase the mine life of Agbaou and is working on costs optimizations and the integration of Agbaou into one business unit with Bonikro.

Tripartite Toll Treat Agreement

A tripartite toll treatment agreement was approved in October 2023 to process ore from the three mineral endowments, Agbaou, Hiré and Bonikro between the Bonikro and Agbaou process plants.

DIVIDENDS and DIstributions

Subject to statutory or legal requirements, as well as certain restrictions on amount of cash that may be distributed under the terms of the Facility, there are no restrictions in the Company’s articles or by-laws that would restrict or prevent the Company from paying dividends. Allied has developed a dividend philosophy that will provide shareholders with cash returns in the form of a dividend based on free cash flow as free cash flows increase which is expected following expenditure of development capital in support of growth. In the immediate period of growth over the next few years, Allied anticipates that cash flow along with proceeds from the Financing will be re-invested in the development and growth of the business, with dividends anticipated to be paid following this growth period.

The Board, from time to time, and on the basis of any earnings and the Company’s financial requirements or any other relevant factor, will determine the future dividend policy of the Company with respect to its shares. Payment of any future dividends will be at the discretion of the Board after taking into account many factors, including the Company’s operating results, financial condition, comparability of the dividend yield to peer gold companies and current and anticipated cash needs.

DESCRIPTION OF CAPITAL STRUCTURE

The Company is authorized to issue an unlimited number of Common Shares, of which there are 250,724,253 Common Shares issued and outstanding as of the date of this AIF.

Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Company, to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Common Shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the Company’s board of directors at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Company are entitled to receive on a pro-rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

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In addition, the Company has Convertible Debentures which are convertible into Common Shares as described under “General Development of the Business – Three Year History – The Financing”. The Company has also granted stock options and restricted share units under its stock option plan and restricted share unit plan, respectively, which, upon vesting, may be exercisable or redeemable, as applicable, for Common Shares.

MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares were not listed on any stock exchange prior to the completion of the Transaction. The Common Shares were listed and posted for trading on the TSX under the symbol “AAUC” and the Convertible Debentures were listed and posted for trading under the symbol “AAUX.DB.U”, effective September 11, 2023. The following tables provide information as to the price ranges and volume traded by month for the Common Shares and the Convertible Debentures, respectively, during the period from listing on September 11, 2023 to December 31, 2023 on the TSX.

Common Shares

Month	High	Low	Volume
September 2023(1)	$5.90	$4.01	163,058
October 2023	$4.80	$3.66	836,592
November 2023	$4.50	$3.40	4,683,829
December 2023	$4.20	$3.39	4,551,734

(1)	For the period from listing on September 11, 2023 to September 30, 2023.

Convertible Debentures

Month	High	Low	Volume
September 2023(1)	$100	$100	Nil
October 2023	$100	$100	2,000
November 2023	$100	$100	1,000
December 2023	$100	$100	Nil

(1)	For the period from listing on September 11, 2023 to September 30, 2023.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The following table sets forth the name, province or state and country of residence, position held with the Company and the principal occupation of each director and executive officer of the Company during the past five years. All directors of the Company hold office until the next annual meeting of shareholders of the Company or until their successors are elected or appointed.

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Directors

Name and Residence	Position	Principal Occupation (Past 5 Years)
John Beardsworth(2)(3) Virginia, United States	Lead Director	Retired Senior Counsel, Member of Executive Committee and Partnership Admission Committee of Hunton Andrews Kurth LLP
John Begeman(1)(4) South Dakota, United States	Director	Director of Yamana Gold Inc. (“Yamana”) (May 2007 – March 2023); Director of Pan American Silver Corp. (since May 2023); Executive Chairman of Premier Gold Mines Limited (May 2006 – April 2021); Director of i-80 Gold Corp. (since April 2021)
Pierre Chenard Quebec, Canada	Director	Executive Director of Allied Gold Corp Limited (since February 2021)
Executive VP, Corporate Development & Strategy at AngloGold Ashanti (April 2019 to February 2021)
Various roles at Rio Tinto Aluminum, including 8 years as Vice President, Business Development and General Counsel, Aluminium and previously as Vice President and General Counsel at Alcan Inc.
Justin Dibb Dubai, United Arab Emirates	Vice Chairman and Director	Co-founder and Chief Executive Officer of Allied Gold Corp Limited
Richard Graff(1)(3) Colorado, United States	Director	Director of Yamana (October 2007 – March 2023); Director of DMC Global Inc. (since June 2007); Director of Alacer Gold Corp. (2008 to September 2020)
Peter Marrone Ontario, Canada	Chairman and Chief Executive Officer	Executive Chairman of Yamana (July 2003 – March 2023)
Daniel Racine(4) Ontario, Canada	President and Director	President and Chief Executive Officer of Yamana (August 2018 – March 2023); Director of Yamana (April 2021 – March 2023)
Jane Sadowsky(1)(2)(3) New York, United States	Director	Managing Partner of Gardener Advisory LLC; Director of Yamana (September 2014 – March 2023); Director of Nexa Resources S.A.
Dino Titaro(2)(4) Ontario, Canada	Director	Director of Yamana (August 2005 – March 2023); Director of Avidian Gold Corp. (since November 2017); Director of Golconda Gold Ltd. (since June 2019); Director of EV Minerals Corp. (since June 2023)

Officers

Name and Residence	Position	Principal Occupation (Past 5 Years)
Peter Marrone Ontario, Canada	Chairman and Chief Executive Officer	Executive Chairman of Yamana (July 2003 – March 2023)
Daniel Racine Ontario, Canada	President and Director	President and Chief Executive Officer of Yamana (August 2018 – March 2023); Director of Yamana (April 2021 – March 2023)
Jason LeBlanc Ontario, Canada	Chief Financial Officer	Senior Vice President, Finance, and Chief Financial Officer of Yamana (January 2006 – March 2023); Director of Premium Nickel Resources Ltd. (since May 2023)
Richard Campbell Ontario, Canada	Chief Human Resources Officer	Senior Vice President, Human Resources of Yamana (May 2011 – March 2023)
Gerardo Fernandez Ontario, Canada	Chief Development Officer	Senior Vice President, Corporate Development of Yamana (2007 – March 2023)

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Name and Residence	Position	Principal Occupation (Past 5 Years)
Basie Maree Dubai, United Arab Emirates	Chief Operating Officer	Chief Operating Officer of Allied Gold Corp Limited
Sofia Tsakos Ontario, Canada	Chief Legal Officer and Corporate Secretary	Senior Vice President, General Counsel and Corporate Secretary of Yamana (December 2007 – March 2023)
Greg Winch Perth, Australia	Chief Geology and Strategic Officer	Chief Geology and Strategic Officer of Allied Gold Corp Limited
Gwennael Guillen Lisbon, Portugal	Chief Sustainability Officer	Vice President, Sustainability of Teranga Gold Corporation (March 2019 – February 2021); Vice President, Sustainability of Endeavour Mining Corporation (February 2021 – June 2023)

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	Member of the Corporate Governance and Nominating Committee

(4)	Member of the Sustainability Committee

As a group, the directors and officers of the Company hold approximately 55,934,912 Common Shares, representing approximately 22.3% of all issued and outstanding voting securities of the Company (on an undiluted basis) as of the date of this AIF.

The principal occupations, businesses or employments of each of the Company’s directors and executive officers within the past five years are disclosed in the brief biographies set out below.

Director Biographies

John Beardsworth – Lead Director

John Beardsworth retired in 2021 as a senior partner of the law firm Hunton Andrews Kurth LLP (“Hunton”), where he served multiple terms as a member of the firm’s Executive Committee and Partnership Admission Committee. Mr. Beardsworth also served for ten years as Global Head of Hunton’s Business Practice Group and he served as Chair of the American Bar Association’s Infrastructure and Regulated Industries Section. Mr. Beardsworth is an Honorary Lecturer at the University of Dundee’s Center for Energy, Petroleum and Mineral Law and Policy. With over 40 years of experience, he focused his practice on energy and infrastructure transactions and finance, particularly in the oil, gas, electricity, mining and infrastructure sectors. Prior to retiring, Mr. Beardsworth served as Hunton’s relationship Partner for the World Bank, the International Finance Corporation, the U.S. International Development Finance Corporation, the Port Authority of Virginia, the U.S. Department of Energy and multiple sovereign Governments throughout the world, including many in Africa. In Chambers rankings, Mr. Beardsworth is one of two lawyers worldwide ranked with the highest “Senior Statespeople” designation for Africa Infrastructure Projects and Energy.

Mr. Beardsworth is an internationally recognized author and speaker on the development and financing of energy, extractive industries, renewables and infrastructure projects with a particular focus on Africa and emerging markets. He is a co-author of the World Bank’s ground-breaking treatise on resource-financed infrastructure and his work in Africa has been the subject of feature articles. Mr. Beardsworth has undertaken speaking and lecturing assignments in North and South America, Africa, Europe and Africa, generally with a focus on emerging market development and finance.

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John Begeman – Director

John Begeman is a Professional Mining Engineer with over 40 years of mining experience. His extensive experience in the mining industry, combined with his background in precious metals operations, executive and project development management, provide valuable industry insight and perspective to both the board and management. He currently sits on the board of directors of i-80 Gold Corp. and Pan American Silver.

Mr. Begeman previously served as the Executive Chairman of the board of Premier Gold Mines Limited, a director of African Gold Group, the President and Chief Executive Officer of Avion Gold Corporation, the Chief Operating Officer of Zinifex Canada Inc. and Vice President, Western Operations of Goldcorp Inc. (“Goldcorp”). Prior to his employment at Goldcorp, Mr. Begeman held various and progressive engineering and management positions with Morrison Knudsen Company’s mining operations group throughout the western United States. His experience in executive leadership in international mining operations, permitting and community involvement assists the board and management with its ongoing business endeavours. His past environmental and social license analysis along with project risk assessment also form a broad base of experience that the board and management can draw on.

Mr. Begeman holds a B.S. in Mining Engineering, an M.S. in Engineering Management and an MBA. He has completed the Rotman-Institute of Corporate Directors (“ICD”) Directors Education program and is a member of the ICD with the ICD.D designation. He is also a member of the National Association of Corporate Directors (“NACD”) and is NACD Directorship Certified.

Justin Dibb – Vice Chairman and Director

Justin Dibb is the Vice-Chairman and a director of Allied Gold Corporation. Mr. Dibb was the co-founder of, and acted as Chief Executive Officer of, Allied Gold Corp Limited from 2011 until September 2023 when the Company completed a business combination that resulted in the listing of Allied Gold Corporation on the TSX. With over 20 years of international, operational and industry business experience throughout Africa, and through his vision and leadership, Mr. Dibb was the driving force behind the transformation of Allied Gold Corp Limited to an African focused mining group building toward gold production of one million ounces with an attractive growth profile.

Prior to Allied Gold Corp Limited, Mr. Dibb co-founded Dominion Petroleum Ltd. in 2004 where he developed and executed on a strategic plan of acquiring and optimizing seven projects in various countries throughout Africa including Tanzania, Uganda and the Democratic Republic of Congo before successfully listing on the London Stock Exchange with a market capitalization of $240 million. Mr. Dibb was instrumental in raising $140 million for Dominion Petroleum Ltd. before its acquisition by Ophir Energy in 2011.

Mr. Dibb studied Laws, Banking and Finance at Griffith University.

Pierre Chenard – Director

Pierre Chenard has held various roles in both the corporate development and legal areas over the past 35 years. From February 2021 up until the closing of the Transaction in September 2023, Mr. Chenard was Executive Director of Allied Gold Corp Limited. From April 2019 to February 2021, he was Executive VP, Corporate Development & Strategy at AngloGold Ashanti. Prior to that, Mr. Chenard spent 12 years with Rio Tinto Aluminum including 8 years as Vice President, Business Development and General Counsel and had previously served as Vice President and General Counsel at Alcan Inc. From 1988 to 2000, Mr. Chenard was Vice President and Head of Corporate Development at Cambior Inc., a Canadian mining company who had mining operations in various countries including Guyana and Suriname. Mr. Chenard earned Civil and Common Law degrees from McGill University and has been a member of the Quebec Bar since 1984.

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Richard Graff – Director

Richard Graff has served on numerous public boards in the mining and oil and gas industries and has served as a board chairman, chairman of audit committees, and special committees, as well as having compensation committee and governance and nominating committee experience. His extensive experience in the metals and mining industry includes accounting and financial reporting, internal control, governance and compliance initiatives, and mergers. Mr. Graff has been an advisor to the mining industry and was a member of a Financial Accounting Standards Board task force, which resulted in the issuance of accounting and financial reporting guidance in the mining industry for US GAAP. He represented a consortium of international mining companies, and has met with and provided recommendations to the International Accounting Standards Board (“IASB”) on financial reporting issues in the mining industry. The IASB incorporated input from these meetings into its published rules. Mr. Graff organized periodic meetings in London between global mining companies and the IASB to discuss financial reporting issues affecting the industry and shared that information with the management, boards and audit committees on which he serves. He also has had discussions with and provided input to the U.S. Securities and Exchange Commission on financial reporting issues in the industry.

Mr. Graff has been a speaker at industry conferences and directors’ education programs on the topics of financial reporting in the mining industry, audit committee trends, board succession, investor engagement and enterprise risk management. Mr. Graff has moderated the Canadian Public Accountability Board (CPAB) Mining Industry Forum in Toronto. He also served as interim chairman of the Board of the Directors and chair of the audit committee and is now a member of the audit committee and risk committee of DMC Global Inc. He served as the chairman of the audit committee for many years and was the lead director and a member of the compensation committee of Yamana Gold Inc. and was interim chairman of the Board of Directors, chair of the audit committee and a member of the compensation committee of Alacer Gold Corp. Mr. Graff’s extensive international experience in the mining industry, coupled with his expertise summarized above, brings insight to the board and management as to best practices with respect to accounting, corporate governance and other issues for an international public company in the mining industry.

Mr. Graff is a retired partner from PricewaterhouseCoopers LLP where he served as the audit leader in the United States for the mining industry. He received his undergraduate degree in Economics from Boston College and his post-graduate degree in Accounting from Northeastern University.

Peter Marrone – Chairman and Chief Executive Officer and Director

Peter Marrone is the Chairman and Chief Executive Officer and a director of Allied Gold Corporation. Prior to joining Allied Gold Corporation, Mr. Marrone was the Executive Chairman of Yamana Gold Inc., which he founded in 2003. He has more than 35 years of mining, business and capital markets experience. As an entrepreneur, Mr. Marrone has founded and taken public several companies in various sectors and advised companies on going public and establishing the required protocols for governance in his role as an investment banker and lawyer before that. He has been on the boards of a number of public companies and has advised companies with a strong international presence. Mr. Marrone currently sits on the board of directors of Aris Mining Corporation. Prior to Allied and Yamana, Mr. Marrone was the head of investment banking at a major Canadian investment bank and before that practiced law in Toronto with a strong focus on corporate law, securities law and international transactions.

Daniel Racine –President and Director

Daniel Racine is the President and a director of Allied Gold Corporation. Prior to joining Allied Gold Corporation, Mr. Racine was with Yamana Gold Inc. since May 2014. In August 2018 he was appointed President and Chief Executive Officer of Yamana. In April 2021, he was appointed as a director of Yamana. From August 2012 until March 2014, Mr. Racine was President and Chief Operating Officer of Brigus Gold Corp. (“Brigus”). Prior to joining Brigus, Mr. Racine was Senior Vice President, Mining of Agnico-Eagle Mines Limited (“Agnico-Eagle”) where he was responsible for Agnico-Eagle’s global mining operations. Mr. Racine joined Agnico-Eagle as a junior mining engineer in 1987 taking on progressively senior roles throughout his tenure, including LaRonde Mine Manager, Vice-President Operations Manager, and Senior Vice President Operations.

Mr. Racine holds a Bachelor of Mining Engineering degree from Laval University. He is a registered engineer with L’Ordre des Ingenieurs du Quebec, a professional engineer with Professional Engineers Ontario and a member of the Ontario Society of Professional Engineers.

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Jane Sadowsky – Director

Jane Sadowsky retired from Evercore Partners (“Evercore”) as a Senior Managing Director and Head of the Power & Utility Group in 2011, after more than 22 years as an investment banker. Prior to Evercore, she was a Managing Director and Group Head at Citigroup’s Investment Bank (“Citigroup”) and began her investment banking career at Donaldson, Lufkin & Jenrette.

In addition to a broad and diverse range of finance and deal-related expertise, Ms. Sadowsky has sector expertise in power and utilities and the related fields of commodities, renewables, power technology, infrastructure and energy. She brings depth of knowledge and experience in mergers and acquisitions, public and private debt and equity, corporate restructurings and cross-border transactions. While at Evercore and Citigroup, she was responsible for strategy and resultant profit and loss, for managing people and for internal and external collaboration. She participated in or led global committees including compensation, fairness and valuation, diversity, mentoring and recruiting. Ms. Sadowsky has provided expert testimony in numerous U.S. jurisdictions and the World Court.

Since retiring, Ms. Sadowsky has served as the Managing Partner for Gardener Advisory LLC, which provides consulting and advisory services, and as a senior advisor on diversity and inclusion at Moelis & Company, a global investment bank. Ms. Sadowsky presents and teaches at the NACD as well as other governance forums. Ms. Sadowsky earned her MBA from the Wharton School and her BA in Political Science and International Relations from the University of Pennsylvania. Ms. Sadowsky is an NACD Board Leadership Fellow and is NACD.DC™ certified. She currently sits on the board, audit committee and compensation, nominating and governance committee of Nexa Resources S.A.

Dino Titaro – Director

Dino Titaro has over 35 years of international experience in the mining and exploration mineral resource industry. He has been involved in project management, feasibility studies, reserve estimation, due diligence studies, valuation studies, social and environmental permitting processes for mine construction and development and related risk management and has extensive corporate and operational experience. He was the founder of Carpathian Gold Inc., a public mineral exploration company listed on the TSX, and was the President and Chief Executive Officer from January 2003 to January 2014 and a director from January 2003 to August 2014. From 1986 to 2003, Mr. Titaro was the principal owner and President and Chief Executive Officer of A.C.A. Howe International Limited, a geological and mining consulting firm. From 1980 to 1986, Mr. Titaro was employed by Getty Mines Limited in various supervisory roles as a geologist, working on base and precious metal projects as well as uranium, principally in resource definition stages.

Mr. Titaro currently serves as the Chairman, director and a member of the governance and nominating committee of Avidian Gold Corp. He is also a director, chair of the governance committee and member of the audit and compensation committee of Golconda Gold Ltd as well as the chairman, director and member of the audit and compensation committees of EV Minerals Corp. Mr. Titaro has been a director and officer of several other publicly traded companies in the mining, industrial and health care technology fields.

Mr. Titaro holds a Master of Science degree in Geology from the University of Western Ontario. He is also a qualified person within the meaning of NI 43-101 and is registered as a P.Geo in Ontario.

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Executive Officer Biographies

Peter Marrone – Chairman and Chief Executive Officer and Director

Peter Marrone is the Chairman and Chief Executive Officer and a director of Allied Gold Corporation. Prior to joining Allied Gold Corporation, Mr. Marrone was the Executive Chairman of Yamana Gold Inc., which he founded in 2003. He has more than 35 years of mining, business and capital markets experience. As an entrepreneur, Mr. Marrone has founded and taken public several companies in various sectors and advised companies on going public and establishing the required protocols for governance in his role as an investment banker and lawyer before that. He has been on the boards of a number of public companies and has advised companies with a strong international presence. Mr. Marrone currently sits on the board of directors of Aris Mining Corporation. Prior to Allied and Yamana, Mr. Marrone was the head of investment banking at a major Canadian investment bank and before that practiced law in Toronto with a strong focus on corporate law, securities law and international transactions.

Daniel Racine –President and Director

Daniel Racine is the President and a director of Allied Gold Corporation. Prior to joining Allied Gold Corporation, Mr. Racine was with Yamana Gold Inc. since May 2014. In August 2018 he was appointed President and Chief Executive Officer of Yamana. In April 2021, he was appointed as a director of Yamana. From August 2012 until March 2014, Mr. Racine was President and Chief Operating Officer of Brigus. Prior to joining Brigus, Mr. Racine was Senior Vice President, Mining of Agnico-Eagle where he was responsible for Agnico-Eagle’s global mining operations. Mr. Racine joined Agnico-Eagle as a junior mining engineer in 1987 taking on progressively senior roles throughout his tenure, including LaRonde Mine Manager, Vice-President Operations Manager, and Senior Vice President Operations.

Mr. Racine holds a Bachelor of Mining Engineering degree from Laval University. He is a registered engineer with L’Ordre des Ingenieurs du Quebec, a professional engineer with Professional Engineers Ontario and a member of the Ontario Society of Professional Engineers.

Jason LeBlanc – Chief Financial Officer

Jason LeBlanc is the Chief Financial Officer of the Company. Mr. LeBlanc was previously the Chief Financial Officer of Yamana and has over 20 years of research-based and financial experience in the mining industry. During his time at Yamana, Mr. LeBlanc has held increasingly senior positions including most recently the position of Vice President, Finance since 2009. He was appointed Chief Financial Officer of Yamana in February 2017. Mr. LeBlanc also serves as a director of Premium Nickel Resources Ltd. Mr. LeBlanc has a Master of Finance from the University of Toronto, a Bachelor of Commerce from the University of Windsor and holds a Chartered Financial Analyst designation.

Richard Campbell – Chief Human Resources Officer

Richard Campbell is the Chief Human Resources Officer of the Company. Mr. Campbell was previously Senior Vice President, Human Resources of Yamana for approximately 12 years. Prior to joining Yamana, Mr. Campbell enjoyed progressively senior roles during his 21 years at TD Bank Financial Group (“TD”). During his tenure at TD, Mr. Campbell worked in executive roles in the business as well as Human Resources, encompassing retail, wealth management, and wholesale/corporate banking. From April 1998 to February 2002, Richard completed international secondments in Hong Kong and London, UK with TD Waterhouse. In his role as SVP Human Resources, TD Canada Trust, Richard led a multi-functional team of HR professionals to develop, implement and execute all aspects of HR services supporting a 36,000 employee workforce across Canada. More recently, Richard’s experience as SVP Human Resources with the Ontario Lottery Group has provided him with valuable and practical executive experience in the public service sector. Mr. Campbell holds an Honours Bachelor of Arts in Geography and Economics, and a Master of Arts in Economic Geography from Wilfrid Laurier University.

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Gerardo Fernandez – Chief Development Officer

Gerardo Fernandez is the Chief Development Officer of the Company. Mr. Fernandez was previously Senior Vice President, Corporate Development of Yamana, having worked in several leadership positions in operations, strategic planning and project development. Mr. Fernandez holds a Masters of Business Administration (Nevada, USA) and degrees in Civil Mining Engineering and BSc. Engineering from the University of Chile.

Basie Maree – Chief Operating Officer

Basie Maree is Chief Operating Officer of Allied. Mr. Maree has over forty years experience in the global mining industry, ranging from Mine General Manager, Partner and Chief Technical Officer, Chief Operating Officer, and other Senior Executive roles. He held these positions in Anglo American, AngloGold Ashanti, Barrick Gold, Coeur Mining and Allied. He also served on several company boards over the years and is one of the founding members and Director of the “International Cyanide Management Institute,” for the United Nations Environmental Program (UNEP). Mr. Maree holds qualifications from INSEAD and Oxford, and his studies also include Metallurgy and Environmental Management.

Sofia Tsakos – Chief Legal Officer and Corporate Secretary

Sofia Tsakos is the Chief Legal Officer and Corporate Secretary of the Company and is a member of the Company’s Senior Executive Group. In this role, she has oversight over the Company’s global legal and compliance matters. She is a proven leader in the mining industry with over twenty years of experience managing complex transactions and legal matters in jurisdictions around the world. Ms. Tsakos has been recognized as a leading mergers and acquisitions lawyer, having twice been a finalist for the Canadian General Counsel Awards under the category of Deal Making and also as a finalist for General Counsel of the Year, including winning the award for Deal Making in 2015. Prior to Allied, Sofia served as the Senior Vice President, General Counsel and Corporate Secretary of Yamana Gold Inc. from December 2007 to March 2023, when it was acquired. Prior to joining Yamana, Sofia was a partner practicing corporate securities law at a prominent law firm in Toronto. Sofia completed her Bachelor of Arts in Economics and Political Science from the University of Toronto and both her Master of Business Administration and Bachelor of Laws from the University of Windsor. Ms. Tsakos is a member of the Law Society of Ontario.

Greg Winch – Chief Geology and Strategic Officer

Greg Winch is the Chief Geology and Strategic Officer of the Company. Mr. Winch qualified as a geologist in Western Australia and worked in the gold exploration and mining industry for a mid-tier gold producer in a period of unparalleled growth in the mid to late 1980’s in Western Australia. He joined Allied in 2013 bringing over 30 years of development, exploration and operational experience. Prior to Allied, Mr. Winch was involved in the development of the Golden Pride and Lumwana copper mines in Zambia as part of the initial exploration and development and establishing the in-country political, technical and social framework for the start-up operations. Mr. Winch also served as Exploration Manager for Centamin.

Gwennael Guillen – Chief Sustainability Officer

Gwennael Guillen is the Chief Sustainability Officer of the Company. Previously, Ms. Guillen was VP Sustainability for Endeavour Mining Corporation and prior to that, Teranga Gold Corporation. Ms. Guillen is an award-winning executive leader with over 25 years’ experience including Environmental, Social and Governance (Sustainability), operating in challenging environments worldwide across three continents. Ms. Guillen is a certified corporate director with board experiences including as executive advisory in the board room of numerous TSX and LSE listed companies with degree qualifications in Chemical Engineering and Health and Environmental Engineering.

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Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as described below, no director or executive officer of the Company is, as at the date of this AIF, or has been, within the 10 years before the date of this AIF, a director, chief executive officer or chief financial officer of any company (including Allied) that:

(a)	was subject to a cease trade or similar order, or an order that denied the company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days and issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)	was subject to a cease trade or similar order, or an order that denied the company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days and was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer but which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer,

Mr. Titaro was a director of Carpathian Gold Inc. (“Carpathian”) when, on April 16, 2014, the Ontario Securities Commission (the “OSC”) issued a management cease trade order against the Interim Chief Executive Officer and the Chief Financial Officer of Carpathian in connection with Carpathian’s failure to file its audited annual financial statements (and related management’s discussion and analysis and certifications) for the period ended December 31, 2013. The management cease trade order was lifted on June 19, 2014 following the filing by Carpathian of the required documents. Mr. Titaro did not stand for re-election and was no longer a director on August 12, 2014 but was a director of Carpathian during the period of the management cease trade order.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially control of the Company, is as of the date hereof, or has been within the 10 years before the date hereof, a director or executive officer of any company (including Allied) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to the bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

To the best of the Company’s knowledge, and other than as disclosed herein, there are no known existing or potential material conflicts of interest between the Company or a subsidiary of the Company and any directors or officers of the Company or of a subsidiary of the Company, except that certain of the directors and officers serve as directors, officers, promoters and members of management of other public or private companies and therefore it is possible that a conflict may arise between their duties as a director or officer of the Company and their duties as a director, officer, promoter or member of management of such other companies.

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The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts will be disclosed by such directors or officers in accordance with the OBCA and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

PROMOTER

No person or company has been within the two most recently completed financial years, or is during the current financial year, a promoter of Allied or a subsidiary thereof.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

Allied and its subsidiaries are, from time to time, involved in various claims, legal proceedings, investigations and complaints arising in the ordinary course of business. The results of these pending or threatened proceedings cannot be predicted with certainty. Other than as disclosed below, to the best of the Company’s knowledge, the Company is not and was not, during the year ended December 31, 2023, a party to any legal proceedings which may be material, nor is any of its property, nor was any of its property during the year ended December 31, 2023, the subject of any such legal proceedings and as at the date hereof, no such legal proceedings are known to be contemplated.

Moolmans Litigation

On April 5, 2018, Ousmane and 258 ex-employees of a former SEMOS contractor (LTA) brought SEMOS before the Labour Court of Kayes, Mali, claiming that SEMOS should be held liable for the payment of outstanding wages, termination benefits, and general damages in the sum of CFA 5,140,977,690 (approximately $8,656,121), allegedly owed to the employees by LTA. The Labour Court ruled in favour of the ex-employees. On January 30, 2020, SEMOS appealed to the Court of Appeal of Kayes which upheld the original decision. On November 17, 2020, SEMOS further appealed to the Supreme Court of Mali and the Supreme Court ruled in favour of SEMOS stating that SEMOS was not liable to pay any alleged amounts owed by LTA to their ex-employees and sent the case back to the Court of Appeal for a new judgement. At a hearing on January 27, 2022, the Court of Appeal, again seized by the opposing party, confirmed the Supreme Court’s decision of exonerating SEMOS. However, the plaintiffs have further appealed the decision.

Regulatory Actions

There have been no penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during the financial year ended December 31, 2023, or any other time that would likely be considered important to a reasonable investor making an investment decision in the Company, and the Company has not entered into any settlement agreements with a court relating to securities legislation or with a securities regulatory authority during the financial year ended December 31, 2023.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described elsewhere in the AIF, none of the directors, executive officers or persons or companies who beneficially own, or control or direct, directly or indirectly, more than 10% of any class of outstanding voting securities of the Company, nor any associate or affiliate of the foregoing persons, has or has had any material interest, direct or indirect, in any transaction within the past three financial years or during the current financial year, that has materially affected or is reasonably expected to materially affect the Company.

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TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc., at its principal offices in Toronto, Ontario.

MATERIAL CONTRACTS

The Company has not entered into any material contracts outside of the ordinary course of business during the most recently completed financial year, and has not entered into any material contract before the most recently completed financial year that is still in effect.

The following material contracts were entered into by the Company in connection with the completion of the Financing and the Transaction:

•	Definitive Agreement. See “General Development of the Business – Three Year History – The Transaction”.

•	Agency Agreement. See General Development of the Business – Three Year History – The Financing”.

•	Convertible Debenture Indenture. See “General Development of the Business – Three Year History – The Financing”.

A copy of each of the foregoing material contracts is available under the Company’s SEDAR+ profile at www.sedarplus.ca.

AUDIT COMMITTEE

Audit Committee Charter

The Audit Committee is responsible for monitoring the Company’s systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of the Company’s external auditors. The committee is also responsible for reviewing the Company’s annual audited financial statements, unaudited quarterly financial statements and management’s discussion and analysis of financial results of operations for both annual and interim financial statements and review of related operations prior to their approval by the full board of directors of the Company.

The Audit Committee’s charter sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to the board of directors of the Company. A copy of the charter is attached hereto as Schedule “A”.

Composition of the Audit Committee

Below are the details of each Audit Committee member, including their name, whether they are independent and financially literate as such terms are defined under National Instrument 52-110 Audit Committees (“NI 52-110”) and their education and experience as it relates to the performance of their duties as an Audit Committee member. The qualifications and independence of each member is discussed below.

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Member	Independent(1)	Financially Literate(2)	Education and Experience Relevant to Performance of Audit Committee Duties
Richard Graff (Chair)	Yes	Yes	Richard Graff has served on numerous public boards in the mining and oil and gas industries, including as chairman of audit committees. His extensive experience in the metals and mining industry includes accounting and financial reporting, internal control, governance and compliance initiatives, and mergers. Mr. Graff has been an advisor to the mining industry and was a member of a Financial Accounting Standards Board task force, which resulted in the issuance of accounting and financial reporting guidance in the mining industry for US GAAP. He represented a consortium of international mining companies, and has met with and provided recommendations to the International Accounting Standards Board (IASB) on financial reporting issues in the mining industry. The IASB incorporated input from these meetings into its published rules. Mr. Graff organized periodic meetings in London between global mining companies and the IASB to discuss financial reporting issues affecting the industry and shared that information with the management, boards and audit committees on which he serves. He also has had discussions with and provided input to the U.S. Securities and Exchange Commission on financial reporting issues in the industry. Mr. Graff also served as interim chairman of the Board of the Directors and chair of the audit committee and is now a member of the audit committee and risk committee of DMC Global Inc. He served as the chairman of the audit committee for many years and was the lead director and a member of the compensation committee of Yamana Gold Inc. and was interim chairman of the Board of Directors, chair of the audit committee and a member of the compensation committee of Alacer Gold Corp. Mr. Graff’s extensive international experience in the mining industry, coupled with his expertise summarized above, brings insight to the board and management as to best practices with respect to accounting, corporate governance and other issues for an international public company in the mining industry.Mr. Graff is a retired partner from PricewaterhouseCoopers LLP where he served as the audit leader in the United States for the mining industry. He received his undergraduate degree in Economics from Boston College and his post-graduate degree in Accounting from Northeastern University.
John Begeman	Yes	Yes	John Begeman is a Professional Mining Engineer with over 40 years experience. He currently sits on the board of directors of i-80 Gold Corp. and Pan American Silver. Mr. Begeman previously served as the Executive Chairman of the board of Premier Gold Mines Limited, a director of African Gold Group, the President and Chief Executive Officer of Avion Gold Corporation, the Chief Operating Officer of Zinifex Canada Inc. and Vice President, Western Operations of Goldcorp Inc. Prior to his employment at Goldcorp, Mr. Begeman held various and progressive engineering and management positions with Morrison Knudsen Company’s mining operations group throughout the western United States. Mr. Begeman holds a B.S. in Mining Engineering, an M.S. in Engineering Management and an MBA. He has completed the Rotman-ICD Directors Education program, and is a member of the Institute of Corporate Directors with the ICD.D designation. He is also a member of the NACD and is NACD Directorship Certified.
Jane Sadowsky	Yes	Yes	Jane Sadowsky retired from Evercore as a Senior Managing Director and Head of the Power & Utility Group in 2011, after more than 22 years as an investment banker. Prior to Evercore, she was a Managing Director and Group Head at Citigroup and began her investment banking career at Donaldson, Lufkin & Jenrette. Since retiring, Since retiring, Ms. Sadowsky has served as the Managing Partner for Gardener Advisory LLC, which provides consulting and advisory services, and as a senior advisor on diversity and inclusion at Moelis & Company, a global investment bank. Ms. Sadowsky presents and teaches at the NACD as well as other governance forums. Ms. Sadowsky earned her MBA from the Wharton School and her BA in Political Science and International Relations from the University of Pennsylvania. Ms. Sadowsky is an NACD Board Leadership Fellow and is NACD.DC™ certified. She currently sits on the board, audit committee and compensation, nominating and governance committee of Nexa Resources S.A.

(1)	A member of an audit committee is independent if the member has no direct or indirect material relationship with the Company which could, in the view of the Board of Directors, reasonably interfere with the exercise of a member’s independent judgment, or is otherwise deemed to have a material relationship pursuant to NI 52-110.

(2)	An individual is financially literate if they have the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues and can reasonably be expected to be raised by the Company’s financial statements.

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Audit Committee Oversight

Since the formation of the Audit Committee in connection with the closing of the Transaction, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Board.

Pre-Approval Policies and Procedures

The Audit Committee’s charter sets out responsibilities regarding the provision of non-audit services by the Company’s external auditors. This policy encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor’s independence and requires Audit Committee pre-approval of permitted audit and audit-related services.

External Auditor Service Fees

Effective March 26, 2024, KPMG LLP were appointed auditors of the Company following the resignation of BDO UK LLP (“BDO”) at the request of the Company. The termination of BDO and the appointment of KPMG was recommended by the audit committee of the board and approved by the board. For further details, please refer to the Company’s management information circular dated March 28, 2024.

The table below shows the fees paid to the Company’s auditors in 2022 and 2023, including to Davidson & Company LLP in 2022 and in 2023 until the completion of the Transaction (as defined herein) on September 7, 2023, and to BDO from September 7, 2023 through December 31, 2023.

Fiscal Year Ending December 31	BDO 2023		Davidson 2023(1)		Davidson 2022
Audit fees for audit services.		$4,949,000	$	Nil		$9,109.80
Audit-related fees for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements and not disclosed above.		$121,000	$	Nil	$	Nil
Tax fees for professional services for tax compliance, tax advice and tax planning	$	Nil	$	Nil	$	Nil
All other fees or all other services not captured above.	$	Nil	$	Nil	$	Nil
Total fees		$5,070,000	$	Nil		$9,109.80

(1)	No audit work was performed by Davidson & Company LLP in 2023.

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INTERESTS OF EXPERTS

The following are the technical reports prepared in accordance with NI 43-101 from which certain scientific and technical information relating to the Company’s material mineral properties contained in this AIF has been derived, and in some instances extracted, as well as the qualified persons involved in preparing such reports, and details of certain technical information relating to the Company’s material mineral properties contained in this AIF which have been reviewed and approved by qualified persons.

Technical Report	Qualified Persons
Sadiola Report	Allan Earl, Matt Mullins, Gordon Cunningham and Peter Theron of Snowden Optiro
Kurmuk Report	Allan Earl, Michael Andrew, Gordon Cunningham and Peter Theron of Snowden Optiro and Steve Craig of Orelogy Consulting Pty Ltd

Each of the technical reports noted above are available under the Company’s SEDAR+ profile at www.sedarplus.ca, and a summary of each report is contained in this AIF under “Description of the Business –Material Properties”.

The following are the qualified persons responsible for Mineral Resources and Mineral Reserves as of the year ended December 31, 2023, for each of the Company’s mineral properties set out in this AIF. Such qualified persons consider the reported Mineral Resources and Mineral Reserves to be a fair reflection of the exploration activity conducted, modelling processes undertaken and application of modifying factors.

Property	Qualified Person for Mineral Reserves	Qualified Person for Mineral Resources
Sadiola	John Cooke of Allied	Steve Craig of Orelogy Consulting Pty Ltd.
Kurmuk	John Cooke of Allied	Steve Craig of Orelogy Consulting Pty Ltd.
Bonikro	John Cooke of Allied	Steve Craig of Orelogy Consulting Pty Ltd.
Agbaou	John Cooke of Allied	Steve Craig of Orelogy Consulting Pty Ltd.

Unless otherwise stated, all other scientific and technical information in the AIF, including, for greater certainty, any updated scientific and technical information after the date of the Technical Reports, has been reviewed and approved by Mr. Sébastien Bernier, P.Geo, Vice President, Technical Compliance and Performance of Allied.

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Each of the aforementioned persons is a “qualified person” under NI 43-101. Each of the aforementioned firms or persons held less than 1% of the outstanding securities of the same class of the Company or of any associate or affiliate of the Company when such expert prepared the Technical Reports or the Mineral Resource or Mineral Reserve estimates referred to, and held less than 1% of the outstanding securities of the same class of the Company following the preparation of such reports or data.

None of the aforementioned firms or persons, nor any directors, officers or employees of such firms, are currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company, other than Mr. Sébastien Bernier and Mr. John Cooke, both of whom are currently employed by Allied or one of its subsidiaries.

The Company’s independent auditors, BDO LLP, Registered Public Accountants, issued an independent auditor’s report dated March 26, 2024 in respect of the Company’s annual consolidated financial statements for the year ended December 31, 2023. BDO LLP are independent with respect to the Company within the meaning of the Chartered Professional Accountants of Ontario, CPA Code of Professional Conduct.

ADDITIONAL INFORMATION

Additional information related to the Company, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, as applicable, is contained in the Company’s current management information circular, and additional financial information is provided in the Company’s financial statements and MD&A for the financial year ended December 31, 2023, each of which is available under the Company’s SEDAR+ profile at www.sedarplus.ca.

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SCHEDULE “A”
CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

Purpose

The Audit Committee is a committee of the Board of Directors (the “Board”) of Allied Gold Corporation (the “Company”) and operates within the governance structure of the Company and its subsidiaries (the “Group”). The purpose of the Audit Committee is to:

(a)	assist the Board in discharging its responsibility to exercise due care, diligence and skills in its oversight responsibilities with respect to: (i) the integrity of the Company’s financial statements; (ii) the Company’s compliance with legal and regulatory requirements; (iii) the external auditors’ qualifications and independence; and (iv) the performance of the Company’s internal and external audit functions;

(b)	serve as an independent and objective party to monitor the Company’s financial reporting processes and internal control systems, including business policies and practices;

(c)	review and appraise the audit activities of the Company’s external auditors; and

(d)	prepare Audit Committee reports as required by applicable regulators.

The Audit Committee shall have the authority to delegate to one or more of its members (each, a “Member”), responsibility for developing recommendations for consideration by the Audit Committee with respect to any of the matters referred to in this Charter. Ultimate responsibility for the integrity of the company’s financial reporting rests with the full Board.

Composition and Meetings

The Audit Committee shall be comprised of three or more directors as determined by the Board, each of whom shall be an “independent director” in accordance with applicable legal requirements, including the requirements of National Instrument 52-110 – Audit Committees (“NI 52-110”) as revised, updated or replaced from time to time.

All Members shall, to the satisfaction of the Board, be "financially literate", and at least one Member shall have accounting or related financial management expertise to qualify as a "financial expert" in accordance with applicable legal requirements, including the requirements of NI 52-110, as revised, updated or replaced from time to time.

The Members and the chair of the Audit Committee (the “Chair”) shall be elected by the Board at the annual organizational meeting of the Board and shall serve until: the next annual meeting of shareholders; they resign; their successors are duly appointed; or such Member is removed from the Audit Committee by the Board. If the Board fails to designate one Member as the Chair, the Members shall appoint the Chair from among the Members.

The Audit Committee shall meet as frequently as the Audit Committee considers necessary, but not less than once each quarter, to review the financial results of the Company. Meetings shall be in person or by audio or video conference or such other electronic facility as provides electronic means of attendance and participation in the meeting. The Audit Committee shall have the resources and authority appropriate to discharge its duties and responsibilities, including the authority to select, retain, terminate, and approve the fees and other retention terms of special or independent counsel, accountants or other experts or advisors, as it deems necessary or appropriate, without seeking approval of the Board or management.

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The Audit Committee shall have the authority to meet with the Chairman and Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), along with internal auditors and the external auditor, and have such other direct and independent interaction with such persons from time to time as the Members deem appropriate. The Audit Committee may request the Chairman and CEO to have such officers or employees of the Company or the Company’s outside counsel or external auditor to attend a meeting of the Audit Committee or to meet with any of the Members or consultants to the Audit Committee.

The external auditors will have direct access and report directly to the Audit Committee at their own initiative.

Quorum for the transaction of business at any meeting of the Audit Committee shall be a majority of the number of Members or such greater number as the Audit Committee shall by resolution determine. A duly convened meeting of the Audit Committee at which a quorum is present shall be competent to exercise all or any of the authorities, powers and discretions vested in or exercisable by the Audit Committee.

Meetings of the Audit Committee shall be held from time to time as the Audit Committee or the Chair shall determine upon notice to each of the Members in compliance with the Company’s by-laws. The notice period may be waived by a quorum of the Audit Committee. The Audit Committee shall keep regular minutes of proceedings.

Responsibilities and Powers

Responsibilities and powers of the Audit Committee include:

General

1.	review and assess the adequacy of this Charter at least annually and, where necessary or desirable, recommend changes to the Board provided that this Charter may be amended and restated from time to time without the approval of the Board to ensure that the composition of the Audit Committee and the responsibilities and powers of the Audit Committee comply with applicable laws, regulations and stock exchanges;

2.	oversight of the Group as a whole and, unless required otherwise by regulation, carry out the duties below for the parent company, major subsidiary undertakings and the Group as a whole;

3.	oversight of the Company’s Related Party Transactions Policy;

4.	evaluate the functioning, effectiveness and performance of the Audit Committee and the Members on an annual basis;

Documents/Reports Review

5.	prior to the recommendation to the Board for approval of release of the annual and quarterly financial statements, monitor the integrity of, review and discuss with management and the independent public accountants, upon completion of their audit or review, the financial results for the year or quarter and the results of the audit or review, including (i) the Company's annual or quarterly financial statements and related footnotes; (ii) interrogation and challenge of management’s discussion and analysis of the financial condition and results of operations; (iii) annual and quarterly earnings press releases; (iv) the results of the audit or review, including the nature and amount of unrecorded adjustments resulting from the audit or review; (v) review with the independent public accountants and management the Company's policies and procedures relative to the adequacy of internal accounting and financial reporting controls (including any significant deficiencies and significant changes in internal control over financial reporting), including controls over quarterly and annual financial reporting, computerized information systems and information security; (vi) the independent public accountants’ management recommendations; (vii) any significant transactions which occurred during the year or quarter; (viii) any significant adjustments, critical accounting policies and practices; (ix) management judgments and accounting estimates; (x) new accounting policies; (xi) all alternative treatments of financial information within generally accepted accounting principles, ramifications of the use of alternative disclosures and treatments, and the treatment preferred by the independent public accountants; and (xii) any disagreements between management and the independent public accountants;

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6.	ensure that adequate procedures are in place for the review of the Company's disclosure of financial information extracted or derived from the Company's financial statements and periodically assess the adequacy of such procedures;

7.	review the effects of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Company;

8.	at least annually, (i) inquire of management and the independent public accountant about the significant business, political, regulatory and internal control issues or exposures to financial risk; (ii) oversee and monitor management’s documentation of the significant financial risks that the Company faces and update documentation as events change and risks shift; and (iii) assess the steps that management has taken to control identified financial and internal control risks to the Company;

Responsibilities of the Audit Committee Chair

9.	the fundamental responsibility of the Audit Committee Chair is to be responsible for the management and effective performance of the Audit Committee and provide leadership to the Audit Committee in fulfilling its mandate and any other matters delegated to it by the Board. To that end, the Audit Committee Chair’s responsibilities shall include:

10.	working with the Chairman and CEO and the Chief Legal Officer and Corporate Secretary to establish the frequency of Audit Committee meetings and the agendas for meetings;

11.	providing leadership to the Audit Committee and presiding over Audit Committee meetings;

12.	facilitating the flow of information to and from the Audit Committee and fostering an environment in which Members may ask questions and express their viewpoints;

13.	reporting to the Board with respect to the significant activities of the Audit Committee and any recommendations of the Audit Committee; and

14.	leading the Audit Committee in annually reviewing and assessing the adequacy of its mandate and evaluating its effectiveness in fulfilling its mandate; and taking such other steps as are reasonably required to ensure that the Audit Committee carries out its mandate;

External Auditors

15.	ensure the external auditors report directly to the Audit Committee on a regular basis;”

16.	recommend external auditors nominations to the Board to be put before the shareholders for appointment or re-appointment and, as necessary, the removal of any external auditor in office from time to time;

17.	approve the fees (for both audit and non-audit services) and other compensation to be paid to the external auditors and the funding for payment of the external auditors’ compensation and any advisors retained by the Audit Committee;

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18.	pre-approve all audit services, internal control related services and any permissible non-audit engagements of the external auditors, in accordance with applicable legislation;

19.	meet with external auditors and financial management of the Company to review the scope of the proposed audit of the current year, and the audit procedures to be used;

20.	approve terms of engagement of external auditor, including any engagement letter issued at the start of each audit and the scope of the audit;

21.	meet quarterly with external auditors “in camera” to discuss reasonableness of the financial reporting processes, systems of internal control and risk management, significant comments and recommendations, and management performance;

22.	advise the external auditors of their ultimate accountability to the Board and the Audit Committee;

23.	oversee the work of the external auditors engaged for the purpose of preparing an audit report or performing other audit, review and attest services for the Company, including the resolution of issues between officers of the Company and external auditors;

24.	evaluate the qualifications, performance and independence of the external auditors, in accordance with relevant ethical and professional guidance, which are to report directly to the Audit Committee, including: (i) reviewing and evaluating the lead partner on the external auditors' engagement with the Company; (ii) considering whether the auditors' quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditors' independence; (iii) determine the rotation of the lead audit partner and the audit firm; and (iv) take into account the opinions of management and the internal audit function in assessing the external auditors’ qualifications, independence and performance;

25.	present the Audit Committee’s conclusions with respect to its evaluation of external auditors to the Board and take such additional action to satisfy itself of the qualifications, performance and independence of external auditors and make further recommendations to the Board as it considers necessary;

26.	obtain and review a report from the external auditors at least annually regarding: (i) the external auditors' internal quality-control procedures; (ii) material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more external audits carried out by the firm; (iii) any steps taken to deal with any such issues; and (iv) all relationships between the external auditors and the Company;

27.	discuss with the external auditors any relationships that might affect the external auditors’ objectivity and independence;

28.	recommend to the Board any action required to ensure the independence of the external auditors;

29.	review and approve policies for the Company's hiring of employees or former employees of the present and former external auditors and compliance with regulatory requirements;

30.	review any material written communications between officers of the Company and the external auditors and any significant disagreements between the officers and external auditors;

31.	discuss with the external auditors their perception of the Company’s identification of management of risks, including the adequacy or effectiveness of policies and procedures implemented to mitigate such risks;

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Internal Audit

32.	receive reports from the Company's CFO on the scope and material results of its internal audit activities and review and monitor management’s responsiveness to the internal auditor’s findings and recommendations;

33.	review and discuss the Company’s Code of Conduct and other corporate governance policies and the actions taken to monitor and enforce compliance;

34.	establish procedures for: (i) the receipt, retention and treatment of complaints regarding accounting, internal controls or auditing matters; and (ii) the confidential, anonymous submission of concerns regarding questionable accounting, internal control and auditing matters;

35.	the Audit Committee will ensure that the internal audit function is adequately funded and resourced to enable it to fulfil its mandate and is equipped to perform in accordance with appropriate professional standards for internal auditors;

36.	monitor and review the effectiveness of the Company’s internal audit function in the context of the Company’s overall risk management system through discussions with officers of the Company and the external auditor relating to the maintenance of: (i) necessary books, records and accounts in sufficient detail to accurately and fairly reflect the Company’s transactions; (ii) effective internal control over financial reporting; and (iii) adequate processes for assessing the risk of material misstatements in the financial statements and for detecting control weaknesses or fraud. From time to time, the Audit Committee shall assess any requirements or changes with respect to the establishment or operations of the internal audit function having regard to the size and stage of development of the Company at such time;

Financial Reporting Process

37.	periodically discuss the integrity, completeness and accuracy of the Company’s internal controls and the financial statements with the external auditors in the absence of the Company's management;

38.	in consultation with the external auditors, review the integrity of the Company's financial internal and external reporting processes;

39.	consider the external auditors' assessment of the appropriateness of the Company's auditing standards and accounting principles as applied in its financial reporting;

40.	review and discuss with management and the external auditors at least annually and approve, if appropriate, any material changes to the Company's internal auditing and accounting principles and practices suggested by the external auditors or management;

41.	review disclosures made by the Chairman and CEO and the CFO during their certification process for the annual and interim filings with applicable securities regulatory authorities about any significant deficiencies in the design or operation of internal controls which could adversely affect the Company's ability to record, process, summarize and report financial data or any material weaknesses in the internal controls, and any fraud involving management or other employees who have a significant role in the Company's internal controls;

42.	establish regular and separate systems of reporting to the Audit Committee by management and the external auditors of any significant decision made in management's preparation of the financial statements, including the reporting of the view of management and the external auditors as to the appropriateness of such decisions;

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43.	discuss during the annual audit, and review separately with each of management and the external auditors, any significant matters arising from the course of any audit, including any restrictions on the scope of work or access to required information; whether raised by management or the external auditors;

44.	resolve any disagreements between management and the external auditors regarding financial reporting;

45.	review with the external auditors and management the extent to which changes or improvements in financial or accounting practices, as approved by the Audit Committee, have been implemented at an appropriate time subsequent to the implementation of such changes or improvements;

46.	retain and determine the compensation of any independent counsel, accountants or other advisors to assist in its oversight responsibilities (the Audit Committee shall not be required to obtain the approval of the Board for such purposes);

47.	discuss any management or internal control letters or proposals to be issued by the external auditors of the Company;

Legal Compliance

48.	review with the Company's legal counsel any legal matter that the Audit Committee understands could have a significant impact on the Company's financial statements;

49.	conduct or authorize investigations into matters within the Audit Committee's scope of responsibilities;

50.	perform any other activities, in accordance with the Charter, the Company's by- laws and governing laws, that the Audit Committee or the Board deems necessary or appropriate;

Reporting and Powers

51.	record minutes of its meetings and report periodically to the Board on all matters and recommendations made by the Audit Committee and at such other times as the Board may consider appropriate;

52.	exercise such other powers and perform such other duties and responsibilities as are incidental to the purposes, duties and responsibilities specified herein and as may from time to time be delegated to the Audit Committee by the Board;

Access to Information and Authority to Retain Independent Advisors

53.	the Audit Committee shall be granted unrestricted access to all information regarding the Company that is necessary or desirable to fulfill its duties and all directors, officers and employees of the Company will be directed to cooperate as requested by the Members. The Audit Committee has the authority to retain, at the Company’s expense, independent legal, financial, and other advisors, consultants and experts to assist the Audit Committee in fulfilling its duties and responsibilities, including sole authority to retain and to approve their fees. The Audit Committee shall select such advisors, consultants and experts after taking into consideration factors relevant to their independence from management and other relevant considerations; and

54.	the Audit Committee shall discharge its responsibilities and shall assess the information provided by the Company’s management and the external advisers, in accordance with its business judgment. Members are entitled to rely, absent knowledge to the contrary, on the integrity of the persons and organizations from whom they receive information, and on the accuracy and completeness of the information provided. Nothing in this Charter is intended or may be construed as imposing on any Member or the Board a standard of care or diligence that is in any way more onerous or extensive than the standard to which the directors are subject under applicable law.

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Limitation of Responsibility

1.	While the Audit Committee has the responsibilities and powers provided by this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate and are in accordance with applicable accounting principles and standards. This is the responsibility of management (with respect to whom the Audit Committee performs an oversight function) and the external auditors. This Charter is not intended to change or interpret the constating documents of the Company or applicable law or stock exchange rule to which the Company is subject, and this Charter should be interpreted in a manner consistent with all such applicable laws and rules.

2.	The Board may, from time to time, permit departures from the terms of this Charter, either prospectively or retrospectively. This Charter is not intended to give rise to civil liability on the part of the Company or its Directors or officers to shareholders, security holders, customers, suppliers, partners, competitors, employees or other persons, or to any other liability whatsoever on their part, subject to applicable law.

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